                                                           Prospectus Supplement
                                             (to Prospectus dated March 3, 2003)

                                                Filed Pursuant to Rule 424(b)(2)
                                                               Reg No. 333-83646

                                  $150,000,000

                                     [LOGO]

                           7.0% SENIOR NOTES DUE 2008

                                    -------

    This is an offering of $150,000,000 aggregate principal amount of our 7.0% Senior Notes due 2008. The Notes will mature on March 15, 2008. We will pay interest on the Notes on each March 15 and September 15, commencing September 15, 2003.

    We may redeem the Notes prior to their maturity at a make-whole premium. In addition, until March 15, 2006, we may redeem up to 35% of the aggregate principal amount of the Notes with the proceeds from certain equity offerings at the redemption price set forth in this prospectus supplement. If we undergo a change of control, we may be required to purchase Notes from our holders.

    The Notes are our unsecured senior obligations.

    The Notes are not expected to be listed on any securities exchange or included in any quotation system.

    This prospectus supplement and the related prospectus include additional information about the terms of the Notes, including optional redemption prices and covenants.

    SEE "RISK FACTORS," WHICH BEGINS ON PAGE S-11 OF THIS PROSPECTUS SUPPLEMENT AND ON PAGE THREE OF THE ACCOMPANYING PROSPECTUS, FOR A DISCUSSION OF CERTAIN OF THE RISKS YOU SHOULD CONSIDER BEFORE INVESTING IN THE NOTES.

                                    --------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED THAT THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                   ---------

    The Notes are being offered to the public at 100% of their aggregate principal amount plus accrued interest, if any. The proceeds (before expenses) from the offering will be $150,000,000. See "Underwriting."

    We expect that delivery of the Notes will be made in New York, New York on or about March 14, 2003.

                            DEUTSCHE BANK SECURITIES

           The date of this prospectus supplement is March 11, 2003.

          CREATIVE CAPITAL SOLUTIONS AND THE ISTAR FINANCIAL LOGO ARE
                REGISTERED SERVICE MARKS OF ISTAR FINANCIAL INC.
                           FORWARD-LOOKING STATEMENTS

    We make statements in this prospectus supplement, the accompanying prospectus and the documents we incorporate by reference that are considered "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which are usually identified by the use of words such as "will," "anticipates," "believes," "estimates," "expects," "projects," "plans," "intends," "should" or similar expressions. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Reform Act of 1995 and are including this statement for purposes of complying with those safe harbor provisions. These forward-looking statements reflect our current views about our plans, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Although we believe that our plans, intentions and expectations as reflected in or suggested by those forward-looking statements are reasonable, we can give no assurance that the plans, intentions or expectations will be achieved. We have discussed in this prospectus supplement and the accompanying prospectus some important risks, uncertainties and contingencies which could cause our actual results, performance or achievements to be materially different from the forward-looking statements we make in these documents.

    We assume no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. In evaluating forward-looking statements, you should consider these risks and uncertainties, together with the other risks described from time to time in our reports and documents filed with the SEC, and you should not place undue reliance on those statements.

                                    SUMMARY

    This summary may not contain all the information that may be important to you. You should read the entire prospectus supplement and accompanying prospectus, as well as the documents incorporated by reference in them, before making an investment decision. All references to "we" or "us" in this prospectus supplement refer to iStar Financial Inc. and its consolidated subsidiaries, unless the context indicates otherwise. Throughout this prospectus supplement we use the terms "adjusted earnings" and "EBITDA." For the definitions of adjusted earnings and EBITDA and for a detailed reconciliation of adjusted earnings to net income determined in accordance with GAAP, see "Selected Financial Data."

                              ISTAR FINANCIAL INC.

OVERVIEW

    We are the largest publicly-traded finance company focused exclusively on the commercial real estate industry. We provide structured financing to private and corporate owners of high-quality real estate nationwide, including senior and junior mortgage debt, corporate net lease financing and corporate mezzanine and subordinated capital. Our objective is to generate consistent and attractive returns on our invested capital by providing innovative and value-added financing solutions to our customers. We deliver customized financial products to sophisticated real estate borrowers and corporate customers who require a high level of creativity and service. Our ability to provide value-added financial solutions has consistently enabled us to realize margins and returns on capital that are more attractive than those earned by many other commercial finance companies. As of February 28, 2003, our total enterprise value (market value of equity plus book value of preferred stock and debt, less cash balances) was $6.6 billion, and our annual revenue and EBITDA for the year ended
December 31, 2002 were $525.7 million and $471.4 million, respectively.

    We began our business in 1993 through private investment funds formed to take advantage of the lack of well-capitalized lenders capable of servicing the needs of high-end customers in our markets. During our ten-year history, we have structured or originated nearly $7.3 billion of financing commitments. To date, we have not realized a loss of principal or interest on any lending investment we have funded.

    By capitalizing on our competitive strengths, we have delivered consistent financial performance, developed a high-quality, diversified asset base and established ourselves as a reliable provider of financial solutions for our customers. We have maintained strong credit statistics and have consistently grown our EBITDA since the quarter ended June 1998, our first quarter as a public company. Between that quarter and the quarter ended December 31, 2002, we grew our EBITDA from approximately $30.7 million to $125.4 million.

    The graphs below show our annual EBITDA and our credit statistics since 1998, our first year as a public company.

                                   EBITDA(1)

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

In Millions

         1998     1999     2000     2001    2002(3)
EBITDA  $148.60  $234.90  $423.40  $436.20  $471.40

------------

(1) EBITDA is calculated as total revenue plus equity in earnings from joint ventures and unconsolidated subsidiaries minus the sum of general and administrative expenses, general and administrative -- stock-based compensation expense, provision for loan losses, operating costs-corporate tenant lease assets and, prior to November 4, 1999, advisory fees.

(2) Because second quarter 1998 was our first full quarter as a public company, EBITDA for 1998 represents results for the second quarter through the fourth quarter of 1998, annualized.

(3) Excludes a $15.0 million non-cash charge related to performance-based vesting of restricted shares granted under our long-term incentive plan.

                               CREDIT STATISTICS

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

         EBITDA/INTEREST EXPENSE  EBITDA/FIXED CHARGES(3)
1998                         2.6                      2.5
1999                         2.6                      2.0
2000                         2.4                      2.0
2001                         2.6                      2.1
2002(2)                      2.5                      2.1

---------

(1) Because second quarter 1998 was our first full quarter as a public company, the credit statistics for 1998 represent second through fourth quarter 1998 results annualized.

(2) Excludes a $15.0 million non-cash charge related to performance-based vesting of restricted shares granted under our long-term incentive plan.

(3) Fixed charges is defined as the sum of interest expense and preferred stock dividends.

COMPETITIVE STRENGTHS

    We believe the following competitive strengths distinguish our business model from other commercial finance enterprises and contribute to our ability to generate consistent returns on our invested capital.

  CREATIVE CAPITAL SOLUTIONS

    We target markets where customers require a knowledgeable provider of capital that is capable of originating customized and flexible financial products. We provide our customers with a level of service and creativity generally unavailable from other lenders. We do not participate in distribution-based commercial finance businesses, such as conduit lending and mortgage-backed securities, which are typically characterized by intense price competition and lower profit margins.

    We believe that we have a reputation in the marketplace for delivering unique financing solutions and a high level of service to our customers in a reliable and credible fashion. Since beginning our business in 1993, we have provided nearly $3.1 billion in financing to customers who have sought our expertise more than once.

    As a result of our focus, we have generated consistent and attractive returns on our asset base. The graph below shows our returns on average book assets, after interest expense, since 1998, our first year as a public company.

                        RETURN ON AVERAGE BOOK ASSETS(1)

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

                               1998(2)  1999  2000  2001  2002
Return on Average Book Assets     6.0%  6.4%  6.7%  7.1%  6.4%

---------

(1) We define "return on average book assets" as the sum of adjusted earnings and preferred dividends divided by the average book value of assets outstanding during the year.

(2) Because second quarter 1998 was our first full quarter as a public company, return on average book assets for 1998 represents second through fourth quarter 1998 results annualized, and our average assets during this period.

(3) Excludes a $15.0 million non-cash charge related to performance-based vesting of restricted shares granted under our long-term incentive plan.

  ASSET QUALITY AND DIVERSIFICATION
    Throughout our operating history, we have focused on maintaining diversification of our asset base by product line, asset type, obligor, property type and geographic region. Asset diversification is a key part of our risk management strategy. The pie charts below depict the diversification of our asset base based upon the total gross book value of our loan and CTL assets of approximately $5.6 billion as of December 31, 2002.

 ASSET TYPE DIVERSIFICATION    PROPERTY TYPE DIVERSIFICATION   GEOGRAPHIC DIVERSIFICATION
-----------------------------  -----------------------------  -----------------------------

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

Corporate Tenant Leases                   45%

First Mortgages                           37%

Second Mortgages                           5%

Corporate Partnership Loans/Other Assets  13%

Office(CTL)                               27%

Industrial/R&D                            15%

Apartment/Residential                      5%

Conference/Entertainment                   7%

Retail                                     4%

Other                                      1%

Hotel-Lending                             12%

Hotel-Investment Grade CTL                 5%

Mixed Use/Mixed Collateral                 4%

Office(Lending)                           20%

Northeast                                 18%

North Central                              4%

Central                                    8%

South                                     12%

Southwest                                  2%

West                                      29%

Northwest                                  4%

Various                                    1%

Southeast                                 11%

Mid-Atlantic                              11%

    Secured first mortgages and corporate tenant lease assets together comprise approximately 82% of our asset base. The weighted average "first dollar" and "last dollar" loan-to-value ratios on our loan assets were 27.2% and 68.3%, respectively, as of December 31, 2002. "First dollar" and "last dollar" loan-to-value ratios represent the average beginning and ending points of our lending exposure in the aggregate capitalization of the underlying assets or companies that we finance.

    In addition, as of December 31, 2002, 53% of our corporate tenants, based on annual lease payments, had actual or implied investment grade credit ratings. Our corporate tenants include the U.S. Government and well-recognized national and international companies such as Accenture, Ltd., FedEx Corporation, International Business Machines Corporation, Nike, Inc., Nokia Corporation, Northrop Grumman Corporation, Verizon Communications, Inc., Volkswagen of America and Wells Fargo Bank.

  MATCH FUNDING DISCIPLINE
    Our objective is to match fund our liabilities and assets with respect to maturities and interest rates. This means that we seek to match the maturities of our financial obligations with the maturities of our investments. Match funding allows us to reduce the risk of having to refinance our liabilities prior to the maturities of our assets. In addition, we match fund interest rates with like-kind debt (I.E., fixed-rate assets are financed with fixed-rate debt, and floating-rate assets are financed with floating-rate debt), through the use of hedges such as interest rate swaps, or through a combination of these strategies. This allows us to reduce the impact of changing interest rates on our earnings. Our objective is to limit volatility from a 100 basis point move in short-term interest rates to no more than 2.5% of annual adjusted earnings per share. As of December 31, 2002, a 100 basis point change in short-term interest rates would have a 1.5% impact on our fourth quarter adjusted earnings per share.

  SIGNIFICANT EQUITY BASE
    We have approximately $2.0 billion of tangible book equity and a consolidated debt-to-book equity ratio of 1.7x as of December 31, 2002. We believe that we are one of the most strongly capitalized asset-based finance companies. We target a consolidated debt-to-book equity ratio of

2.0x, which is significantly lower than most other commercial finance companies. We believe that operating within this targeted range enables us to maintain a well-balanced, conservative and flexible capital structure. Our tax-advantaged structure as a real estate investment trust and our ability to operate with less overhead, as a percentage of revenues, than many other commercial finance companies enable us to generate higher returns on our invested capital without excessive reliance on leverage.

  EXPERIENCED MANAGEMENT

    The 16 members of our executive management team have an average of more than 20 years of experience in the fields of real estate finance, private investment, capital markets, transaction structuring, risk management, legal and loan servicing, providing us with significant expertise in the key disciplines required for success in our business. We emphasize long-term, incentive-based compensation, such as performance-based grants of restricted common stock, rather than cash compensation, and none of our employees is compensated based on the volume of investment originations. Our directors and employees directly own approximately 5.8% of our outstanding common stock on a diluted basis, which had a market value of approximately $164 million based upon the last reported sale price of our common stock on February 28, 2003. Our 16-member executive management team is supported by approximately 127 employees operating from six primary offices nationwide.

  TAX-ADVANTAGED CORPORATE STRUCTURE

    Because of our focus on commercial real estate finance, we are able to qualify as a real estate investment trust, or "REIT," under the Internal Revenue Code. Since we are taxed as a REIT, we do not pay corporate-level taxes in most circumstances. This tax-advantaged structure enables us to produce higher returns on our invested capital compared to taxable finance companies, while utilizing significantly less leverage than most taxable finance companies. The graph below shows our returns on average common book equity since our first year as a public company.

                    RETURN ON AVERAGE COMMON BOOK EQUITY(1)

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

                                      1998(2)  1999   2000   2001   2002

Return on Average Common Book Equity    12.4%  14.7%  15.8%  17.7%  18.4%

---------

(1) We define "return on average common book equity" as total adjusted earnings divided by the average book value of common equity outstanding during the year.

(2) Because second quarter 1998 was our first full quarter as a public company, return on average common book equity for 1998 represents second through fourth quarter 1998 results annualized.

(3) Excludes a $15.0 million non-cash charge related to performance-based vesting of restricted shares granted under our long-term incentive plan.

OUR TARGET MARKETS AND PRODUCT LINES

    We believe we are the largest dedicated participant in a $100-$150 billion niche of the approximately $2.1 trillion commercial real estate market, consisting of the $1.5 trillion commercial mortgage market and the $600 billion single-user market for corporate office and industrial facilities. Our primary product lines include structured finance, portfolio finance, corporate tenant leasing, corporate finance and loan acquisition. Our real estate lending assets consist of mortgages secured by real estate collateral, loans secured by equity interests in real estate assets, and secured and unsecured loans to corporations engaged in real estate or real estate-related businesses. Our corporate tenant lease assets consist of office and industrial facilities that we typically purchase from, and lease back to, a diversified group of creditworthy corporate tenants as a form of financing for their businesses. Our leases are generally long-term, and typically provide for all expenses at the facility to be paid by the corporate tenant on a "triple net" basis. Under a typical net lease agreement, the corporate customer agrees to pay a base monthly operating lease payment and all facility operating expenses, including taxes, maintenance and insurance.

    The pie chart below shows the composition of our asset base by product line, based on the total gross book value of our loan and CTL assets of approximately $5.6 billion as of December 31, 2002.

                          PRODUCT LINE DIVERSIFICATION

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

Portfolio Finance          7%
Corporate Tenant Leasing  45%
Corporate Finance         12%
Loan Acquisition           9%
Structured Finance        27%

INVESTMENT STRATEGY

    Our investment strategy focuses on the origination of structured mortgage, corporate and lease financings backed by high-quality commercial real estate assets located in major U.S. metropolitan markets. Because we deliver the intensive structuring expertise required by our customers, we are able to avoid significant direct competition from other capital providers. We focus on developing direct relationships with borrowers and corporate tenants, as opposed to sourcing transactions through intermediaries, and offer our customers added value in the form of specific lending expertise, flexibility, certainty and post-closing support. We also take advantage of market anomalies in the real estate financing markets when we believe credit is mispriced by other providers of capital, such as the spread between lease yields and the yields on corporate tenants' underlying credit obligations. In addition, we have developed a disciplined process for screening potential investments prior to beginning our formal underwriting and commitment process called the "Six Point Methodology(sm)." We also have an intensive underwriting process in place for all potential investments.

RISK MANAGEMENT AND RESERVES

    We have comprehensive, proactive and hands-on risk management systems centered around a fully-integrated risk management team of over 50 professionals, including dedicated expertise in asset management, corporate credit, loan servicing, project management and engineering. We manage our risk exposure by diversifying our asset base and using conservative assumptions during our underwriting of potential investments. We utilize information received from our risk management professionals on a real-time basis to monitor the performance of our asset base and to quickly identify and address potential credit issues.

    Although we have not realized any losses of principal or interest on any loan investments we have funded since our inception, we nonetheless maintain and regularly evaluate financial reserves to protect against potential future losses. In addition to our general loss reserves, we also have asset-specific credit protection, including cash reserve accounts, cash deposits, letters of credit and allowances for doubtful accounts supporting our loan and CTL assets. Where appropriate, we typically require this incremental credit protection to be funded and/or posted at the closing of a transaction in accounts in which we have a security interest. As of December 31, 2002, accumulated loan loss reserves and other asset-specific credit protection represented an aggregate of approximately 6.2% of the gross book value of our loans. In aggregate, cash deposits, letters of credit, allowances for doubtful accounts and accumulated depreciation relating to corporate tenant lease assets represented 9.1% of the gross book value of our corporate tenant lease assets at that date.

FINANCING STRATEGY

    Our financing strategy revolves around three primary principles. First, we maintain significantly lower leverage than other commercial finance companies and a large tangible equity capital base. We target a consolidated debt-to-book equity ratio of 2.0x, which is significantly lower than most other commercial finance companies. Second, we maintain access to a broad array of capital resources from a diverse group of lending sources, such as committed secured and unsecured credit facilities, term loans, corporate bonds and our own proprietary matched funding program, iStar Asset Receivables, or "STARs(sm)." In doing so, we seek to insulate our business from potential fluctuations in the availability of capital. Third, we seek to match fund our liabilities and assets to minimize the risk that we have to refinance our liabilities prior to the maturities of our assets, and to reduce the impact of changing interest rates on our earnings.

                              RECENT DEVELOPMENTS

    Adjusted earnings for the fourth quarter of 2002 were $74.3 million on a diluted basis, compared to $65.0 million for the fourth quarter of 2001. Net income allocable to common shareholders for the quarter ended December 31, 2002 was $53.7 million, compared to $49.5 million for the fourth quarter of 2001. Net investment income for the quarter ended December 31, 2002 increased to a record $80.0 million, up 19.2% from $67.1 million for the fourth quarter of 2001. Net investment income represents interest income, operating lease revenue and equity in earnings from joint ventures and unconsolidated subsidiaries, less interest expense and operating costs for corporate tenant lease assets. For a discussion of how we compute adjusted earnings, including a reconciliation to net income, see "Selected Financial Data" and the table below.

    In the fourth quarter of 2002, we achieved a return on average book assets of 6.1% and a return on average common book equity of 18.9%, while leverage decreased to 1.7x book equity.

    Adjusted earnings for the year ended December 31, 2002 were $281.7 million, excluding a $15.0 million non-cash charge related to performance-based vesting of restricted shares granted under our long-term incentive plan, compared to $255.1 million for the same period in 2001. Net income allocable to common shareholders for the year ended December 31, 2002 was $178.4 million, compared to $193.0 million for the year 2001. Net investment income and total revenue both increased to record levels of $299.8 million and $525.7 million for the year ended

December 31, 2002, respectively, from $264.7 million and $471.1 million, respectively, for the 2001 period.

    During the fourth quarter of 2002, we closed 15 new financing commitments for a total of $469.1 million, of which $428.2 million was funded during the quarter. In addition, we funded $3.7 million under four pre-existing commitments and received $196.7 million in principal repayments. In 2002, we reached record levels for gross originations and net asset growth of $1.8 billion and $1.2 billion, respectively.

    During the fourth quarter of 2002, we issued 8.0 million shares of common stock in a public offering, raising $202.9 million in net proceeds. We used these proceeds to repay outstanding borrowings under our secured credit facilities. In connection with our offering, Starwood Opportunity Fund IV, L.P. also sold 3.5 million shares of common stock, reducing its ownership to approximately 19.8% of our common stock on a diluted basis as of December 31, 2002.

    The results for the fourth quarter 2002 and year ended December 31, 2002 described above are preliminary and unaudited.

    Subsequent to year end, we extended the final maturity of one of our $700 million secured credit facilities to January 2007 from January 2005.

    On February 20, 2003, we announced that effective March 31, 2003, Spencer B. Haber will become president and a director of iStar Strategic Capital Inc., a wholly-owned subsidiary of iStar Financial Inc. In such capacity, Mr. Haber will be responsible for identifying and evaluating new business expansion and business development opportunities for the Company. Upon becoming president of iStar Strategic Capital Inc., Mr. Haber will step down as president and director of iStar Financial Inc.

             RECONCILIATION OF ADJUSTED EARNINGS TO GAAP NET INCOME
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                                 THREE MONTHS
                                                                     ENDED               YEAR ENDED
                                                                 DECEMBER 31,           DECEMBER 31,
                                                              -------------------   ---------------------
                                                                2002       2001       2002        2001
                                                              --------   --------   ---------   ---------
ADJUSTED EARNINGS:
Net income..................................................  $62,976    $58,755    $215,270    $229,912
Add: Joint venture income...................................      249        254         991         965
Add: Depreciation...........................................   12,988      9,387      48,041      35,642
Add: Joint venture depreciation and amortization............    1,042      1,216       4,433       4,044
Add: Amortization of deferred financing costs...............    6,258      5,329      23,460      20,720
Less: Preferred dividends...................................   (9,227)    (9,227)    (36,908)    (36,908)
Less: (Gain) loss from discontinued operations..............       --       (742)       (717)     (1,145)
Add: Extraordinary loss - early extinguishment of debt......       --         --      12,166       1,620
Add: Cumulative effect of a change in accounting
  principle.................................................       --         --          --         282
                                                              -------    -------    --------    --------
Adjusted diluted earnings allocable to common shareholders:
  Before non-cash incentive compensation charge.............  $74,286    $64,972    $281,686    $255,132
  After non-cash incentive compensation charge..............  $74,286    $64,972    $266,736    $255,132

                         ------------------------------

    Our principal executive offices are located at 1114 Avenue of the Americas, New York, New York 10036, and our telephone number is (212) 930-9400. Our website is www.istarfinancial.com. The information on our website is not considered part of this prospectus supplement or the accompanying prospectus. Our six primary regional offices are located in Atlanta, Boston, Dallas, Denver, Hartford and San Francisco. iStar Asset Services, our loan servicing subsidiary, is located in Hartford, and iStar Real Estate Services, our corporate facilities management division, is headquartered in Atlanta.

                                  THE OFFERING

Issuer....................................  iStar Financial Inc.

Securities Offered........................  $150,000,000 principal amount of 7.0% Senior Notes due
                                            2008.

Maturity..................................  March 15, 2008.

Interest Rate.............................  7.0% per year (calculated using a 360-day year).

Interest Payment Dates....................  Each March 15 and September 15, beginning on
                                            September 15, 2003. Interest on the Notes being offered
                                            by this prospectus supplement will accrue from
                                            March 14, 2003.

Ranking...................................  The Notes are our unsecured senior obligations and rank
                                            PARI PASSU to our existing and future unsecured senior
                                            indebtedness and, to the extent we incur subordinated
                                            indebtedness in the future, senior to such indebtedness.
                                            The Notes will be effectively subordinated to all
                                            indebtedness of our subsidiaries. As of December 31,
                                            2002, giving pro forma effect to the issuance of the
                                            Notes, the aggregate amount of outstanding indebtedness
                                            of our subsidiaries would have been approximately
                                            $3.0 billion.

Optional Redemption.......................  The Notes are redeemable prior to their maturity at a make-whole premium. See "Description of
                                            Notes--Redemption."

Optional Redemption after Equity
  Offerings...............................  At any time (which may be more than once) on or before
                                            March 15, 2006, we can choose to redeem up to a total of
                                            35% of the aggregate principal amount of Notes we issue
                                            under the indenture for 107% of their face amount plus
                                            accrued interest with money that we raise in one or more
                                            equity offerings, as long as:

                                                - we redeem the Notes within 60 days after
                                                  completing the equity offering; and

                                                - at least 65% of the aggregate principal amount of
                                                  the Notes we issue under the indenture remain
                                                  outstanding.

Change of Control Offer...................  If a change in control of our Company occurs, we must give holders of the Notes the opportunity to sell us
                                            their Notes at 101% of their face amount, plus accrued
                                            interest.

Certain Indenture Provisions..............  The indenture governing the Notes contains covenants limiting our and our subsidiaries' ability to:

                                                - incur indebtedness;

                                                - issue preferred stock of subsidiaries;

                                                - pay dividends or make other distributions;

                                                - repurchase equity interests or subordinated
                                                  indebtedness;

                                                - enter into transactions with affiliates;

                                                - merge or consolidate with another person; or

                                                - sell, lease or otherwise dispose of all or
                                                  substantially all of our assets.

                                            These covenants are subject to a number of important
                                            limitations and exceptions. See "Description of
                                            Notes--Certain Covenants."

Use of Proceeds...........................  The net proceeds from the sale of the Notes, after deducting underwriting discounts and commissions and
                                            fees and expenses related to the offering are expected
                                            to be approximately $149.4 million. Approximately
                                            $145.5 million of the proceeds will be used to retire,
                                            through an exchange, $144.2 million principal amount of
                                            our leasing subsidiary's remarketable notes, as
                                            modified. We have agreed with Deutsche Bank Securities
                                            Inc., in its capacity as remarketing agent, that it will
                                            tender the remarketable notes to us for retirement. Any
                                            remaining proceeds will be used by us for general
                                            corporate purposes. See "Underwriting."

Risk Factors..............................  Investing in the Notes involves substantial risks. See
                                            "Risk Factors" for a description of certain of the risks
                                            you should consider before investing in the Notes.

                                  RISK FACTORS

    This section describes some, but not all, of the risks of purchasing Notes in the offering. The prospectus to which this supplement relates also contains a Risk Factors section beginning on page three of that prospectus. You should carefully consider these risks, in addition to the other information contained or incorporated by reference in this document, before purchasing Notes. In connection with the forward-looking statements that appear in this document, you should carefully review the factors discussed below and the cautionary statements referred to in "Forward-Looking Statements."

WE HAVE OTHER INDEBTEDNESS

    As of December 31, 2002, on a pro forma basis after giving effect to this offering, our outstanding debt will be approximately $3.5 billion. Our ability to make scheduled payments of principal or interest on, or to refinance, our indebtedness depends on our future performance, which, to a certain extent, is subject to general economic, financial, competitive and other factors beyond our control.

THE NOTES WILL BE STRUCTURALLY SUBORDINATED TO SUBSIDIARY DEBT

    The Notes are not guaranteed by any of our subsidiaries. Our subsidiaries hold a substantial portion of our assets. After giving pro forma effect to the offering, our subsidiaries would have had approximately $3.0 billion of indebtedness outstanding at December 31, 2002. Creditors of a subsidiary are entitled to be paid what is due to them before assets of the subsidiary become available for creditors of its parent. In addition, if we were to become insolvent, the lenders on a credit facility, under which iStar Financial and one of its subsidiaries are co-borrowers, would receive payments from the stock of the co-borrower subsidiary and our leasing subsidiary that has been pledged as collateral under that facility before you receive payments.

ABILITY TO REPURCHASE NOTES UPON CHANGE OF CONTROL MAY BE LIMITED

    Upon a change of control, each holder of Notes will have the right to require us to repurchase the holder's Notes. If there were a change of control, but we did not have sufficient funds to pay the repurchase price for all of the Notes which were tendered, that failure would constitute an event of default under the indenture. Therefore, a change of control at a time when we could not pay for Notes which were tendered as a result of the change of control could result in holders of Notes receiving substantially less than the principal amount of the Notes.

AS A REIT, WE MUST DISTRIBUTE A PORTION OF OUR INCOME TO OUR STOCKHOLDERS

    We must distribute at least 90% of our taxable net income to our stockholders to maintain our REIT status. As a result, those earnings will not be available to pay principal or interest on the Notes. Our taxable net income has historically been lower than the cash flow generated by our business activities, primarily because our taxable net income is reduced by non-cash expenses, such as depreciation and amortization. As a result, our dividend payout ratio as a percentage of free cash flow has generally been lower than our payout ratio as a percentage of taxable net income. However, certain of our credit facilities and the indenture governing the Notes permit us to distribute up to 95% of our adjusted earnings. Our common stock dividends for the quarter ended December 31, 2002 represented approximately 83.7% of our adjusted earnings for that quarter.

THERE IS NO PUBLIC MARKET FOR THE NOTES

    If the Notes are traded after their initial issuance, they may trade at a discount from their initial offering price, depending upon prevailing interest rates, the market for similar securities, our performance and certain other factors. Historically, there has been substantial volatility in the prices of corporate debt securities, and the price of the Notes is likely to be affected by factors which affect the price of corporate debt securities generally. We do not intend to apply for listing of the Notes on any securities exchange or for inclusion of the Notes on any automated quotation system.

                                USE OF PROCEEDS

    The net proceeds from the sale of the Notes, after deducting underwriting discounts and commissions and fees and expenses related to the offering are expected to be approximately $149.4 million. Approximately $145.5 million of the proceeds will be used to retire, through an exchange, $144.2 million principal amount of our leasing subsidiary's remarketable notes, as modified. We have agreed with Deutsche Bank Securities Inc., in its capacity as remarketing agent, that it will tender the remarketable notes to us for retirement. Any remaining proceeds will be used by us for general corporate purposes. See "Underwriting."

                                 CAPITALIZATION

    The following table sets forth our capitalization at September 30, 2002 as adjusted to give effect to: (a) the issuance of the Notes; and (b) our public offering of 8.0 million shares of common stock completed November 2002, the net proceeds of which were used to pay down one of our secured revolving credit facilities. See "Use of Proceeds." This table should be read in conjunction with our consolidated financial statements and the notes thereto incorporated by reference in this document.

                                                                  AS OF
                                                              SEPTEMBER 30,
                                                                   2002
                                                              --------------
                                                               AS ADJUSTED
                                                              --------------
                                                              (In thousands)
Long-term debt, including current maturities:
  Unsecured senior notes, less discount.....................    $  616,816
  Unsecured revolving credit facilities.....................            --
  Secured revolving credit facilities.......................     1,057,495
  Secured term loans, less discount.........................       622,743
  iStar Asset Receivables secured notes, less discount......       877,770
  Other debt obligations....................................        16,282
                                                                ----------
    Total long-term debt....................................    $3,191,106
Shareholders' equity........................................     2,080,497
                                                                ----------
Total capitalization........................................    $5,271,603
                                                                ==========

                            SELECTED FINANCIAL DATA

    The following table sets forth our selected financial data on a consolidated historical basis as of and for the nine months ended September 30, 2002 and 2001, and as of and for the years ended December 31, 2001, 2000 and 1999.

    In November 1999, we completed a number of significant corporate transactions which increased the size of our operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2001, which is incorporated herein by reference. Operating results for the year ended
December 31, 1999 reflect the effects of these transactions subsequent to their consummation.

                                                       NINE MONTHS ENDED                  YEARS ENDED
                                                         SEPTEMBER 30,                    DECEMBER 31,
                                                    -----------------------   ------------------------------------
                                                       2002         2001         2001         2000         1999
                                                    ----------   ----------   ----------   ----------   ----------
                                                                            (IN THOUSANDS)
OPERATING DATA:
REVENUE:
  Interest Income.................................  $  187,057   $  193,205   $  254,119   $  268,011   $  209,848
  Operating lease income..........................     177,483      137,605      191.197      180,485       41,748
  Other income....................................      21,263       23,893       31,060       17,927       12,900
                                                    ----------   ----------   ----------   ----------   ----------
    Total revenue.................................     385,803      354,703      476,376      466,423      264,496
                                                    ----------   ----------   ----------   ----------   ----------
COSTS AND EXPENSES:
  Interest expense................................     135,935      128,796      169,974      173,741       91,159
  Operating costs-corporate tenant lease assets...       9,662        9,713       12,791       12,795        2,244
  Depreciation and amortization...................      35,013       26,191       35,555       34,470       10,334
  General and administrative......................      22,849       18,731       24,151       25,706        6,269
  General and administrative -- stock-based
    compensation..................................      17,365        2,580        3,575        2,864          412
  Provision for loan losses.......................       5,750        5,250        7,000        6,500        4,750
  Advisory fees...................................          --           --           --           --       16,193
  Costs incurred in acquiring former external
    advisor(1)....................................          --           --           --           --       94,476
                                                    ----------   ----------   ----------   ----------   ----------
    Total costs and expenses......................     226,574      191,261      253,046      256,076      225,837
                                                    ----------   ----------   ----------   ----------   ----------
  Net income before equity in earnings from joint
    ventures and unconsolidated subsidiaries,
    minority interest and other items.............     159,229      163,442      223,330      210,347       38,659
  Equity in earnings from joint ventures and
    unconsolidated subsidiaries...................       1,301        5,645        7,358        4,797          235
  Minority interest in consolidated entities......        (122)        (177)        (218)        (195)         (41)
  Income from discontinued operations.............       3,333        3,744          199          394           33
  Gain from discontinued operations...............         717          403        1,145        2,948           --
  Extraordinary loss on early extinguishment of
    debt..........................................     (12,166)      (1,620)      (1,620)        (705)          --
  Cumulative effect of change in accounting
    principle(2)..................................          --         (282)        (282)          --           --
                                                    ----------   ----------   ----------   ----------   ----------
  Net income......................................  $  152,292   $  171,155   $  229,912   $  217,586   $   38,886
  Preferred dividends.............................     (27,681)     (27,681)     (36,908)     (36,908)     (23,843)
                                                    ----------   ----------   ----------   ----------   ----------
  Net income allocable to common shareholders.....  $  124,611   $  143,474   $  193,004   $  180,678   $   15,043
                                                    ==========   ==========   ==========   ==========   ==========

                                                       NINE MONTHS ENDED                  YEARS ENDED
                                                         SEPTEMBER 30,                    DECEMBER 31,
                                                    -----------------------   ------------------------------------
                                                       2002         2001         2001         2000         1999
                                                    ----------   ----------   ----------   ----------   ----------
                                                                            (IN THOUSANDS)
SUPPLEMENTAL DATA:
Dividends declared on preferred shares............  $   27,433   $   27,433   $   36,578   $   36,576   $   24,819
Dividends declared on common shares...............     112,589      157,351      213,089      205,477      116,813
Cash flows from:
Operating activities..............................     222,837      184,397      264,835      202,715      119,625
Investing activities..............................    (878,634)    (152,915)    (321,100)    (176,652)    (143,911)
Financing activities..............................     660,271      (39,079)      49,183      (37,719)      48,584
EBITDA(3).........................................     346,428(4)    324,074     436,217      423,355      234,863
Ratio of EBITDA to interest expense...............        2.55x(4)       2.52x       2.57x       2.44x        2.58x
Ratio of EBITDA to combined fixed charges(5)......        2.12x(4)       2.07x       2.11x       2.01x        2.04x
Ratio of earnings to combined fixed charges(6)....        2.24x        2.33x        2.34x        2.25x        1.43x
Ratio of earnings to combined fixed charges and
  preferred stock dividends(6)....................        1.86x        1.92x        1.92x        1.85x        1.13x
Total debt to shareholders' equity(7).............         1.8x         1.3x         1.4x         1.2x         1.1x
BALANCE SHEET DATA:
Loans and other lending investments, net..........  $2,939,769   $2,392,605   $2,377,763   $2,225,183   $2,003,506
Corporate tenant lease assets, net................   2,174,555    1,659,637    1,781,565    1,592,087    1,654,300
Total assets......................................   5,367,483    4,196,553    4,378,560    4,034,775    3,813,552
Debt obligations..................................   3,387,560    2,291,774    2,495,369    2,131,967    1,901,204
Minority interest in consolidated entities........       2,581        2,650        2,650        6,224        2,565
Shareholders' equity..............................   1,877,545    1,821,426    1,787,778    1,787,885    1,801,343

------------

(1) This amount represents a non-recurring, non-cash charge of approximately $94.5 million relating to the acquisition of our former external advisor on November 4, 1999.

(2) Represents one-time effect of adoption of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" as of January 1, 2001.

(3) EBITDA is calculated as total revenue plus equity in earnings from joint ventures and unconsolidated subsidiaries minus the sum of general and administrative expenses, general and administrative -- stock-based compensation expense, provision for loan losses, operating costs-corporate tenant lease assets and, prior to November 4, 1999, advisory fees. EBITDA should be examined in conjunction with net income. See "Consolidated Statements of Operations" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2001. EBITDA should not be considered as an alternative to net income (determined in accordance with GAAP) as an indicator of our performance, or to cash flows from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is EBITDA indicative of funds available to fund our cash needs or available for distribution to shareholders. We believe that EBITDA more closely approximates operating cash flow before interest expense and is a useful measure for investors to consider, in conjunction with net income and other GAAP measures, in evaluating our financial performance. This is primarily because we are a commercial finance company that focuses on real estate lending and corporate tenant leasing; therefore, our net income (determined in accordance with GAAP) reflects significant non-cash depreciation expense on corporate tenant lease assets. It should be noted that our manner of calculating EBITDA may differ from the calculations of similarly-titled measures by other companies.

(4) Excludes a $15.0 million non-cash charge incurred in the nine months ended September 30, 2002 related to performance-based vesting of restricted shares granted under our long-term incentive plan.

(5) Combined fixed charges are comprised of interest expense, capitalized interest, amortization of loan costs and preferred stock dividend requirements.

(6) For the purposes of calculating the ratio of earnings to fixed charges, "earnings" consist of income from continuing operations before income taxes and cumulative effect of changes in accounting principles plus "fixed charges" and certain other adjustments. "Fixed charges" consist of interest incurred on all indebtedness relating to continuing operations (including amortization of original issue discount) and the implied interest component of our rent obligations in the years presented. For 1999, these ratios include the effect of a non-recurring, non-cash charge in the amount of approximately $94.5 million relating to the November 1999 acquisition of our former external advisor. Excluding the effect of this non-recurring, non-cash charge, the ratio of earnings to combined fixed charges for that period would have been 2.46x and our ratio of earnings to combined fixed charges and preferred stock dividends would have been 1.95x.

(7) Total shareholders' equity is defined as the sum of the book value of common equity and preferred equity.

ADJUSTED EARNINGS

    Adjusted earnings represents net income computed in accordance with GAAP, before gain (loss) from discontinued operations, extraordinary items and cumulative effect of change in accounting principle, plus depreciation and amortization, less preferred stock dividends, and as further adjusted as described below. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2001.

    We believe that to facilitate a clear understanding of our historical operating results, adjusted earnings should be examined in conjunction with net income as shown in the "Consolidated Statements of Operations" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2001. Adjusted earnings should not be considered as an alternative to net income (determined in accordance with GAAP) as an indicator of our performance, or to cash flows from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs or available for distribution to our stockholders. We believe that adjusted earnings more closely approximates operating cash flow and is a useful measure for investors to consider, in conjunction with net income and other GAAP measures, in evaluating our financial performance. This is primarily because we are a commercial finance company that focuses on real estate lending and corporate tenant leasing; therefore, our net income (determined in accordance with GAAP) reflects significant non-cash depreciation expense on corporate tenant lease assets. It should be noted that our manner of calculating adjusted earnings may differ from the calculation of similarly-titled measures by other companies.

                                                                NINE MONTHS ENDED                YEARS ENDED
                                                                  SEPTEMBER 30,                 DECEMBER 31,
                                                              ---------------------   ---------------------------------
                                                                2002        2001        2001        2000        1999
                                                              ---------   ---------   ---------   ---------   ---------
                                                                                   (IN THOUSANDS)
RECONCILIATION OF ADJUSTED EARNINGS TO GAAP NET INCOME:
Net income..................................................  $152,292    $171,155    $229,912    $217,586    $ 38,886
Add: Joint venture income...................................       621         709         965         937       1,603
Add: Depreciation...........................................    35,053      26,255      35,642      34,514      11,016
Add: Joint venture depreciation and amortization............     3,391       2,828       4,044       3,662         365
Add: Amortization of deferred financing costs...............    17,202      15,391      20,720      13,140       6,121
Less: Preferred dividends...................................   (27,681)    (27,681)    (36,908)    (36,908)    (23,843)
Less: Gain from discontinued operations.....................      (717)       (403)     (1,145)     (2,948)         --
Add: Extraordinary loss-early extinguishment of debt........    12,166       1,620       1,620         705          --
Add: Cumulative effect of change in accounting principle....        --         282         282          --          --
Less: Net income allocable to class B shares................        --          --          --          --        (826)
Add: Cost incurred in acquiring former external advisor.....        --          --          --          --      94,476(1)
                                                              --------    --------    --------    --------    --------
Adjusted diluted earnings allocable to common shareholders:
  Before non-cash incentive compensation charge.............  $207,277(2) $190,156    $255,132    $230,688    $127,798
                                                              ========    ========    ========    ========    ========
  After non-cash incentive compensation charge..............  $192,327    $190,156    $255,132    $230,688    $127,798
                                                              ========    ========    ========    ========    ========
Weighted average common shares outstanding-basic............    88,610      86,130      86,349      85,441      57,749
                                                              ========    ========    ========    ========    ========
Weighted average common shares outstanding-diluted..........    91,746      88,372      88,606      86,523      61,750
                                                              ========    ========    ========    ========    ========

------------

(1) This amount represents a non-recurring, non-cash charge of approximately $94.5 million relating to the acquisition of our former external advisor on November 4, 1999.

(2) Excludes a $15.0 million non-cash charge incurred in the nine months ended September 30, 2002 related to performance-based vesting of restricted shares granted under our long-term incentive plan.

                              ISTAR FINANCIAL INC.

OVERVIEW

    We are the largest publicly-traded finance company focused exclusively on the commercial real estate industry. We provide structured financing to private and corporate owners of high-quality real estate nationwide, including senior and junior mortgage debt, corporate net lease financing and corporate mezzanine and subordinated capital. Our objective is to generate consistent and attractive returns on our invested capital by providing innovative and value-added financing solutions to our customers. We deliver customized financial products to sophisticated real estate borrowers and corporate customers who require a high level of creativity and service. Our ability to provide value-added financial solutions has consistently enabled us to realize margins and returns on capital that are more attractive than those earned by many other commercial real estate finance companies. As of February 28, 2003, our total enterprise value (market value of equity plus book value of preferred stock and debt, less cash balances) was $6.6 billion, and our annual revenue and EBITDA for the year ended December 31, 2002 were $525.7 million and $471.4 million, respectively.

    We began our business in 1993 through private investment funds formed to take advantage of the lack of well-capitalized lenders capable of servicing the needs of high-end customers in our markets. During our ten-year history we have structured or originated nearly $7.3 billion of financing commitments. To date, we have not realized a loss of principal or interest on any lending investment we have funded.

    By capitalizing on our competitive strengths, we have delivered consistent financial performance, developed a high-quality, diversified asset base and established ourselves as a reliable provider of financing solutions for our customers. Our disciplined approach to our business has enabled us to adapt to adverse economic and real estate market conditions while consistently delivering attractive risk-adjusted returns on our invested capital. We have maintained strong credit statistics and have consistently grown our EBITDA since the quarter ended June 1998, our first quarter as a public company. Between that quarter and the quarter ended December 31, 2002, we grew our EBITDA from approximately $30.7 million to $125.4 million.

    The graphs below show our annual EBITDA and our credit statistics since 1998, our first year as a public company.

                                   EBITDA(1)

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

In Millions

         1998     1999     2000     2001    2002(3)
EBITDA  $148.60  $234.90  $423.40  $436.20  $471.40

------------

(1) EBITDA is calculated as total revenue plus equity in earnings from joint ventures and unconsolidated subsidiaries minus the sum of general and administrative expenses, general and administrative -- stock-based compensation expense, provision for loan losses, operating costs-corporate tenant lease assets and, prior to November 4, 1999, advisory fees.

(2) Because second quarter 1998 was our first full quarter as a public company, EBITDA for 1998 represents results for the second quarter through the fourth quarter of 1998, annualized.

(3) Excludes a $15.0 million non-cash charge related to performance-based vesting of restricted shares granted under our long-term incentive plan.

                               CREDIT STATISTICS

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

         EBITDA/INTEREST EXPENSE  EBITDA/FIXED CHARGES(3)
1998                         2.6                      2.5
1999                         2.6                      2.0
2000                         2.4                      2.0
2001                         2.6                      2.1
2002(2)                      2.5                      2.1

------------

(1) Because second quarter 1998 was our first full quarter as a public company, the credit statistics for 1998 represent second through fourth quarter 1998 results annualized.

(2) Excludes a $15.0 million non-cash charge related to performance-based vesting of restricted shares granted under our long-term incentive plan.

(3) Fixed charges is defined as the sum of interest expense and preferred stock dividends.

COMPETITIVE STRENGTHS

    We believe the following competitive strengths distinguish our business model from other commercial finance enterprises and contribute to our ability to generate consistent returns on our invested capital.

CREATIVE CAPITAL SOLUTIONS

    We target markets where customers require a knowledgeable provider of capital that is capable of originating customized and flexible financial products. We provide our customers with a level of service and creativity generally unavailable from other lenders. We do not participate in distribution-based commercial finance businesses such as conduit lending and mortgage-backed securities, which are typically characterized by intense price competition and lower profit margins.

    We believe that we have a reputation in the marketplace for delivering unique financing solutions and a high level of service to our customers in a reliable and credible fashion. Since beginning our business in 1993, we have provided nearly $3.1 billion in financing to customers who have sought our expertise more than once.

    As a result of our focus, we have generated consistent and attractive returns on our asset base. The graph below shows our returns on average book assets, after interest expense, since 1998, our first year as a public company.

                        RETURN ON AVERAGE BOOK ASSETS(1)

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

                               1998(2)  1999  2000  2001  2002
Return on Average Book Assets     6.0%  6.4%  6.7%  7.1%  6.4%

------------

(1) We define "return on average book assets" as the sum of adjusted earnings and preferred dividends divided by the average book value of assets outstanding during the year.

(2) Because second quarter 1998 was our first full quarter as a public company, return on average book assets for 1998 represents second through fourth quarter 1998 results annualized, and our average assets during this period.

(3) Excludes a $15.0 million non-cash charge related to performance-based vesting of restricted shares granted under our long-term incentive plan.

ASSET QUALITY AND DIVERSIFICATION

    Throughout our operating history, we have focused on maintaining diversification of our asset base by product line, asset type, obligor, property type and geographic region. Asset diversification is a key part of our risk management strategy. The pie charts below depict the diversification of our asset base, based upon the gross book value of our loan and CTL assets of approximately $5.6 billion as of December 31, 2002.

 ASSET TYPE DIVERSIFICATION    PROPERTY TYPE DIVERSIFICATION   GEOGRAPHIC DIVERSIFICATION
-----------------------------  -----------------------------  -----------------------------

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

Corporate Tenant Leases                   45%
First Mortgages                           37%
Second Mortgages                           5%
Corporate Partnership Loans/Other Assets  13%
Office(CTL)                               27%
Industrial/R&D                            15%
Apartment/Residential                      5%
Conference/Entertainment                   7%
Retail                                     4%
Other                                      1%
Hotel-Lending                             12%
Hotel-Investment Grade CTL                 5%
Mixed Use/Mixed Collateral                 4%
Office(Lending)                           20%
Northeast                                 18%
North Central                              4%
Central                                    8%
South                                     12%
Southwest                                  2%
West                                      29%
Northwest                                  4%
Various                                    1%
Southeast                                 11%
Mid-Atlantic                              11%

    The table below reflects the diversification of our asset base as represented by our 25 largest assets by revenue. The table shows the percentage these assets represent of our total revenues for the three months ended December 31, 2002.

                                                               TOP 25
                                                              ASSETS %
                                                               REVENUE
                                                              ---------
PROPERTY TYPE
Office......................................................     18%
Hotel.......................................................      8%
Retail......................................................      4%
Residential.................................................      4%
Mixed Use...................................................      1%
Other.......................................................      7%

ASSET TYPE
Corporate Tenant Leases.....................................     19%
First Mortgages.............................................     14%
Corporate/Partnership Loans.................................      9%
Second Mortgages............................................      0%

GEOGRAPHIC REGION
West........................................................     10%
South.......................................................      7%
Northeast...................................................      5%
Southeast...................................................      5%
Mid-Atlantic................................................      4%
Northwest...................................................      3%
Other.......................................................      7%

    Secured first mortgages and corporate tenant lease assets together comprise approximately 82% of our asset base. The weighted average "first dollar" and "last dollar" loan-to-value ratios on our loan assets were 27.2% and 68.3%, respectively, as of December 31, 2002. "First dollar" and "last dollar" loan-to-value ratios represent the average beginning and ending points of our lending exposure in the aggregate capitalization of the underlying assets or companies that we finance.

    In addition, as of December 31, 2002, 53% of our corporate tenants, based on annual lease payments, had actual or implied investment grade credit ratings. Our corporate tenants include the U.S. Government and well-recognized national and international companies such as Accenture, Ltd., FedEx Corporation, International Business Machines Corporation, Nike, Inc., Nokia Corporation, Northrop Grumman Corporation, Verizon Communications, Inc., Volkswagen of America and Wells Fargo Bank.

    We employ an in-depth review process and grading system to monitor the credit quality of our asset base over time. We assign to each asset a risk rating ranging from "one," which indicates superior credit quality and performance well above our underwriting, to "five," which indicates inferior credit quality and performance well below our underwriting. Each newly-originated asset is typically assigned an initial rating of "three," or average. Based upon our fourth quarter 2002 review, the weighted average risk rating of our loan assets and corporate tenant lease assets was 2.75 and 2.76, respectively.

MATCH FUNDING DISCIPLINE

    Our objective is to match fund our liabilities and assets with respect to maturities and interest rates. This means that we seek to match the maturities of our financial obligations with the maturities of our investments. Match funding allows us to reduce the risk of having to refinance our liabilities prior to the maturities of our assets. In addition, we match fund interest rates with like-kind debt (I.E., fixed-rate assets are financed with fixed-rate debt, and floating-rate assets are financed with floating-rate debt), through the use of hedges such as interest rate swaps, or through a combination of these strategies. This allows us to reduce the impact of changing interest rates on our earnings. Our objective is to limit volatility from a 100 basis point move in short-term interest rates to no more than 2.5% of annual adjusted earnings per share. As of December 31, 2002, a 100 basis point change in short-term interest rates would have a 1.5% impact on our fourth quarter adjusted earnings per share.

SIGNIFICANT EQUITY BASE

    We have approximately $2.0 billion of tangible book equity and a consolidated debt-to-book equity ratio of 1.7x as of December 31, 2002. We believe that we are one of the most strongly capitalized asset-based finance companies. We target a consolidated debt-to-book equity ratio of 2.0x, which is significantly lower than most other commercial finance companies. We believe that operating within this targeted range enables us to maintain a well-balanced, conservative and flexible capital structure. Our tax-advantaged structure as a REIT and our ability to operate with less overhead, as a percentage of revenues, than many other commercial finance companies enable us to generate higher returns on our invested capital without excessive reliance on leverage.

EXPERIENCED MANAGEMENT

    The 16 members of our executive management team have an average of more than 20 years of experience in the fields of real estate finance, private investment, capital markets, transaction structuring, risk management, legal and loan servicing, providing us with significant expertise in the key disciplines required for success in our business. Our culture is also highly-focused toward on-going asset risk management. We emphasize long-term, incentive-based compensation, such as performance based grants of restricted common stock, rather than cash compensation, and none of our employees is compensated based on the volume of investment originations. Our directors and employees directly own approximately 5.8% of our outstanding common stock on a diluted basis, which had a market value of approximately $164 million based upon the last reported sales price of our common stock on February 28, 2003. Our 16-member executive management team is supported by approximately 127 employees operating from six primary offices nationwide.

TAX-ADVANTAGED CORPORATE STRUCTURE

    Because of our focus on commercial real estate finance, we are able to qualify as a REIT. Since we are taxed as a REIT, we do not pay corporate-level taxes in most circumstances. This tax-advantaged structure enables us to produce higher returns on our invested capital compared to taxable finance companies while utilizing significantly less leverage than most taxable finance companies. The graph below shows our returns on average common book equity since our first full year as a public company.

                    RETURN ON AVERAGE COMMON BOOK EQUITY(1)

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

                                      1998(2)  1999   2000   2001   2002
Return on Average Common Book Equity    12.4%  14.7%  15.8%  17.7%  18.4%

------------

(1) We define "return on average common book equity" as total adjusted earnings divided by the average book value of common equity outstanding during the year.

(2) Because second quarter 1998 was our first full quarter as a public company, return on average common book equity for 1998 represents second through fourth quarter 1998 results annualized.

(3) Excludes a $15.0 million non-cash charge related to performance-based vesting of restricted shares granted under our long-term incentive plan.

ASSET BASE

    The table below sets forth certain financial characteristics of our asset base as of December 31, 2002.

                  FINANCIAL CHARACTERISTICS OF OUR ASSET BASE

                                                                  LOANS          LEASES
                                                              -------------  --------------
                                                                     ($ IN MILLIONS)
Gross Carrying Value........................................         $3,080          $2,479
Total Financing Commitments.................................         $3,178  Not applicable

Number of Investments.......................................             85             114
Number of Underlying Properties.............................            514             179
Average Asset Size per Investment...........................          $36.2           $21.7
Average Asset Size per Property.............................           $6.0           $13.9

Weighted Average Maturity/Lease Term........................      4.0 years       9.4 years
Average First Dollar Loan-to-Value(1).......................          27.2%  Not applicable
Average Last Dollar Loan-to-Value(2)........................          68.3%  Not applicable

Percentage Investment Grade Credits(3)......................  Not available             53%

------------

(1) "Average First Dollar Loan-to-Value" means the weighted average beginning point of our lending exposure in the aggregate capitalization of the underlying properties or companies we finance.

(2) "Average Last Dollar Loan-to-Value" means the weighted average ending point of our lending exposure in the aggregate capitalization of the underlying properties or companies we finance.

(3) Includes customers with implied investment grade ratings such as Cisco Systems, Mitsubishi Electronics of America and Volkswagen of America.

OUR TARGET MARKETS AND PRODUCT LINES

    We believe we are the largest dedicated participant in a $100-$150 billion niche of the approximately $2.1 trillion commercial real estate market, consisting of the $1.5 trillion commercial mortgage market and the $600 billion single-user market for corporate office and industrial facilities. Our primary product lines include structured finance, portfolio finance, corporate tenant leasing, corporate finance and loan acquisition. Our real estate lending assets consist of mortgages secured by real estate collateral, loans secured by equity interests in real estate assets, and secured and unsecured loans to corporations engaged in real estate or real estate-related businesses. Our corporate tenant lease assets consist of office and industrial facilities that we typically purchase from, and lease-back to, a diversified group of creditworthy corporate tenants as a form of financing for their businesses. Our leases are generally long-term, and typically provide for all expenses at the facility to be paid by the corporate tenant on a "triple net" basis. Under a typical net lease agreement, the corporate customer agrees to pay a base monthly operating lease payment and all facility operating expenses, including taxes, maintenance and insurance.

    The pie chart below shows the composition of our asset base by product line, based on the total gross book value of our loan and CTL assets of approximately $5.6 billion as of December 31, 2002.

                          PRODUCT LINE DIVERSIFICATION

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

Portfolio Finance          7%
Corporate Tenant Leasing  45%
Corporate Finance         12%
Loan Acquisition           9%
Structured Finance        27%

STRUCTURED FINANCE

    We provide senior and subordinated loans that typically range in size from $20 million to $100 million to borrowers holding high-quality real estate. These loans may be either fixed or variable rate and are structured to meet the specific financing needs of the borrowers, including the acquisition or financing of large, high-quality real estate. We offer borrowers a wide range of structured finance options, including first mortgages, second mortgages, partnership loans, participating debt and interim facilities. Our structured finance transactions have maturities generally ranging from three to ten years. As of December 31, 2002, based on gross carrying values, our structured finance assets represented 25.9% of our total asset base.

PORTFOLIO FINANCE

    We provide funding to regional and national borrowers who own multiple facilities in geographically diverse portfolios. Loans are cross-collateralized to give us the benefit of all available collateral and underwritten to recognize inherent portfolio diversification. Property types include multifamily, suburban office, hotels and other property types where individual property values are less than $20 million on average. Loan terms are structured to meet the specific requirements of the borrower and typically range in size from $25 million to $150 million. Our portfolio finance transactions have maturities generally ranging from three to ten years. As of December 31, 2002, based on gross carrying values, our portfolio finance assets represented 7.1% of our total asset base.

CORPORATE TENANT LEASING

    We provide capital to corporations and borrowers who control facilities leased to single creditworthy tenants. Our net leased assets are generally mission-critical headquarters or distribution facilities that are subject to long-term leases with rated corporate tenants, and which provide for all expenses at the property to be paid by the corporate tenant on a triple net lease basis. Corporate tenant lease transactions have terms generally ranging from ten to 20 years and typically range in size from $20 million to $150 million. As of December 31, 2002, based on gross carrying values, our corporate tenant lease assets represented 43.6% of our total asset base.

    We pursue the origination of corporate tenant lease transactions by structuring purchase/ leasebacks and by acquiring facilities subject to existing long-term net leases. In a purchase/ leaseback transaction, we purchase the property from the corporate tenant and lease it back to the tenant on a triple-net basis. The purchase/leaseback structure allows the corporate customer to reinvest the proceeds from the sale of its facilities into its core business, while we capitalize on our structured financing expertise.

    Our corporate tenant lease investments primarily represent a diversified portfolio of mission-critical headquarters or distribution facilities subject to net lease agreements with creditworthy corporate tenants. By "mission-critical" we mean the tenant views our facility as being of strategic and operational importance to its business activities. In our experience, tenants tend to first vacate and reject leases on their non-core facilities when they experience financial distress, but continue to occupy and remain current on their lease payments for mission-critical facilities because these facilities are needed to continue to run the business. The corporate tenant lease investments we target generally involve: (1) high-quality, general-purpose real estate with residual values that represent a discount to current market values and replacement costs; and (2) corporate tenants that are established companies with stable core businesses or market leaders in growing industries with investment-grade credit strength or appropriate credit enhancements if corporate credit strength is not sufficient.

    Since acquiring our leasing subsidiary in November 1999, we have increased the weighted average lease term of our corporate tenant lease assets from 5.6 to
9.4 years. During that time we have also executed over 17.7 million square feet of new and renewal leases in 154 total transactions with a weighted average lease term of 11.7 years. Throughout this leasing activity, we have emphasized early lease renewals. Of the 4.2 million square feet of leases renewed since June 1999, approximately 2.6 million square feet (61%) represented early renewals where there were more than 12 months left on the primary lease term. As of December 31, 2002, our corporate tenant lease portfolio was 96.1% leased.

    As of December 31, 2002, we had more than 120 corporate customers operating in more than 38 different Standard Industrial Classification codes, including aerospace, energy, financial services, healthcare, hospitality, technology, government services, manufacturing and telecommunications. These customers include the U.S. Government and well-recognized national and international companies, such as Accenture, Ltd., FedEx Corporation, International Business Machines Corporation, Nike, Inc., Nokia Corporation, Northrop Grumman Corporation, Verizon Communications, Inc., Volkswagen of America and Wells Fargo Bank.

    The pie chart below summarizes our corporate tenant lease customers by Standard Industrial Classification code as of December 31, 2002 (by gross carrying value).

                  CORPORATE TENANT LEASE PORTFOLIO BY SIC CODE

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

Apparel & other Finished Prod.                   1%
Rubber & Misc. Plastic Prod.                     7%
Industrial/Commercial Mach. Include. Computers  10%
Electronic & Other Electrical Equip.             6%
Transportation Equipment                         7%
Measuring & Analyzing Instru.                    2%
Motor Freight Transportation & Warehousing       2%
Airports/Terminal Services                       1%
Communications                                   7%
Electric, Gas & Sanitary Services                2%
Wholesale trade-Durable Goods                    3%
Wholesale Trade-Non-Durable Goods                1%
Eating & Drinking Places                         2%
Depository Institutions                          2%
Non-Depository Institutions                      3%
Insurance Carriers                               3%
Insurance Agents, Brokes & Service               3%
Hotels, Rooming, Housing & Lodging               7%
Business Service                                13%
Engineering, Accounting & Research Services      2%
Executive, Legislative, and General Gov't.       3%
Misc. SICs (Less than 1%)                       13%

The table below illustrates our corporate tenant lease expirations as of December 31, 2002.

                               LEASE EXPIRATIONS

                                                                   ANNUALIZED               % OF
                                                                 FOURTH QUARTER          ANNUALIZED
                                                                 2002 EXPIRING         FOURTH QUARTER
                                             NUMBER OF      OPERATING LEASE REVENUES        2002
YEAR OF LEASE EXPIRATION                  LEASES EXPIRING       ($ IN THOUSANDS)       TOTAL REVENUES
------------------------                  ---------------   ------------------------   --------------
2003....................................         15                 $ 11,873                 2.1%
2004....................................         24                   20,719                 3.7%
2005....................................         19                   16,909                 3.0%
2006....................................         30                   30,335                 5.4%
2007....................................         24                   21,124                 3.8%
2008....................................         13                   11,731                 2.1%
2009....................................         17                   17,748                 3.2%
2010....................................          5                    7,718                 1.4%
2011....................................          5                    5,175                 0.9%
2012 and thereafter.....................         52                  133,690                23.8%
                                                ---                 --------                ----
Total...................................        204                 $277,022                49.4%
                                                ===                 ========                ====

CORPORATE FINANCE

    We provide senior and subordinated capital to corporations engaged in real estate or real estate-related businesses. Financings may be either secured or unsecured and typically range in size from $20 million to $150 million. Our corporate finance transactions have maturities generally ranging from five to ten years. As of December 31, 2002, based on gross carrying values, our corporate finance assets represented 12.2% of our total asset base.

LOAN ACQUISITION

    We acquire whole loans and loan participations that present attractive risk-reward opportunities. Loans are generally acquired at a small discount to the principal balance outstanding. Loan acquisitions typically range in size from $5 million to $100 million and are collateralized by all major property types. Our loan acquisition transactions have maturities generally ranging from three to ten years. As of December 31, 2002, based on gross carrying values, our loan acquisition assets represented 9.7% of our total asset base.

                                  OUR STRATEGY

    Our objective is to generate consistent and attractive returns on our invested capital by providing innovative and value-added financing solutions to our customers. We believe we have established a market leadership position for highly structured mortgage, corporate and mezzanine financing backed by high-quality commercial real estate nationwide. We deliver customized financial products to sophisticated real estate borrowers and corporate customers who require a high level of creativity and service. Our ability to provide value-added financial solutions has consistently enabled us to realize margins and returns on capital that are more attractive than those earned by many other commercial real estate lenders.

INVESTMENT STRATEGY

    In order to accomplish our objective, we have implemented the following investment strategy:

    - We focus on the origination of structured mortgage, corporate and lease financings backed by high-quality commercial real estate assets located in major U.S. metropolitan markets.

    - We offer sophisticated borrowers and corporate customers added value in the form of specific lending expertise, flexibility, certainty and post-closing support.

    - We seek to develop direct relationships with borrowers and corporate tenants as opposed to sourcing transactions through intermediaries.

    - We avoid businesses in which there is significant direct competition from other providers of capital.

    - We take advantage of market anomalies in the real estate financing markets when we believe credit is mispriced by other providers of capital, such as the spread between lease yields and the yields on corporate tenants' underlying credit obligations.

    - We stress test potential investments for adverse economic and real estate market conditions.

    We source our investment transactions from our existing relationships with real estate owners, through other direct relationships within the real estate and corporate finance communities, and from other capital providers and advisors who refer customers to us. We also utilize information obtained from our risk management group to generate leads on potential investment opportunities. We have completed over $3.1 billion of financing transactions with borrowers who have sought our expertise more than once.

    We discuss and analyze investment opportunities during regular weekly meetings which are attended by all of our investment professionals, as well as representatives from our legal, risk management and capital markets areas. We have developed a process for screening potential investments called the Six Point Methodology(sm). The Six Point Methodology(sm) reflects the six fundamental criteria by which we evaluate an investment opportunity prior to beginning our formal underwriting and commitment process.

                         THE SIX POINT METHODOLOGY(SM)

    - First, we evaluate the source of the opportunity. We prefer opportunities where we have a direct relationship with the customer or an intermediary who has worked with us before, because we believe that such relationships enable us to add more value to a transaction.

    - Second, we evaluate the quality of the collateral or corporate credit, as well as its market or industry dynamics.

    - Third, we evaluate the equity or corporate sponsor, including factors such as its reputation, financial strength and commitment to the collateral.

    - Fourth, we determine whether we can implement an appropriate legal and financial structure for the transaction given its risk profile, including our ability to control the collateral under various circumstances.

    - Fifth, we perform an alternative investment test. If we believe that we can earn a better risk-adjusted return in a comparable asset class or different part of the customer's capital structure, then the proposed investment will score poorly in this category.

    - Sixth, we evaluate the liquidity of the investment and our ability to match fund the asset. A security that is too highly structured is less desirable because it may limit our ability to obtain appropriately priced financing for the asset, or to sell it if we ever so desire.

    We have an intensive underwriting process in place for all potential investments. This process provides for comprehensive feedback and review by all the disciplines within our company, including investments, credit, risk management, legal/structuring and capital markets. Participation is encouraged from all professionals throughout the entire origination process, from the initial consideration of the opportunity, through the Six Point Methodology(sm) and into the preparation and distribution of a comprehensive memorandum for our internal and Board of Directors investment committees.

    Commitments of less than $30 million require the unanimous consent of our internal investment committee, consisting of senior management representatives from each of our key disciplines. For commitments between $30 million and $50 million, the further approval of our Board of Directors' investment committee is also required. All commitments of $50 million or more must be approved by our full Board of Directors.

RISK MANAGEMENT

    In addition to mitigating risk through the careful underwriting and structuring of our investments, we further proactively manage risk by:
(1) generating, analyzing and distributing information on-line to all our employees about our collateral and our customers on a continuous, real-time basis; (2) holding weekly company-wide meetings to identify and address risk management issues; (3) applying a comprehensive risk rating process;
(4) establishing loan loss reserves and asset impairment procedures; and
(5) managing our assets and liabilities through match funding. We believe these risk management measures enable us to effectively manage our asset base and minimize our risk of loss. More than 50 of our approximately 143 employees are dedicated to our risk management platform.

COLLATERAL AND CUSTOMER MONITORING

    We have comprehensive real-time risk management systems that enable us to proactively monitor the performance of our asset base and to quickly identify and address potential issues with any of our assets. Risk management information, which is generated from numerous collateral-level controls, extensive customer reporting requirements and on-site asset monitoring programs, is accessible to all our employees nationwide via computer.

    Our comprehensive risk management systems require the active participation of each of our senior professionals and other employees within our regional office infrastructure. Every employee nationwide has access, via our computer network, to various risk management reports which provide real-time information regarding the performance of our asset base. These reports, which are continually updated as new customer information is received, are based on information that is: (1) required to be provided by our customers;
(2) generated by our risk management professionals; and (3) obtained from the public domain. Examples of risk management reports include daily payment reports, monthly covenant reviews, monthly reserve balance reports, monthly budget-versus-actual analyses of collateral and corporate customer performance, leasing activity reports and quarterly risk ratings reviews. This process ensures that risk management issues are quickly identified and that decisions are based on the most current information available.

    iStar Asset Services, or "iSAS," our rated loan servicing subsidiary, and iStar Real Estate Services, or "iRES," our corporate tenant lease asset management division, are critical to our asset and customer monitoring efforts. Together, they are principally responsible for managing our asset base, including monitoring our customers' compliance with their respective loan and leasing agreements, collecting customer payments, and efficiently analyzing and distributing customer performance information throughout our company on a real-time basis. iSAS and iRES provide daily information on the performance and condition of our asset base. iSAS is currently rated "above average" by Standard & Poor's and CMS2- by Fitch as a master servicer. In addition to servicing our asset base, iSAS also provides loan servicing to third-party institutional owners of loan portfolios.

    Our loan customers are required to comply with periodic covenant tests, and typically must submit extensive collateral performance information such as monthly operating statements and operating budgets. We also may require customers to deposit cash into escrow accounts to cover major capital expenditures, such as expected re-tenanting costs, and we typically require approval rights over major decisions impacting collateral cash flows. In many cases, collateral cash receipts must be deposited into lock-box bank accounts that we control. We then distribute the net cash, after our debt service, to our customers.

    We furnish on-site asset management services for most of our corporate customers, providing us with daily information regarding the condition of our assets. In addition, we have a formal annual inspection program that ensures that our corporate tenant lease customers are complying with their lease terms. Customer lease payments are deposited directly into lock-box accounts managed by our treasury group, and corporate customers are required to submit financial statements on a regular basis to our corporate credit professionals. In addition, our risk management group monitors the wire services for important news on our customers, including press releases, earnings announcements, credit ratings changes, research reports relating to our corporate customers and local market conditions, and distributes this information via email to all of our employees. All new corporate tenant leases must be approved by our Chief Operating Officer who evaluates, with the assistance of our credit professionals, the creditworthiness and appropriate security, if any, required by us.

WEEKLY RISK MANAGEMENT MEETINGS

    We hold weekly company-wide meetings to identify current issues, and conduct monthly meetings to review actual collateral performance compared to our customers' budgets. During the weekly meetings, our regional offices connect via videoconference with our headquarters and we review asset-specific issues in detail. At these meetings, we develop an action plan to resolve any issues which arise. We also conduct systematic, asset-specific reviews of both our loan and corporate tenant lease assets on a quarterly basis, as discussed below.

RISK RATING PROCESS

    We have a comprehensive risk rating process that enables us to evaluate, monitor and pro-actively manage asset-specific credit issues and identify credit trends on a portfolio-wide basis. We conduct a detailed credit review of each asset on a quarterly basis, and we assign individual risk ratings to each asset ranging from "one" to "five." Attendance is mandatory for all of our professionals, including those in our regional offices. A "one" indicates superior credit quality and performance well above our underwriting, a "two" signifies better than average credit quality and performance above our underwriting, a "three" serves as an average rating and performance in line with our underwriting, a "four" indicates that management time and attention is required for the asset and performance below our underwriting, and a "five" denotes a problem asset with potential principal risk to us and performance well below our underwriting. In addition to the ratings system, we maintain a "watch list" of assets which are generally rated "four," but which require highly pro-active asset management to preserve their current ratings. Each newly-originated asset is typically assigned an initial rating of "three," or average.

    Risk ratings provide a common language and uniform framework by which we can discuss and evaluate risk and relative levels of risk across our asset base. This is our primary early warning system and provides us with a means of identifying assets that warrant a greater degree of monitoring and senior management attention. In addition, this process provides a useful forum to identify assets or markets that may offer opportunities for new business. Lastly, the risk ratings process serves as a basis for determining our quarterly loan loss provision and evaluating the adequacy of our reserves.

    Based upon our fourth quarter 2002 review, the weighted average risk rating of our loan assets and corporate tenant lease assets was 2.75 and 2.76, respectively.

                         WEIGHTED AVERAGE RISK RATINGS

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

          STRUCTURED FINANCE ASSETS  CORPORATE TENANT LEASE ASSETS
12/31/00                        2.5                           2.77
3/31/01                        2.53                           2.78
6/30/01                        2.68                           2.79
9/30/01                        2.82                           2.92
12/31/01                       2.75                           2.77
3/31/02                        2.77                           2.78
6/30/02                        2.74                           2.76
9/30/02                        2.81                            2.8
12/31/02                       2.75                           2.76

    We consider several primary variables in determining which rating to assign to an asset. For our loans, the seven primary risk attributes are:

    - Trailing and projected collateral operating performance and debt service coverage ratios.

    - Current and estimated loan-to-value ratios.

    - Local and regional economic and real estate market trends.

    - Loan structure.

    - Collateral condition, location and marketability.

    - Borrower's source of repayment funds or ability to refinance or sell the collateral.

    - Borrower financial strength, quality of sponsorship and capital commitment to the collateral.

    For our corporate tenant leases, the five primary risk attributes are:

    - Corporate tenant credit and industry dynamics.

    - Remaining lease term.

    - Property condition, location and marketability.

    - Local and regional economic and real estate market trends.

    - Our book basis in the asset.

CREDIT LOSS RESERVE POLICY AND ASSET IMPAIRMENT PROCEDURES

    Our policy for establishing loan loss reserves and our asset impairment procedures are consistent with established accounting standards. Our reserve levels reflect our judgment of loss potential and are evaluated based upon the quarterly risk rating review process. The overall factors in this evaluation include:

    - General economic conditions.

    - General loss trends in the industry, including comprehensive, long-term data on commercial mortgage delinquencies and loss severities tracked by the American Council of Life Insurers and a number of academic studies.

    - The size, diversity and geographic concentration of our asset base.

    In addition to our general loan loss reserves, we also have asset-specific credit protection, including cash reserve accounts, cash deposits and letters of credit which totaled $162.4 million for our loan assets as of December 31, 2002. Where appropriate, we typically require this incremental credit protection to be funded and/or posted at the closing of a transaction in accounts in which we have a security interest. As of December 31, 2002, accumulated loan loss reserves and other asset-specific credit protection represented an aggregate of approximately 6.2% of the gross book value of our loans.

    We have never realized a loss of principal or interest on any loan investment we have funded. As of December 31, 2002, we had only three assets on non-accrual status with an aggregate gross book value of $11.1 million (0.20% of the gross book value of our investments). Each of the loans on non-accrual status remains current on its debt service payments to us.

    As required under generally accepted accounting principles, we accumulate depreciation against our CTL assets, which reduces our book basis in those assets relative to our original purchase price. In addition, where appropriate, we also require certain CTL customers to post additional security for their lease obligations in the form of cash deposits and/or letters of credit. These cash deposits and letters of credit, which serve as additional asset-specific credit protection for our CTL assets, totaled $95.1 million as of December 31, 2002. In aggregate, cash deposits, letters of credit, allowances for doubtful accounts and accumulated depreciation

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relating to corporate tenant lease assets represented 9.1% of the gross book value of our corporate tenant lease assets at that date.

ASSET/LIABILITY MANAGEMENT

    Our objective is to match fund our liabilities and assets with respect to maturities and interest rates. This means that we seek to match the maturities of our financial obligations with the maturities of our investments. Match funding allows us to reduce the risk of having to refinance our liabilities prior to the maturity of our assets. In addition, we match fund interest rates with like-kind debt (I.E., fixed-rate assets are financed with fixed-rate debt, and floating-rate assets are financed with floating-rate debt), through the use of hedges such as interest rate swaps, or through a combination of these strategies. This allows us to reduce the impact of changing interest rates on our earnings. Our objective is to limit volatility from a 100 basis point move in short-term interest rates to no more than 2.5% of annual adjusted earnings per share. As of December 31, 2002, a 100 basis point change in short-term interest rates would have a 1.5% impact on our fourth quarter adjusted earnings per share.

FINANCING STRATEGY

    Our financing strategy revolves around three primary principles that are key to our business model:

    - Maintain significantly lower leverage than other commercial finance companies and a large tangible equity capital base.

    - Develop a deep and broad array of capital sources from a diversified group of debt and equity providers in order to insulate our business from potential fluctuations in the availability of capital.

    - Match fund our liabilities and assets to minimize the risk that we have to refinance our liabilities prior to the maturities of our assets and to reduce the impact of changing interest rates on our earnings.

LOWER LEVERAGE AND A LARGE TANGIBLE EQUITY CAPITAL BASE

    Our business model is premised on operating at significantly lower leverage and maintaining a larger tangible equity capital base than many other commercial finance companies. At December 31, 2002, our consolidated debt-to-book equity ratio was 1.7x. We target a consolidated debt-to-book equity ratio of 2.0x, and believe that this is the appropriate leverage level for our business model.

ACCESS TO A DEEP AND BROAD ARRAY OF RELIABLE CAPITAL SOURCES

    We seek to develop a deep and broad array of reliable debt and equity capital sources to fund our business. Accordingly, we maintain a diverse range of short and long-term financing sources from both the secured and unsecured lending and capital markets. We also believe that our track record as a private and public company and our investor base, comprised of leading institutional investors and high net worth individuals, will enable us to continue to access the public and private equity capital markets.

    As of December 31, 2002, we had $2.4 billion of committed total capacity under our secured credit facilities. We primarily use our secured facilities to initially fund our investments prior to seeking match funded, long-term financing sources. Our secured facilities bear interest rates

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ranging from LIBOR plus 1.40% to LIBOR plus 2.25%, and have final maturities, including extension options, ranging from August 2003 to September 2005. In January 2003, we extended the final maturity of one of our $700 million secured credit facilities to January 2007 from January 2005.

    At December 31, 2002, we maintained unsecured lending relationships with a number of leading commercial banks and had $300.0 million of committed total capacity under our unsecured facility. We primarily use our unsecured facility for working capital purposes and as of December 31, 2002, we had no amounts outstanding under this facility. We also had $625.0 million of long-term corporate unsecured debt outstanding at that date.

MATCH FUNDING

    We primarily execute our match funding strategy through our own proprietary matched funding program, iStar Asset Receivables or "STARs(sm)," as well as through term lending relationships with approximately 12 large financial institutions. Using STARs(sm), we can access the securitized debt markets by issuing investment-grade rated securities collateralized by pools of our structured finance and corporate tenant lease assets. The STARs(sm)bond maturities match the maturities of the underlying collateral, thereby eliminating refinancing risk. We continue to service the assets in the collateral pool through our loan servicing subsidiary, iStar Asset Services. Because STARs(sm) is an on-balance sheet financing program, we recognize no gain on sale in our financial statements when utilizing this vehicle.

    We completed our latest STARs(sm) transaction in May 2002, and issued approximately $900 million of investment-grade rated bonds backed by approximately $1.1 billion of collateral. The weighted average interest rate on the offered bonds, expressed on an all-floating rate basis, was approximately LIBOR + 56 basis points. The proceeds from this transaction were used to repay outstanding borrowings under our credit facilities and our first STARs(sm) transaction.

    We believe that the STARs(sm) program provides us significantly more flexibility in managing our collateral and match funding our liabilities and assets than other securitization structures, and that both the strong performance of our initial STARs(sm) transaction and execution of our second STARs(sm) transaction should positively impact future debt issuances under this program. In addition, we view the securitized debt markets as a very reliable source of debt capital, even when macroeconomic conditions make other lending markets unavailable or unattractive. As of December 31, 2002, we had $876.4 million of STARs(sm) bonds outstanding.

    We also use term debt to match fund our investments, and we maintain term lending relationships with approximately 12 major commercial banks and insurance companies. As part of these term lending relationships, we have developed an innovative debt facility with a commercial bank that match funds certain of our corporate finance investments. We believe that the STARs(sm) program and our relationships with various term lenders provide us with a reliable, cost-effective and diverse source of capital for match funding our liabilities and assets. As of December 31, 2002, we had 18 individual term loans with a total outstanding balance of $698.8 million.

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
                                   MANAGEMENT

    The following table sets forth the names and the positions of our senior officers:

    NAME                                                                 TITLE
    ----                                           -------------------------------------------------
    Jay Sugarman.................................  Chairman and Chief Executive Officer
    Spencer B. Haber.............................  President and Director
    Timothy J. O'Connor..........................  Chief Operating Officer
    Catherine D. Rice............................  Chief Financial Officer
    Daniel S. Abrams.............................  Executive Vice President--Investments
    Steven R. Blomquist..........................  Executive Vice President--Investments
    Roger M. Cozzi...............................  Executive Vice President--Investments
    Jeffrey R. Digel.............................  Executive Vice President--Investments
    R. Michael Dorsch, III.......................  Executive Vice President--Investments
    Barclay G. Jones, III........................  Executive Vice President--Investments
    H. Cabot Lodge, III..........................  Executive Vice President--Investments and
                                                   Director
    Michelle M. Mackay...........................  Executive Vice President--Investments
    Nina B. Matis................................  Executive Vice President and General Counsel
    Diane Olmstead...............................  Executive Vice President--Investments
    Andrew C. Richardson.........................  Executive Vice President--Capital Markets
    Barbara Rubin................................  President--iStar Asset Services, Inc.
    Jeffrey N. Brown.............................  Senior Vice President--Risk Management
    Chase S. Curtis, Jr..........................  Senior Vice President--Credit
    Geoffrey M. Dugan............................  Senior Vice President--Human Resources and
                                                   Assistant General Counsel
    Peter K. Kofoed..............................  Senior Vice President--Risk Management
    John F. Kubicko..............................  Senior Vice President--Risk Management
    Steven B. Sinnett............................  Senior Vice President--Compliance and Controls
    Elizabeth B. Smith...........................  Senior Vice President--Risk Management
    William T. Stabinsky.........................  Senior Vice President--Risk Management
    Colette J. Tretola...........................  Senior Vice President--Controller

SENIOR MANAGEMENT

    JAY SUGARMAN is Chairman of the Board and Chief Executive Officer of iStar Financial. Mr. Sugarman has served as a director of iStar Financial (and its predecessor) since 1996 and Chief Executive Officer since 1997. During that time, Mr. Sugarman has built iStar Financial into one of the leading providers of custom-tailored financial solutions to high-end private and corporate owners of real estate in the United States, growing its market capitalization from under $50 million to over $6 billion. Previously, Mr. Sugarman founded and was co-general partner of Starwood Mezzanine Investors, L.P., a private investment partnership specializing in structured real estate finance. Prior to forming Starwood Mezzanine, Mr. Sugarman managed diversified investment funds on behalf of the Burden family, a branch of the Vanderbilts, and the Ziff family. While in that position, he was jointly responsible for the formation of Starwood Capital Group LLC, a leading private real estate investment firm, and the formation of HBK Investments, one of the nation's largest multi-strategy trading operations. Mr. Sugarman received his undergraduate degree summa cum laude from Princeton University, where he was nominated for valedictorian and received the Paul Volcker Award in Economics, and his M.B.A. with high distinction from

Harvard Business School, graduating as a Baker Scholar and recipient of the school's academic prizes for both finance and marketing. Mr. Sugarman is a director of WCI Communities, Inc., a residential developer in South Florida.

    SPENCER B. HABER is President and a director of iStar Financial. Mr. Haber has served as a director of iStar Financial since June 1999 and its President since June 2001, having also served as Chief Financial Officer between June 1998 and November 2002. Mr. Haber maintains oversight responsibility for iStar Financial's capital-raising initiatives and external communications and has primary responsibility for overall corporate business development, including mergers and acquisitions. Mr. Haber also sits on iStar Financial's internal and Board Investment Committees. Prior to joining iStar Financial, Mr. Haber was a senior member of Lehman Brothers' global real estate group and was responsible for that firm's real estate mergers and acquisitions business. In addition to his M&A role, Mr. Haber maintained primary client coverage responsibilities in raising equity and debt capital for a wide range of public and private companies, participating in more than $10 billion of transactions. Before Lehman Brothers, Mr. Haber was a member of Salomon Brothers' real estate investment banking unit. At Salomon Brothers, Mr. Haber participated in that firm's principal and advisory real estate activities. Prior to Salomon Brothers, Mr. Haber worked for MIG Capital Management, a joint venture of MIG Companies, a domestic real estate pension fund advisor, and Charterhouse Inc., a British merchant bank. Mr. Haber holds a B.S. degree in economics summa cum laude, and an M.B.A. from the Wharton School, where he graduated a Palmer Scholar. He is a member of various industry associations, and sits on the board of directors of Capital Thinking Inc., a software provider to the financial services industry.

    TIMOTHY J. O'CONNOR has served as Chief Operating Officer of iStar Financial (and its predecessor) since March 1998 and Executive Vice President since
March 2000. Mr. O'Connor is responsible for developing and managing iStar Financial's risk management and due diligence operations, participating in the evaluation and approval of new investments and coordinating iStar Financial's information systems. Previously, Mr. O'Connor was a vice president of Morgan Stanley & Co. responsible for the performance of more than $2 billion of assets acquired by the Morgan Stanley Real Estate Funds. Prior to joining Morgan Stanley, Mr. O'Connor was a vice president of Greystone Realty Corporation involved in the firm's acquisition and asset management operations. Previously, Mr. O'Connor was employed by Exxon Co. USA in its real estate and engineering group. Mr. O'Connor is a former vice president of the New York City/ Fairfield County chapter of the National Association of Industrial and Office Parks.
Mr. O'Connor received a B.S. degree from the United States Military Academy at West Point and an M.B.A. from the Wharton School.

    CATHERINE D. RICE has served as Chief Financial Officer of iStar Financial since November 2002. Ms. Rice is responsible for managing all of the iStar Financial's capital-raising initiatives, financial reporting and investor relations activities, as well as overseeing all other finance, treasury and accounting functions. Prior to joining iStar Financial, Ms. Rice served as managing director in both the financial sponsors group and the real estate investment banking group of Banc of America Securities. Prior to Bank of America, Ms. Rice was a managing director at Lehman Brothers, where she was responsible for the firm's West Coast real estate investment banking effort. She spent the first ten years of her career at Merrill Lynch in its real estate investment banking group. Ms. Rice has over 16 years of experience in the public and private capital markets, and has been involved in over $15 billion of capital-raising and financial advisory transactions, including public and private debt and equity offerings, mortgage financings, merger and acquisition assignments, leveraged buyouts, asset dispositions, debt restructurings and rating advisory assignments. Ms. Rice received a bachelor degree from the University of Colorado and an M.B.A from Columbia University.

    DANIEL S. ABRAMS has served as an Executive Vice President--Investments of iStar Financial since November 2001. Previously, Mr. Abrams was a founding principal of Citadel Realty Group, LLC, a New York based boutique investment bank specializing in advisory work and debt and equity placements for all forms of commercial real estate properties and companies in North America and Europe. Prior to forming Citadel, Mr. Abrams was a managing director at Donaldson, Lufkin and Jenrette, where he was responsible for the hospitality and leisure practice, focusing on debt originations, equity offerings and advisory assignments to public and private companies in that area. Before DLJ, Mr. Abrams was a managing director and the head of the Hospitality Finance Group of Nomura Capital. While at Nomura Capital, Mr. Abrams led the financing of over $6.5 billion in the hospitality sector and over $600 million in the office, multifamily and retail sectors. Before joining Nomura Capital in 1993, Mr. Abrams had been a partner at Rosenman & Colin, a major New York City law firm. He received an LL.M. in Taxation from the New York University of Law; a JD from the National Law Center of the George Washington University, where he was editor-in-chief of the Law Review; and a B.S. in Economics from the Wharton School. He has served as a member of the American Hotel & Lodging Association's Industry Real Estate Finance Advisory Council (IREFAC) and the ULI's Hotel Development Council.

    STEVEN R. BLOMQUIST has served as Executive Vice President--Investments of iStar Financial since January 2003. Prior to that he was Senior Vice President--Investments since September 1998. Mr. Blomquist is responsible for the origination and acquisition of new financings with borrowers in the Phoenix Home Life-serviced mortgage loan portfolio and related loan correspondents. He also shares responsibility in managing several of iStar Financial's relationships with financial institutions and other loan correspondents.
Mr. Blomquist has over 16 years of loan origination and investment management experience. Previously, Mr. Blomquist was executive vice president and chief investment officer of Phoenix Realty Securities, a Phoenix Home Life subsidiary specializing in providing real estate securities investment advisory services. Mr. Blomquist directed the origination of over $1.5 billion of mortgage loans and maintains strong correspondent and borrower relations. Prior to his current position, Mr. Blomquist was responsible for the debt and equity management of a $750 million Phoenix Home Life portfolio in the Western United States.
Mr. Blomquist is a member of the Mortgage Bankers Association, and received both his bachelors degree and an M.B.A. from the University of Connecticut.

    ROGER M. COZZI has served as an Executive Vice President--Investments of iStar Financial since January 2002 and is co-head of our internal Investment Committee. Since joining iStar Financial and its predecessor in 1995, Mr. Cozzi has been responsible for the origination of structured financing transactions and has successfully closed over $1 billion of first mortgage, mezzanine and corporate finance investments. From 1995 to 1998, Mr. Cozzi was an investment officer at Starwood Mezzanine Investors, L.P. and Starwood Opportunity Fund IV, two private investment funds that specialized in structured real estate finance and opportunistic equity investments. Prior to joining Starwood, Mr. Cozzi spent three years at Goldman, Sachs & Co. While at Goldman Sachs, he spent two years in the real estate department, where he focused on securitizing and selling investment grade and non-investment grade securities backed by pools of commercial mortgages, evaluating performing commercial mortgage loans for potential principal investment by the Whitehall funds and consulting large corporate tenants on lease alternatives. After two years in real estate, Mr. Cozzi transferred into the investment management industry group, where he worked on several merger transactions, created a conduit to lend directly to mutual funds, and helped create a vehicle to securitize 12b-1 financing fees. Mr. Cozzi graduated magna cum laude from the Wharton School with a Bachelor of Science degree in Economics (with concentrations in Finance and Entrepreneurial Management).

    JEFFREY R. DIGEL has served as an Executive Vice President--Investments of iStar Financial since March 2000 and is co-head of our internal Investment Committee. Prior to that, he was Senior Vice President--Investments since
May 1998. Mr. Digel is responsible for the origination of new structured financing transactions, focusing on iStar Financial's financial institution and loan correspondent relationships. Previously, Mr. Digel was a vice president-mortgage finance at Aetna Life Insurance Company responsible for commercial mortgage securitizations, management of Aetna's mortgage correspondent network, management of a $750 million real estate equity portfolio for Aetna's pension clients and origination of new equity investments. Prior to joining Aetna, Mr. Digel was a member of Hart Advisors, responsible for the development and supervision of the portfolio, asset management and client communications functions for Hart's real estate pension advisory business. In addition, Mr. Digel is a member of the Mortgage Bankers Association and the International Council of Shopping Centers. Mr. Digel received a B.A. degree from Middlebury College and an M.M. from Northwestern University.

    R. MICHAEL DORSCH, III has served as an Executive Vice President--Investments of iStar Financial since March 2000, focusing on our corporate tenant leasing business. Prior to joining iStar Financial, Mr. Dorsch was a principal of ACRE Partners LLC, a privately held firm focused on providing public and private corporations with highly-structured, value-added financing solutions for their corporate real estate facilities. Mr. Dorsch was a founder and managing partner of Corporate Realty Capital, a Boston-based real estate investment bank from 1990 to 1997. CRC was formed as an affiliate of Corporate Property Investors and focused on originating, structuring and financing net lease transactions. Prior to the formation of CRC, Mr. Dorsch was a partner in a Boston-based real estate development, ownership and management concern. From 1984 to 1986, Mr. Dorsch was a vice president of Winthrop Financial Associates, private real estate syndication, where he structured and placed equity interests in transactions capitalized at over $1 billion. Mr. Dorsch graduated with a Sc.B. in Mechanical Engineering from Brown University and earned honors while receiving an M.B.A. from Harvard Business School.

    BARCLAY G. JONES, III has served as an Executive Vice President--Investments of iStar Financial since March 2000, focusing on our corporate tenant leasing business. Prior to joining iStar Financial, Mr. Jones was a principal of ACRE Partners LLC, a privately held firm focused on providing public and private corporations with highly-structured, value-added financing solutions for their corporate real estate facilities. Prior to that, Mr. Jones served in a variety of capacities, including vice chairman and chief acquisitions officer, for W.P. Carey & Co., Inc. from 1982 to 1998. During that period, Mr. Jones was responsible for originating in excess of $2 billion of sale-leaseback financings and over $1 billion of mortgage placements. During his tenure at W.P. Carey, the firm grew from fewer than ten employees to over 70, and from approximately
$100 million in assets to over $2.5 billion. Mr. Jones holds a B.S. degree in economics from the Wharton School.

    H. CABOT LODGE, III has served as a director and an Executive Vice President--Investments of iStar Financial since March 2000, and maintains primary responsibility for jointly overseeing iStar Financial's corporate tenant lease investment activity. Prior to joining iStar Financial, Mr. Lodge was a founder and principal of ACRE Partners LLC, a privately held firm focused on providing public and private corporations with highly structured, value-added financing for their corporate real estate facilities. Mr. Lodge served as chairman of Superconducting Core Technologies, Inc., a wireless communications company from 1995 to 1997, and prior to that was managing director and co-head of investments for W.P. Carey & Co., Inc. from 1983 to 1995. Mr. Lodge is a director of Meristar Hospitality Corporation, High Voltage Engineering Corporation and TelAmerica Media, Inc. Mr. Lodge graduated with honors from Harvard College and received his M.B.A. from Harvard Business School.

    MICHELLE M. MACKAY has served as Executive Vice President--Investments of iStar Financial since February 2003. She joined iStar Financial from UBS Warburg, where she was an executive director of the commercial real estate and capital markets groups and was responsible for origination, investment negotiation, structuring, sales and proprietary account management. Prior to joining UBS Warburg, Ms. Mackay was a vice president on the mortgage trading desk at Chase Bank where she was responsible for establishing the commercial mortgage-backed securities trading desk and for real estate products distribution. Ms. Mackay holds an M.B.A. from the University of Hartford and a B.A. from the University of Connecticut.

    NINA B. MATIS has served as General Counsel of iStar Financial (and its predecessor) since 1996 and Executive Vice President since November 1999.
Ms. Matis is responsible for legal, tax, structuring and regulatory aspects of iStar Financial's operations and investment and financing transactions.
Ms. Matis is a partner in the law firm of KMZ Rosenman, one of our principal outside law firms. From 1984 through 1987, Ms. Matis was an adjunct professor at Northwestern University School of Law where she taught real estate transactions. Ms. Matis is a director of New Plan Excel Realty Trust, Inc. and a member of the American College of Real Estate Lawyers, Ely Chapter of Lambda Alpha International, the Chicago Finance Exchange, the Urban Land Institute, REFF, the Chicago Real Estate Executive Women, The Chicago Network and The Economic Club of Chicago, and she is listed in both The Best Lawyers of America and Sterling's Who's Who. Ms. Matis received a B.A. degree, with honors, from Smith College and a J.D. degree from New York University School of Law.

    DIANE OLMSTEAD has served as an Executive Vice President--Investments of iStar Financial in our San Francisco office since September 2000, and is responsible for the origination of new financing transactions. Prior to joining us, Ms. Olmstead was executive vice president of institutional ventures for Redbricks.com, an Internet start-up focused on the commercial real estate market. Previously, Ms. Olmstead was a partner at Arthur Andersen where she founded and ran the real estate capital markets (RECM) group for the western region. The RECM group executed private equity and debt placements, portfolio and company sales, REIT IPO advisory and M&A transactions in excess of $4.7 billion. Ms. Olmstead is a graduate of SUNY at Buffalo with a B.A. in English. She is a member of Urban Land Institute and National Association of Industrial and Office Park Owners, Fisher Center For Real Estate and Urban Economics Policy Advisory Board, Lambda Alpha and Mortgage Bankers Association.

    ANDREW C. RICHARDSON has served as Executive Vice President--Capital Markets of iStar Financial since January 2003. Prior to that, he was Senior Vice President--Capital Markets since March 2000. He joined iStar Financial from Salomon Smith Barney, where he was a vice president in the global real estate and lodging investment banking group, providing merger and acquisition advisory services and raising debt and equity capital for public and private real estate companies. Mr. Richardson's experience at Salomon Smith Barney also included working in its mergers and acquisitions group, advising clients in a wide range of industries. Prior to joining Salomon Smith Barney, Mr. Richardson worked for Ernst & Young and was a certified public accountant. Mr. Richardson holds an M.B.A. from the University of Chicago, and a B.B.A. in accountancy from the University of Notre Dame.

    BARBARA RUBIN has served as President of iStar Asset Services, Inc., our Hartford-based loan asset management and servicing operation since
September 1998. She has more than 20 years of real estate investment experience, including loan and real estate equity origination, portfolio management, loan servicing, and capital markets activities. Prior to joining iStar Financial, Ms. Rubin was president and chief operating officer of Phoenix Realty Securities, Inc., a real estate advisory operation which managed portfolios of real estate securities (including mortgage loan investments and real estate equity securities). She is currently Chair of the Connecticut Health and Education Facilities Authority, a member of the Board of Governors of the Mortgage

Bankers Association and a member of the Board of Commercial Mortgage Securities Association. Ms. Rubin received a B.A. from Williams College and an M.B.A. from the University of Connecticut.

    JEFFREY N. BROWN has served as Senior Vice President--Risk Management of iStar Financial since October 2000. Prior to that, he was Vice President--Risk Management since November 1999. Previously, he served as a vice president at TriNet. Mr. Brown is responsible for our East Region corporate tenant lease assets, including lease negotiations, corporate-level customer relations, lease compliance, portfolio-level analysis and reporting and market research activities. Mr. Brown's prior professional experience includes director of property management for Insignia Commercial Group (San Francisco), regional director (West Coast) with PM Realty Group and various project/property management positions with Eastover Corporation. Mr. Brown holds a B.S. degree from Millsaps College, Jackson, Mississippi.

    CHASE S. CURTIS, JR. has served as a Senior Vice President--Credit of iStar Financial since June 2001, and is responsible for coordinating the initial and on-going underwriting of corporate credit, with a particular emphasis on corporate tenant risk assessment. He joined iStar Financial from Bank of America following a 16-year career in credit risk management and structured corporate finance. Immediately prior to joining iStar Financial, he was senior vice president and chief credit officer of Bank of America Commercial Finance responsible for its credit approvals, risk policy and risk process controls. Prior to that, he spent three years in Hong Kong as an executive credit risk review officer overseeing portfolio and transactional risk assessments across Asia. Mr. Curtis holds an M.S. from the University of Arizona and he received a B.S. degree (with high honors) from Bates College. He is a Chartered Financial Analyst.

    GEOFFREY M. DUGAN has served as Senior Vice President of iStar Financial since January 2001, and as Assistant General Counsel and Assistant Secretary since November 1999. Previously, he served as vice president, administration and general counsel of TriNet, and in that capacity was responsible for corporate and securities laws compliance matters, corporate governance matters, and legal issues associated with administrative, human resources and employee benefit functions, including the oversight of outside legal counsel. Prior to joining us, Mr. Dugan was in private law practice for over 20 years, where his practice emphasized corporate finance, securities and commercial transactions for real estate investment trusts and other business entities. Mr. Dugan received a J.D. from Georgetown University Law Center and a B.A. from Harvard College.
Mr. Dugan is a Member of the New York Bar and the State Bar of California.

    PETER K. KOFOED has served as Senior Vice President--Risk Management of iStar Financial since August 2001. Mr. Kofoed joined us with more than 18 years of experience in various real estate investment and finance disciplines including mortgage loan underwriting, equity asset management and portfolio administration. Prior to joining us, he was the principal of a real estate consulting firm and was associated with Aetna, CIGNA and Connecticut Mutual.
Mr. Kofoed holds an M.B.A. from the Fuqua School of Business at Duke University, and a B.A. from Colgate University.

    JOHN F. KUBICKO has served as Senior Vice President--Risk Management of iStar Financial since January 2002, and prior to that served as Vice President--Risk Management since April 1998. Mr. Kubicko has over 14 years of experience in real estate investment and finance, asset management and lending. Prior to joining iStar Financial, he was a senior associate at Greystone Realty, where he was responsible for managing a portfolio of debt investments. Previously, Mr. Kubicko was a loan officer at Shawmut Bank. Mr. Kubicko received a B.S. from Sacred Heart University.

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
    STEVEN B. SINNETT has served as Senior Vice President--Controls and Compliance of iStar Financial since January 2002, and prior to that served as Senior Vice President--Capital Markets since January 2001 and as Vice President and Controller since November 1999. Mr. Sinnett is responsible for maintaining and monitoring iStar Financial's internal financial and disclosure controls and finance and accounting policies. He previously served as vice president, controller of TriNet, and in that capacity was responsible for planning and executing all aspects of financial reporting, accounting and information technology activities. Prior to joining TriNet, he was associated with AMB Institutional Realty Advisors Inc., Meridian Point Properties, Inc. (a real estate investment trust) and its predecessor, and the accounting firm of Arthur Young & Co. Mr. Sinnett received a Masters of Professional Accounting from Georgia State University and a B.S. from the University of Florida. Mr. Sinnett is a certified public accountant in the State of California.

    ELIZABETH B. SMITH has served as Senior Vice President--Risk Management of iStar Financial since August 1999. Ms. Smith manages our Dallas office and is directly responsible for our Central Region corporate tenant lease assets. Prior to joining iStar Financial, Ms. Smith was a vice president for MBL Life Assurance Corporation, managing the rehabilitation and disposition of a $3 billion debt and equity portfolio located throughout the United States. Previously, Ms. Smith worked at J.E. Robert Companies, Inc., and for Sunbelt Savings, FSB, specializing in debt and equity portfolio management. Ms. Smith holds a B.B.A. degree from the University of Mississippi in Oxford, Mississippi.

    WILLIAM T. STABINSKY has served as Senior Vice President--Risk Management since January 2003, and prior to that served as Vice President--Risk Management since November 1999. Mr. Stabinsky is responsible for the portfolio reporting and analysis of the iStar Financial structured finance portfolio as well as the asset management of numerous loans within the structured finance portfolio. He has over 18 years of real estate experience, much of which was dedicated to accounting, auditing and analysis of financial and operating statements. Prior to joining iStar Financial, Mr. Stabinsky was an investment accounting manager for Allegis Realty Investors, LLC in Hartford, Connecticut. Previously, he was associated with Aetna and Coopers & Lybrand. Mr. Stabinsky holds an M.B.A. from the University of Hartford, and a B.S. from Bryant College.

    COLETTE J. TRETOLA has served as Senior Vice President and Controller of iStar Financial since January 2003. Prior to that, she was Vice President and Controller since January 1999. Mrs. Tretola is responsible for the oversight of all accounting functions, financial reporting and budgeting. Prior to joining iStar Financial, she was a senior accountant at Starwood Capital Group, where she was responsible for the accounting and financial reporting for the firm's two largest investment funds. Previously, Mrs. Tretola worked for Copley Real Estate Advisors, where she was responsible for the accounting of four public real estate limited partnerships. She received a B.S. degree in Business Administration from Boston University.

NON-EMPLOYEE DIRECTORS

    The following table sets forth the names and current affiliations of our non-employee directors:

    NAME                                                              AFFILIATION
    ----                                           -------------------------------------------------
    Willis Andersen, Jr..........................  Real estate industry consultant

    Jeffrey G. Dishner...........................  Starwood Capital Group, L.L.C.--Senior Managing
                                                   Director

    Andrew L. Farkas.............................  Insignia Financial Group, Inc.--Chairman and
                                                   Chief Executive Officer

    Madison F. Grose.............................  Starwood Capital Group, L.L.C.--Senior Managing
                                                   Director and Co-General Counsel

    Robert W. Holman, Jr.........................  National Warehouse Investment Co.--Chairman and
                                                   Chief Executive Officer

    Robin Josephs................................  Ropasada, LLC--Managing Director

    Merrick R. Kleeman...........................  Starwood Capital Group, L.L.C.--Senior Managing
                                                   Director

    Matthew J. Lustig............................  Lazard Freres Real Estate Investors L.L.C.--
                                                   Managing Principal

    William M. Matthes...........................  Behrman Capital--Managing Partner

    John G. McDonald.............................  Stanford University--IBJ Professor of Finance in
                                                   the Graduate School of Business

    Stephen B. Oresman...........................  Saltash, Ltd.--Owner and President

    George R. Puskar.............................  Lend Lease Real Estate Investments--Former
                                                   Chairman of the Board

    Barry S. Sternlicht..........................  Starwood Capital Group, L.L.C.--Founder, General
                                                   Manager, President and Chief Executive Officer

                                                   Starwood Hotels & Resorts Worldwide, Inc.--
                                                   Chairman and Chief Executive Officer

                       DESCRIPTION OF OTHER INDEBTEDNESS

    The table below reflects our debt obligations under various arrangements with financial institutions as of December 31, 2002. All of the indebtedness shown below which has not subsequently been repaid is non-recourse to iStar Financial, the parent company; except that, iStar Financial is the co-borrower under the unsecured revolving credit facility shown below; iStar Financial is the issuer of the 8.75% unsecured notes shown below; iStar Financial is the obligor under the $16.0 million of "Other Debt Obligations" shown below; and iStar Financial has provided limited guarantees of certain subsidiary borrowings. Specifically, iStar Financial is a guarantor of the $60 million and $50 million term loans due June 2004 and July 2006, respectively, and a guarantor of borrowings under secured revolving credit facilities as follows:
(1) up to $30 million under the $700 million secured facility due January 2007; and (2) up to 10% of outstanding borrowings under each of the $500 million secured facilities due August and September, 2005. In addition, iStar Financial provides guarantees under non-recourse subsidiary borrowings for customary carve-out matters such as fraud, misappropriation and voluntary bankruptcy proceedings.

    We are subject to a number of covenants in our borrowing arrangements. These covenants are both financial and non-financial in nature. Significant financial covenants include limitations on our ability to incur indebtedness beyond specified levels, restrictions on our ability to incur liens on assets and limitations on the amount and type of restricted payments, such as repurchases of its own equity securities, that we may make. Significant non-financial covenants include a requirement in publicly-held debt securities that we offer to repurchase those securities at a premium if we undergo a change of control.

                                        MAXIMUM       CARRYING VALUE AS OF
                                         AMOUNT           DECEMBER 31,                                       SCHEDULED MATURITY
                                       AVAILABLE              2002             STATED INTEREST RATES(1)             DATE
                                     --------------   --------------------   -----------------------------  --------------------
                                           (IN THOUSANDS, UNAUDITED)
SECURED REVOLVING CREDIT
  FACILITIES:
Line of credit.....................    $  700,000          $  412,550            LIBOR + 1.75% - 2.25%         March 2005(2)
Line of credit.....................       700,000             462,920            LIBOR + 1.40% - 2.15%        January 2007(3)
Line of credit.....................       500,000             283,884            LIBOR + 1.50% - 1.75%         August 2005(2)
Line of credit.....................       500,000             114,400            LIBOR + 1.50% - 2.25%         September 2005
UNSECURED REVOLVING CREDIT
  FACILITIES:
  Line of credit...................       300,000                  --               LIBOR + 2.125%              July 2004(4)
                                       ----------          ----------
  Total revolving credit
    facilities.....................    $2,700,000          $1,273,754
                                       ==========

SECURED TERM LOANS:
  Secured by corporate tenant lease assets.........           193,000                LIBOR + 1.85%              July 2006(5)
  Secured by corporate tenant lease assets.........           144,114                    7.44%                   March 2009
  Secured by corporate tenant lease assets.........            95,074               6.00% - 11.38%          Various through 2022
  Secured by corporate lending investments.........            79,126                    6.55%                 November 2005
  Secured by corporate lending investments.........            61,537                    6.41%                  January 2013
  Secured by corporate lending investments.........            60,000                LIBOR + 2.50%              June 2004(4)
  Secured by corporate lending investments.........            50,000                LIBOR + 2.50%              July 2006(4)
                                                           ----------
  Total term loans.................................           682,851
  Less: debt (discount) premium....................              (236)
                                                           ----------
Total secured term loans...........................           682,615

                                        MAXIMUM       CARRYING VALUE AS OF
                                         AMOUNT           DECEMBER 31,                                       SCHEDULED MATURITY
                                       AVAILABLE              2002             STATED INTEREST RATES(1)             DATE
                                     --------------   --------------------   -----------------------------  --------------------
                                           (IN THOUSANDS, UNAUDITED)
ISTAR ASSET RECEIVABLES SECURED NOTES:
  STARs Series 2002-1:
  Class A1.........................................           236,694                LIBOR + 0.26%              June 2004(6)
  Class A2.........................................           381,296                LIBOR + 0.38%            December 2009(6)
  Class B..........................................            39,955                LIBOR + 0.65%             April 2011(6)
  Class C..........................................            26,637                LIBOR + 0.75%              May 2011(6)
  Class D..........................................            21,310                LIBOR + 0.85%            January 2012(6)
  Class E..........................................            42,619               LIBOR + 1.235%            January 2012(6)
  Class F..........................................            26,637               LIBOR + 1.335%            January 2012(6)
  Class G..........................................            21,309               LIBOR + 1.435%            January 2012(6)
  Class H..........................................            26,637                    6.35%                January 2012(6)
  Class J..........................................            26,637                    6.35%                  May 2012(6)
  Class K..........................................            26,637                    6.35%                  May 2012(6)
                                                           ----------
  Total iStar Asset Receivables secured notes......           876,368
  Less: debt discount..............................            (4,425)
                                                           ----------
Total iStar Asset Receivables secured notes........           871,943
UNSECURED NOTES:
  6.75% Dealer Remarketable Securities(7)(8)(9)....           125,000                    6.75%                   March 2013
  7.70% Notes(7)(9)................................           100,000                    7.70%                   July 2017
  7.95% Notes(7)(9)................................            50,000                    7.95%                    May 2006
  8.75% Notes......................................           350,000                    8.75%                  August 2008
                                                           ----------
  Total unsecured notes............................           625,000
  Less: debt discount..............................           (11,603)
Plus: impact of pay-floating swap agreement(10)....             3,920
                                                           ----------
  Total unsecured notes............................           617,317
OTHER DEBT OBLIGATIONS.............................            15,961                   Various                   Various
                                                           ----------
TOTAL DEBT OBLIGATIONS.............................        $3,461,590
                                                           ==========

-------------

(1) Substantially all variable-rate debt obligations are based on 30-day LIBOR and reprice monthly. The 30-day LIBOR on December 31, 2002 was 1.38%.

(2)  Maturity date reflects a one-year "term-out" extension at our option.

(3) In January 2003, we extended the final maturity date of this facility to January 2007.

(4)  Maturity date reflects a one-year extension at our option.

(5)  Maturity date reflects two one-year extensions at our option.

(6) Principal payments on these bonds are a function of the principal repayments on loan or corporate tenant lease assets which collateralize these obligations. The dates indicated above represent the expected date on which the final payment would occur for such class based on the assumptions that the loans which collateralize the obligations are not voluntarily prepaid, the loans are paid on their effective maturity dates and no extensions of the effective maturity dates of any of the loans are granted. The final maturity date for the underlying indenture on class A1 is May 28, 2017 and the final maturity date for classes A2, B, C, D, E, F, G, H, J and K is May 28, 2020.

(7) The notes are callable by us at any time for an amount equal to the total of principal outstanding, accrued interest and the applicable make-whole prepayment premium.

(8) On March 3, 2003, Deutsche Bank Securities Inc. purchased all of these notes pursuant to the terms of the remarketing agreement. We have agreed with Deutsche Bank Securities Inc. that they shall tender these notes, as modified, as payment for a portion of the Notes issued in this offering. See "Underwriting." We will retire the notes that are so tendered.

(9) These obligations were assumed as part of the acquisition of our leasing subsidiary. As part of the accounting for the purchase, these fixed-rate obligations were considered to have stated interest rates which were below the then-prevailing market rates at which our leasing subsidiary could issue new debt obligations and, accordingly, we ascribed a market discount to each obligation. Such discounts are amortized as an adjustment to interest expense using the effective interest method over the related term of the obligations. As adjusted, the effective annual interest rates on these obligations were 8.81%, 9.51% and 9.04% for the 6.75% Dealer Remarketable Securities, 7.70% Notes and 7.95% Notes, respectively.

(10) On November 27, 2002, we entered into two pay-floating interest rate swaps struck at 3.8775% and 3.81% and in the notional amounts of $100.0 million and $50.0 million, respectively. These swaps mitigate the risk of changes in the fair value of $150.0 million of our fixed-rate corporate bonds attributable to changes in LIBOR. For accounting purposes, we adjust on a quarterly basis the value of the swap to its fair value and adjust the carrying amount of the hedged liability by an offsetting amount.

                              DESCRIPTION OF NOTES

    The Company will issue the Notes under an indenture between itself and US Bank Trust National Association, as Trustee (the "Trustee"), and a supplemental indenture between itself and the Trustee (together, the "Indenture"). The following is a summary of the material provisions of the Indenture. It does not include all of the provisions of the Indenture. The following description of the particular terms of the Notes supplements the description in the accompanying prospectus of the general terms and provisions of our debt securities. To the extent that the following description of Notes is inconsistent with that general description in the prospectus, the following description replaces that in the prospectus. We urge you to read the Indenture because it defines your rights. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "TIA"). A copy of the form of Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. You can find definitions of certain capitalized terms used in this description under "--Certain Definitions." For purposes of this section, references to the "Company" or "our" include only iStar Financial Inc. and not its Subsidiaries.

    The Notes will be unsecured obligations of the Company, ranking PARI PASSU in right of payment with all other senior unsecured obligations of the Company.

    The Company will issue the Notes in fully registered form in denominations of $1,000 and integral multiples thereof. The Trustee will initially act as Paying Agent and Registrar for the Notes. The Notes may be presented for registration or transfer and exchange at the offices of the Registrar. The Company may change any Paying Agent and Registrar without notice to holders of the Notes (the "Holders"). The Company will pay principal (and premium, if any) on the Notes at the Trustee's corporate office in New York, New York. At the Company's option, interest may be paid at the Trustee's corporate trust office or by check mailed to the registered address of Holders.

PRINCIPAL, MATURITY AND INTEREST

    The Notes are limited in aggregate principal amount to $150 million, but the Company may, without consent of the Holders, "reopen" the Notes series and issue additional Notes at any time on the same terms and conditions and with the same CUSIP number as the Notes being issued in this offering. The Notes will mature on March 15, 2008. Interest on the Notes will accrue at the rate of 7.0% per annum and will be payable semiannually in cash on each March 15 and September 15, commencing on September 15, 2003, to the persons who are registered Holders at the close of business on the March 1 and September 1 immediately preceding the applicable interest payment date. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including the date of issuance.

    The Notes will not be entitled to the benefit of any mandatory sinking fund.

REDEMPTION

    OPTIONAL REDEMPTION. At any time on or prior to March 15, 2008, the Notes may be redeemed or purchased in whole but not in part at the Company's option at a price equal to 100% of the principal amount thereof plus the Applicable Premium as of, and accrued but unpaid interest, if any, to the date of redemption or purchase (the "Redemption Date") (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date). Such redemption or purchase may be made upon notice mailed by first-class mail to each Holder's registered address, not less than 30 nor more than 60 days prior to the Redemption Date.

    "APPLICABLE PREMIUM" means, with respect to a Note at any Redemption Date, the greater of: (1) 1.0% of the principal amount of such Note; and (2) the excess of (a) the present value at such Redemption Date of (i) the principal amount of such Note on March 15, 2008 plus (ii) all required remaining scheduled interest payments due on such Note through March 15, 2008, computed using a discount rate equal to the Treasury Rate plus 50 basis points; over (b) the principal amount of such Note on such Redemption Date. Calculation of the Applicable Premium will be made by the Company or on behalf of the Company by such Person as the Company shall designate; PROVIDED, HOWEVER, that such calculation shall not be a duty or obligation of the Trustee.

    "TREASURY RATE" means, with respect to a Redemption Date, the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15(519) that has become publicly available at least two Business Days prior to such Redemption Date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from such Redemption Date to March 15, 2008; PROVIDED, HOWEVER, that if the period from such Redemption Date to March 15, 2008 is not equal to the constant maturity of the United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from such Redemption Date to March 15, 2008 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

    OPTIONAL REDEMPTION UPON EQUITY OFFERINGS. At any time, or from time to time, on or prior to March 15, 2006, the Company may, at its option, use the net cash proceeds of one or more Equity Offerings (as defined below) to redeem up to 35% of the principal amount of the Notes issued under the Indenture at a redemption price of 107% of the principal amount thereof plus accrued and unpaid interest thereon, if any, to the date of redemption; PROVIDED that:

(1) at least 65% of the principal amount of Notes issued under the Indenture remains outstanding immediately after any such redemption; and

(2) the Company makes such redemption not more than 60 days after the consummation of any such Equity Offering.

    "EQUITY OFFERING" means an underwritten public offering of Qualified Capital Stock of the Company pursuant to a registration statement filed with the Commission in accordance with the Securities Act or a private placement of Qualified Capital Stock of the Company generating gross proceeds of at least $25.0 million.

SELECTION AND NOTICE OF REDEMPTION

    In the event that the Company chooses to redeem less than all of the Notes, selection of the Notes for redemption will be made by the Trustee either:

    (1) in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed; or

    (2) on a PRO RATA basis, by lot or by such method as the Trustee shall deem fair and appropriate.

    No Notes of a principal amount of $1,000 or less shall be redeemed in part. If a partial redemption is made with the proceeds of an Equity Offering, the Trustee will select the Notes only on a PRO RATA basis or on as nearly a pro rata basis as is practicable (subject to DTC procedures). Notice of redemption will be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address. On and after the redemption date, interest will cease to accrue on Notes or portions thereof called for redemption as long as the Company has deposited with the Paying Agent funds in satisfaction of the applicable redemption price.

CHANGE OF CONTROL

    Upon the occurrence of a Change of Control, each Holder will have the right to require that the Company purchase all or a portion of such Holder's Notes pursuant to the offer described below (the "Change of Control Offer"), at a purchase price equal to 101% of the principal amount thereof plus accrued interest to the date of purchase.

    Within 30 days following the date upon which the Change of Control occurred, the Company must send, by first class mail, a notice to each Holder, with a copy to the Trustee, which notice shall govern the terms of the Change of Control Offer. Such notice shall state, among other things, the purchase date, which must be no earlier than 30 days nor later than 60 days from the date such notice is mailed, other than as may be required by law (the "Change of Control Payment Date"). Holders electing to have a Note purchased pursuant to a Change of Control Offer will be required to surrender the Note, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the Note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the third business day prior to the Change of Control Payment Date.

    If a Change of Control Offer is made, we cannot assure you that the Company will have available funds sufficient to pay the Change of Control purchase price for all the Notes that might be delivered by Holders seeking to accept the Change of Control Offer. In the event the Company is required to purchase outstanding Notes pursuant to a Change of Control Offer, the Company expects that it would seek third party financing to the extent it does not have available funds to meet its purchase obligations. However, we cannot assure you that the Company would be able to obtain such financing.

    Neither the Board of Directors of the Company nor the Trustee may waive the covenant relating to a Holder's right to redemption upon a Change of Control. Restrictions in the Indenture described herein on the ability of the Company and its Subsidiaries to incur additional Indebtedness, to grant liens on its property and to make Restricted Payments may also make more difficult or discourage a takeover of the Company, whether favored or opposed by the management of the Company. Consummation of any such transaction in certain circumstances may require redemption or repurchase of the Notes, and we cannot assure you that the Company or the acquiring party will have sufficient financial resources to effect such redemption or repurchase. Such restrictions and the restrictions on transactions with Affiliates may, in certain circumstances, make more difficult or discourage any leveraged buyout of the Company or any of its Subsidiaries by the management of the Company. While such restrictions cover a wide variety of arrangements that have traditionally been used to effect highly leveraged transactions, the Indenture may not afford the Holders protection in all circumstances from the adverse aspects of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction.

    The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the "Change of Control" provisions of the Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the "Change of Control" provisions of the Indenture by virtue thereof.

CERTAIN COVENANTS

    The Indenture will contain, among others, the following covenants; PROVIDED that the Indenture will provide that the "Limitation on Liens," "Limitation on Restricted Payments," "Limitation on Dividend and Other Payment Restrictions Affecting Subsidiaries," "Limitation on Preferred Stock of Subsidiaries," "Limitation of Guarantees by Subsidiaries," "Conduct of Business" and "Limitations on Transactions with Affiliates" covenants will not be applicable in the event, and only for so long as, the Notes are rated Investment Grade and no Default or Event of Default has occurred and is continuing.

    LIMITATION ON INCURRENCE OF ADDITIONAL INDEBTEDNESS. The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, assume, guarantee, become liable, contingently or otherwise, with respect to, or otherwise become responsible for payment of (collectively, "incur") any Indebtedness (including, without limitation, Acquired Indebtedness) other than Permitted Indebtedness.

    Notwithstanding the foregoing, if no Default or Event of Default shall have occurred and be continuing at the time of or as a consequence of the incurrence of any such Indebtedness, the Company or any of its Subsidiaries may incur Indebtedness (including, without limitation, Acquired Indebtedness), in each case if on the date of the incurrence of such Indebtedness, after giving effect to the incurrence thereof:

    - the Consolidated Fixed Charge Coverage Ratio of the Company is greater than 1.50 to 1.0;

    - the ratio of the aggregate amount of Indebtedness outstanding on a consolidated basis to our Consolidated Net Worth is less than 5.0 to 1.0; and

    - the ratio of the aggregate amount of Senior Recourse Indebtedness outstanding on a consolidated basis to the sum of: (1) our Consolidated Net Worth; and (2) the aggregate amount of the Subordinated Indebtedness outstanding on a consolidated basis is less than 2.75 to 1.0; PROVIDED, HOWEVER, that the aggregate principal amount of such Subordinated Indebtedness is not in excess of our Consolidated Net Worth.

    Notwithstanding the foregoing, the Company will not permit TriNet Corporate Realty Trust, Inc. ("TriNet") or any of its Subsidiaries to incur Indebtedness (as defined in the indenture governing TriNet's outstanding publicly held debt securities on the Measurement Date) if, immediately after giving effect to the incurrence of such Indebtedness and the application of the proceeds thereof, the aggregate principal amount of all outstanding Indebtedness of TriNet and its Subsidiaries on a consolidated basis determined in accordance with GAAP is greater than 55% of the sum of (without duplication): (1) the Total Assets (as defined in the indenture governing TriNet's outstanding publicly-held debt securities on the Measurement Date) of TriNet and its Subsidiaries as of the end of the calendar quarter covered in TriNet's Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as the case may be, most recently filed with the Commission (or, if such filing is not permitted under the Exchange Act, with the Trustee) prior to the incurrence of such additional Indebtedness; and (2) the purchase price of any real estate assets or mortgages receivable acquired, and the amount of any securities offering proceeds received (to the extent that such proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Indebtedness), by TriNet or any Subsidiary of TriNet since the end of such calendar quarter, including those proceeds obtained in connection with the incurrence of such additional Indebtedness. The above limitation shall terminate immediately upon TriNet ceasing to exist as a Subsidiary of the Company as a result of a merger or consolidation of TriNet with the Company or the sale, transfer, disposition or distribution of all or substantially all of TriNet's assets to the Company.

    LIMITATION ON RESTRICTED PAYMENTS. The Company will not, and will not cause or permit any of its Subsidiaries to, directly or indirectly:

        (1) declare or pay any dividend or make any distribution (other than dividends or distributions payable in Qualified Capital Stock of the Company) on or in respect of shares of the Company's Capital Stock to holders of such Capital Stock;

        (2) purchase, redeem or otherwise acquire or retire for value any Capital Stock of the Company or any warrants, rights or options to purchase or acquire shares of any class of such Capital Stock; or

        (3) make any principal payment on, purchase, defease, redeem, prepay, decrease or otherwise acquire or retire for value, prior to any scheduled final maturity, scheduled repayment or scheduled sinking fund payment, any Indebtedness of the Company that is subordinate or junior in right of payment to the Notes if at the time of such action (each, a "Restricted Payment") or immediately after giving effect thereto,

     (i) a Default or an Event of Default shall have occurred and be continuing; or

    (ii) the Company is not able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the "Limitation on Incurrence of Additional Indebtedness" covenant; or

    (iii) the aggregate amount of Restricted Payments (including such proposed Restricted Payment) made subsequent to the Measurement Date (the amount expended for such purposes, if other than in cash, being the fair market value of such property as determined in good faith by the Board of Directors of the Company) shall exceed the sum of:

           (w) 95% of the cumulative Consolidated Adjusted Earnings (or if cumulative Consolidated Adjusted Earnings shall be a loss, minus 100% of such loss) of the Company earned subsequent to June 30, 2001 and on or prior to the date the Restricted Payment occurs (the "Reference Date") (treating such period as a single accounting period); plus

           (x) 100% of the aggregate net cash proceeds received by the Company from any Person (other than a Subsidiary of the Company) from the issuance and sale subsequent to the Measurement Date and on or prior to the Reference Date of Qualified Capital Stock of the Company; plus

           (y) without duplication of any amounts included in clause (iii)(x) above, 100% of the aggregate net cash proceeds of any equity contribution received by the Company from a holder of the Company's Capital Stock (excluding, in the case of clauses (iii)(x) and (y), any net cash proceeds from an Equity Offering to the extent used to redeem the Notes in compliance with the provisions set forth under "Redemption--Optional Redemption Upon Equity Offerings").

    The foregoing provisions do not prohibit:

    (1) the payment of any dividend within 60 days after the date of declaration of such dividend if the dividend would have been permitted on the date of declaration;

    (2) if no Default or Event of Default shall have occurred and be continuing, the acquisition of any shares of Capital Stock of the Company, either
(i) solely in exchange for shares of Qualified Capital Stock of the Company or
(ii) through the application of net proceeds of a substantially concurrent sale for cash (other than to a Subsidiary of the Company) of shares of Qualified Capital Stock of the Company;

    (3) if no Default or Event of Default shall have occurred and be continuing, the acquisition of any Indebtedness of the Company that is subordinate or junior in right of payment to the Notes either (i) solely in exchange for shares of Qualified Capital Stock of the Company, or (ii) through the application of net proceeds of a substantially concurrent sale for cash (other than to a Subsidiary of the Company) of (a) shares of Qualified Capital Stock of the Company or
(b) Refinancing Indebtedness;

    (4) so long as no Default or Event of Default shall have occurred and be continuing, repurchases by the Company of Common Stock of the Company from employees of the Company or any of its Subsidiaries or their authorized representatives upon the death, disability or termination of employment of such employees, in an aggregate amount not to exceed $500,000 in any calendar year;

    (5) the declaration or payment by the Company of any dividend or distribution that is necessary to maintain its status as a REIT under the Code if:

        (a) the Consolidated Fixed Charge Coverage Ratio of the Company is greater than 2.0 to 1.0; and

        (b) no Default or Event of Default shall have occurred and be continuing;

    (6) the payment of any dividend on Preferred Stock of the Company; and

    (7) Restricted Payments in an amount not to exceed $75.0 million.

    In determining the aggregate amount of Restricted Payments made subsequent to the Measurement Date in accordance with clause (iii) of the immediately preceding paragraph, amounts expended pursuant to clauses (1), (2) (ii), 3
(ii) (a), (4), (5) and (7) shall be included in such calculation.

    LIMITATION ON DIVIDEND AND OTHER PAYMENT RESTRICTIONS AFFECTING SUBSIDIARIES. The Company will not, and will not cause or permit any of its Subsidiaries to, directly or indirectly, create or otherwise cause or permit to exist or become effective any encumbrance or restriction on the ability of any Subsidiary of the Company to:

    (1) pay dividends or make any other distributions on or in respect of its Capital Stock;

    (2) make loans or advances or to pay any Indebtedness or other obligation owed to the Company or any other Subsidiary of the Company; or

    (3) transfer any of its property or assets to the Company or any other Subsidiary of the Company,

    except for such encumbrances or restrictions existing under or by reason of:

        (a) applicable law;

        (b) the Indenture;

        (c) customary non-assignment provisions of any contract or any lease governing a leasehold interest of any Subsidiary of the Company;

        (d) any instrument governing Acquired Indebtedness, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person or the properties or assets of the Person so acquired;

        (e) agreements existing on the Measurement Date to the extent and in the manner such agreements are in effect on the Measurement Date;

         (f) provisions of any agreement governing Indebtedness incurred in accordance with the Indenture that impose such encumbrances or restrictions upon the occurrence of a default or failure to meet financial covenants or conditions under the agreement;

        (g) restrictions on the transfer of assets (other than cash) held in a Subsidiary of the Company imposed under any agreement governing Indebtedness incurred in accordance with the Indenture;

        (h) provisions of any agreement governing Indebtedness incurred in accordance with the Indenture that require a Subsidiary to service its debt obligations before making dividends, distributions or advancements in respect of its Capital Stock;

         (i) an agreement governing Indebtedness incurred to Refinance the Indebtedness issued, assumed or incurred pursuant to an agreement referred to in clause (b), (d) or (e) above; PROVIDED, HOWEVER, that the provisions relating to such encumbrance or restriction contained in any such Indebtedness are not materially less favorable to the Company in any material respect as determined by the Board of Directors of the Company in their reasonable and good faith judgment than the provisions relating to such encumbrance or restriction contained in agreements referred to in such clause (b), (d) or (e).

    LIMITATION ON PREFERRED STOCK OF SUBSIDIARIES. The Company will not permit any of its Subsidiaries to issue any Preferred Stock (other than to the Company or to a Wholly Owned Subsidiary of the Company) or permit any Person (other than the Company or a Wholly Owned Subsidiary of the Company) to own any Preferred Stock of any Subsidiary of the Company, other than Preferred Stock outstanding on the Measurement Date of Subsidiaries formed to facilitate maintaining the Company's REIT status.

    LIMITATION ON LIENS. The Company will not, and will not cause or permit any of its Subsidiaries to, directly or indirectly, create, incur, assume or permit or suffer to exist any Liens of any kind on the assets of the Company securing Indebtedness of the Company unless:

    (1) in the case of Liens securing Indebtedness of the Company that is expressly subordinate or junior in right of payment to the Notes, the Notes are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens; and

    (2) in all other cases, the Notes are equally and ratably secured except for:

        (a) Liens existing as of the Measurement Date to the extent and in the manner such Liens are in effect on the Measurement Date;

        (b) Liens securing the Notes;

        (c) Liens securing Refinancing Indebtedness that is incurred to Refinance any Indebtedness that has been secured by a Lien permitted under the Indenture and that has been incurred in accordance with the provisions of the Indenture; PROVIDED, HOWEVER, that such Liens: (i) are no less favorable to the Holders than the Liens in respect of the Indebtedness being Refinanced; and (ii) do not extend to or cover any property or assets of the Company not securing the Indebtedness so Refinanced; and

        (d) Permitted Liens.

    MAINTENANCE OF TOTAL UNENCUMBERED ASSETS. The Company and its Subsidiaries will maintain Total Unencumbered Assets of not less than 125% of the aggregate outstanding principal amount of the Unsecured Indebtedness of the Company and its Subsidiaries, in each case on a consolidated basis.

    MERGER, CONSOLIDATION AND SALE OF ASSETS. The Company will not, in a single transaction or series of related transactions, consolidate or merge with or into any Person, or sell, assign, transfer, lease, convey or otherwise dispose of (or cause or permit any Subsidiary of the Company to sell, assign, transfer, lease, convey or otherwise dispose of) all or substantially all of the Company's assets (determined on a consolidated basis for the Company and the Company's Subsidiaries) whether as an entirety or substantially as an entirety to any Person unless:

    (1) either:

        (a) the Company shall be the surviving or continuing corporation; or

        (b) the Person (if other than the Company) formed by such consolidation or into which the Company is merged or the Person which acquires by sale, assignment, transfer, lease, conveyance or other disposition the properties and assets of the Company and of the Company's Subsidiaries substantially as an entirety (the "Surviving Entity"):

         (i) shall be a corporation organized and validly existing under the laws of the United States or any State thereof or the District of Columbia; and

        (ii) shall expressly assume, by supplemental indenture (in form and substance satisfactory to the Trustee), executed and delivered to the Trustee, the due and punctual payment of the principal of, and premium, if any, and interest on all of the Notes and the performance of every covenant of the Notes and the Indenture on the part of the Company to be performed or observed;

    (2) immediately after giving effect to such transaction and the assumption contemplated by clause (1)(b)(ii) above (including giving effect to any Indebtedness and Acquired Indebtedness incurred or anticipated to be incurred in connection with or in respect of such transaction), the Company or such Surviving Entity, as the case may be: (a) shall have a Consolidated Net Worth equal to or greater than the Consolidated Net Worth of the Company immediately prior to such transaction; and (b) shall be able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the "--Limitation on Incurrence of Additional Indebtedness" covenant; PROVIDED, HOWEVER, that this clause (2) shall not apply in the event of a transaction between the Company and TriNet;

    (3) immediately before and immediately after giving effect to such transaction and the assumption contemplated by clause (1)(b)(ii) above (including, without limitation, giving effect to any Indebtedness and Acquired Indebtedness incurred or anticipated to be incurred and any Lien granted in connection with or in respect of the transaction), no Default or Event of Default shall have occurred or be continuing; and

    (4) the Company or the Surviving Entity shall have delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that such consolidation, merger, sale, assignment, transfer, lease, conveyance or other disposition and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture comply with the applicable provisions of the Indenture and that all conditions precedent in the Indenture relating to such transaction have been satisfied.

    For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Subsidiaries of the Company the Capital Stock of which constitutes all or substantially all of the properties and assets of the Company, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

    The Indenture will provide that upon any consolidation or merger or any transfer, lease, conveyance or other disposition of all or substantially all of the assets of the Company in accordance with the foregoing, in which the Company is not the continuing corporation, the successor Person formed by such consolidation or into which the Company is merged or to which such transfer, lease, conveyance or other disposition is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture and the Notes with the same effect as if such surviving entity had been named as such.

    LIMITATIONS ON TRANSACTIONS WITH AFFILIATES. The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, enter into or permit to exist any transaction or series of related transactions (including, without limitation, the purchase, sale, lease or exchange of any property or the rendering of any service) with, or for the benefit of, any of its Affiliates (each an "Affiliate Transaction"), other than: (1) Affiliate Transactions permitted as described below; and (2) Affiliate Transactions on terms that are no less favorable than those that might reasonably have been obtained in a comparable transaction at such time on an arm's-length basis from a Person that is not an Affiliate of the Company or such Subsidiary.

    All Affiliate Transactions (and each series of related Affiliate Transactions which are similar or part of a common plan) involving aggregate payments or other property with a fair market value in excess of $5.0 million shall be approved by the Board of Directors of the Company or such Subsidiary, as the case may be, such approval to be evidenced by a Board Resolution stating that such Board of Directors has determined that such transaction complies with the foregoing provisions. If the Company or any Subsidiary of the Company enters into an Affiliate Transaction (or a series of related Affiliate Transactions related to a common plan) that involves an aggregate fair market value of more than $10.0 million, the Company or such Subsidiary, as the case may be, shall, prior to the consummation thereof, obtain a favorable opinion as to the fairness of such transaction or series of related transactions to the Company or the relevant Subsidiary, as the case may be, from a financial point of view, from an Independent Financial Advisor and file the same with the Trustee.

    The restrictions set forth in the first paragraph of this covenant shall not apply to:

        (1) reasonable fees and compensation paid to and indemnity provided on behalf of, officers, directors, employees or consultants of the Company or any Subsidiary of the Company as determined in good faith by the Company's Board of Directors or senior management;

        (2) transactions exclusively between or among the Company and any of its Subsidiaries or exclusively between or among such Subsidiaries in the ordinary course of business, provided such transactions are not otherwise prohibited by the Indenture;

        (3) transactions between the Company or one of its Subsidiaries and any Person in which the Company or one of its Subsidiaries has made an Investment in the ordinary course of the Company's real estate lending business and such Person is an Affiliate solely because of such Investment;

        (4) transactions between the Company or one of its Subsidiaries and any Person in which the Company or one of its Subsidiaries holds an interest as a joint venture partner and such Person is an Affiliate solely because of such interest;

        (5) any agreement as in effect as of the Measurement Date or any amendment thereto or any transaction contemplated thereby (including pursuant to any amendment thereto) in any replacement agreement thereto so long as any such amendment or replacement agreement is not more disadvantageous to the Holders in any material respect than the original agreement as in effect on the Measurement Date; and

        (6) Restricted Payments permitted by the Indenture.

    LIMITATION OF GUARANTEES BY SUBSIDIARIES. The Company will not permit any of its Subsidiaries, directly or indirectly, by way of the pledge of any intercompany note or otherwise, to assume, guarantee or in any other manner become liable with respect to any Indebtedness of the Company, unless, in any such case:

        (1) such Subsidiary executes and delivers a supplemental indenture to the Indenture, providing a guarantee of payment of the Notes by such Subsidiary; and

        (2) if such assumption, guarantee or other liability of such Subsidiary is provided in respect of Indebtedness that is expressly subordinated to the Notes, the guarantee or other instrument provided by such Subsidiary in respect of such subordinated Indebtedness shall be subordinated to the Guarantee pursuant to subordination provisions no less favorable to the Holders of the Notes than those contained in the Indenture.

    Notwithstanding the foregoing, any such Guarantee by a Subsidiary of the Notes shall provide by its terms that it shall be automatically and unconditionally released and discharged, without any further action required on the part of the Trustee or any Holder, upon:

        (1) the unconditional release of such Subsidiary from its liability in respect of the Indebtedness in connection with which such Guarantee was executed and delivered pursuant to the preceding paragraph; or

        (2) any sale or other disposition (by merger or otherwise) to any Person that is not a Subsidiary of the Company of all of the Company's Capital Stock in, or all or substantially all of the assets of, such Subsidiary; PROVIDED that: (a) such sale or disposition of such Capital Stock or assets is otherwise in compliance with the terms of the Indenture; and (b) such assumption, guarantee or other liability of such Subsidiary has been released by the holders of the other Indebtedness so guaranteed.

    CONDUCT OF BUSINESS. The Company and its Subsidiaries will engage primarily in the financing and real-estate related businesses contemplated by
Article III(b) of the Company's Amended and Restated Charter as in effect on the Measurement Date and other activities related to or arising out of those activities.

    REPORTS TO HOLDERS. Whether or not required by the rules and regulations of the Commission, so long as any Notes are outstanding, the Company will furnish the Holders of Notes:

        (1) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" that describes the financial condition and results of operations of the Company and its consolidated Subsidiaries (showing in reasonable detail, either on the face of the financial statements or in the footnotes thereto and in Management's Discussion and Analysis of Financial Condition and Results of Operations, the financial condition and results of operations of the Company and its Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company, if any) and, with respect to the annual information only, a report thereon by the Company's certified independent accounts; and

        (2) all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports, in each case within the time periods specified in the Commission's rules and regulations.

    In addition, whether or not required by the rules and regulations of the Commission, the Company will file a copy of all such information and reports with the Commission for public availability within the time periods specified in the Commission's rules and regulations (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, the Company has agreed that, for so long as any Notes remain outstanding, it will furnish to the Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

EVENTS OF DEFAULT

    The following events are defined in the Indenture as "Events of Default":

        (1) the failure to pay interest on any Notes when the same becomes due and payable and the default continues for a period of 30 days;

        (2) the failure to pay the principal on any Notes, when such principal becomes due and payable, at maturity, upon redemption or otherwise (including the failure to make a payment to purchase Notes tendered pursuant to a Change of Control Offer);

        (3) a default in the observance or performance of any other covenant or agreement contained in the Indenture and such default continues for a period of 30 days after the Company receives written notice specifying the default (and demanding that such default be remedied) from the Trustee or the Holders of at least 25% of the outstanding principal amount of the Notes (except in the case of a default with respect to the "Merger, Consolidation and Sale of Assets" covenant, which will constitute an Event of Default with such notice requirement but without such passage of time requirement);

        (4) the failure to pay at final maturity (giving effect to any applicable grace periods and any extensions thereof) the principal amount of any Indebtedness (other than Non-Recourse Indebtedness) of the Company or any Subsidiary of the Company, or the acceleration of the final stated maturity of any such Indebtedness (which acceleration is not rescinded, annulled or otherwise cured within 20 days of receipt by the Company or such Subsidiary of notice of any such acceleration) if the aggregate principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at final maturity or which has been accelerated, aggregates $20.0 million or more at any time;

        (5) one or more judgments in an aggregate amount in excess of $20.0 million shall have been rendered against the Company or any of its Subsidiaries and such judgments remain undischarged, unpaid or unstayed for a period of 60 days after such judgment or judgments become final and non-appealable (other than any judgments as to which, and only to the extent, a reputable insurance company has acknowledged coverage of such judgments in writing); or

        (6) certain events of bankruptcy affecting the Company or any of its Significant Subsidiaries.

    If an Event of Default (other than an Event of Default specified in clause (6) above with respect to the Company) shall occur and be continuing, the Trustee or the Holders of at least

25% in principal amount of outstanding Notes may declare the principal of and accrued interest on all the Notes to be due and payable by notice in writing to the Company and the Trustee specifying the respective Event of Default and that it is a "notice of acceleration" (the "Acceleration Notice"), and the same shall become immediately due and payable.

    If an Event of Default specified in clause (6) above with respect to the Company occurs and is continuing, then all unpaid principal of, and premium, if any, and accrued and unpaid interest on all of the outstanding Notes shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.

    The Indenture will provide that, at any time after a declaration of acceleration with respect to the Notes as described in the preceding paragraph, the Holders of a majority in principal amount of the Notes may rescind and cancel such declaration and its consequences:

        (1) if the rescission would not conflict with any judgment or decree;

        (2) if all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of the acceleration;

        (3) to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid;

        (4) if the Company has paid the Trustee its reasonable compensation and reimbursed the Trustee for its expenses, disbursements and advances; and

        (5) in the event of the cure or waiver of an Event of Default of the type described in clause (6) of the description above of Events of Default, the Trustee shall have received an officers' certificate and an opinion of counsel that such Event of Default has been cured or waived. No such rescission shall affect any subsequent Default or impair any right consequent thereto.

    The Holders of a majority in principal amount of the Notes may waive any existing Default or Event of Default under the Indenture, and its consequences, except a default in the payment of the principal of or interest on any Notes.

    Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture and under the TIA. Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the Holders, unless such Holders have offered to the Trustee reasonable indemnity. Subject to all provisions of the Indenture and applicable law, the Holders of a majority in aggregate principal amount of the then outstanding Notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

    Under the Indenture, the Company is required to provide an officers' certificate to the Trustee promptly upon any such officer obtaining knowledge of any Default or Event of Default (PROVIDED that such officers shall provide such certification at least annually whether or not they know of any Default or Event of Default) that has occurred and, if applicable, describe such Default or Event of Default and the status thereof.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

    The Company may, at its option and at any time, elect to have its obligations discharged with respect to the outstanding Notes ("Legal Defeasance"). Such Legal Defeasance means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding Notes, except for:

        (1) the rights of Holders to receive payments in respect of the principal of, premium, if any, and interest on the Notes when such payments are due;

        (2) the Company's obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payments;

        (3) the rights, powers, trust, duties and immunities of the Trustee and the Company's obligations in connection therewith; and

        (4) the Legal Defeasance provisions of the Indenture.

    In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, reorganization and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the Notes.

    In order to exercise either Legal Defeasance or Covenant Defeasance:

        (1) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders cash in U.S. dollars, non-callable U.S. government obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the Notes on the stated date for payment thereof or on the applicable redemption date, as the case may be;

        (2) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that:

           (a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling; or

           (b) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

        (3) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

        (4) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit;

        (5) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under the Indenture or any other material agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

        (6) the Company shall have delivered to the Trustee an officers' certificate stating that the deposit was not made by the Company with the intent of preferring the Holders over any other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding any other creditors of the Company or others;

        (7) the Company shall have delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with;

        (8) the Company shall have delivered to the Trustee an opinion of counsel to the effect that, assuming no intervening bankruptcy of the Company between the date of deposit and the 91st day following the date of deposit and that no Holder is an insider of the Company, after the 91st day following the date of deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; and

        (9) certain other customary conditions precedent are satisfied.

    Notwithstanding the foregoing, the opinion of counsel required by clause (2) above with respect to a Legal Defeasance need not be delivered if all Notes not theretofore delivered to the Trustee for cancellation (1) have become due and payable or (2) will become due and payable on the maturity date within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company.

SATISFACTION AND DISCHARGE

    The Indenture will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all outstanding Notes when:

        (1) either:

           (a) all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation; or

           (b) all Notes not theretofore delivered to the Trustee for cancellation have become due and payable and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Notes to the date of deposit together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

        (2) the Company has paid all other sums payable under the Indenture by the Company; and

        (3) the Company has delivered to the Trustee an officers' certificate and an opinion of counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

MODIFICATION OF THE INDENTURE

    From time to time, the Company and the Trustee, without the consent of the Holders, may amend the Indenture for certain specified purposes, including curing ambiguities, defects or inconsistencies, so long as such change does not, in the opinion of the Trustee, adversely affect the rights of any of the Holders in any material respect. In formulating its opinion on such matters, the Trustee will be entitled to rely on such evidence as it deems appropriate, including, without limitation, solely on an opinion of counsel. Other modifications and amendments of the Indenture may be made with the consent of the Holders of a majority in principal amount of the then outstanding Notes issued under the Indenture, except that, without the consent of each Holder affected thereby, no amendment may:

        (1) reduce the amount of Notes whose Holders must consent to an amendment;

        (2) reduce the rate of or change or have the effect of changing the time for payment of interest, including defaulted interest, on any Notes;

        (3) reduce the principal of or change or have the effect of changing the fixed maturity of any Notes, or change the date on which any Notes may be subject to redemption or reduce the redemption price therefor;

        (4) make any Notes payable in money other than that stated in the Notes;

        (5) make any change in provisions of the Indenture protecting the right of each Holder to receive payment of principal of and interest on such Note on or after the due date thereof or to bring suit to enforce such payment, or permitting Holders of a majority in principal amount of Notes to waive Defaults or Events of Default;

        (6) after the Company's obligation to purchase Notes arises thereunder, amend, change or modify in any material respect the obligation of the Company to make and consummate a Change of Control Offer in the event of a Change of Control or make and consummate a Net Proceeds Offer with respect to any Asset Sale that has been consummated or, after such Change of Control has occurred or such Asset Sale has been consummated, modify any of the provisions or definitions with respect thereto; or

        (7) modify or change any provision of the Indenture or the related definitions affecting the subordination or ranking of the Notes in a manner which adversely affects the Holders.

GOVERNING LAW

    The Indenture will provide that it and the Notes will be governed by, and construed in accordance with, the laws of the State of New York but without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

THE TRUSTEE

    The Indenture will provide that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in it by the Indenture, and use the same degree of care and skill in its exercise as a prudent man would exercise or use under the circumstances in the conduct of his own affairs.

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    The Indenture and the provisions of the TIA contain certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payments of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. Subject to the TIA, the Trustee will be permitted to engage in other transactions; PROVIDED that if the Trustee acquires any conflicting interest as described in the TIA, it must eliminate such conflict or resign.

CERTAIN DEFINITIONS

    Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided.

    "ACQUIRED INDEBTEDNESS" means Indebtedness of a Person or any of its Subsidiaries existing at the time such Person becomes a Subsidiary of the Company or at the time it merges or consolidates with the Company or any of its Subsidiaries or assumed in connection with the acquisition of assets from such Person and in each case whether or not incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Subsidiary of the Company or such acquisition, merger or consolidation.

    "AFFILIATE" means, with respect to any specified Person, any other Person who directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified Person. The term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative of the foregoing.

    "ASSET ACQUISITION" means: (1) an Investment by the Company or any Subsidiary of the Company in any other Person pursuant to which such Person shall become a Subsidiary of the Company or any Subsidiary of the Company, or shall be merged with or into the Company or any Subsidiary of the Company; or
(2) the acquisition by the Company or any Subsidiary of the Company of the assets of any Person (other than a Subsidiary of the Company) that constitute all or substantially all of the assets of such Person or comprises any division or line of business of such Person or any other properties or assets of such Person other than in the ordinary course of business.

    "ASSET SALE" means any direct or indirect sale, issuance, conveyance, transfer, lease (other than operating leases entered into in the ordinary course of business), assignment or other transfer for value by us or any of our Subsidiaries (including any sale and leaseback transaction) to any Person other than us or our Wholly Owned Subsidiaries of:

        (1) any Capital Stock of any of our Subsidiaries; or

        (2) any of our or our Subsidiaries' other property or assets other than sales of loan-related assets made in the ordinary course of the Company's real estate lending business and other asset sales made in the ordinary course of the Company's business.

    "BOARD OF DIRECTORS" means, as to any Person, the board of directors of such Person or any duly authorized committee thereof.

    "BOARD RESOLUTION" means, with respect to any Person, a copy of a resolution certified by the Secretary or an Assistant Secretary of such Person to have been duly adopted by the Board of Directors of such Person and to be in full force and effect on the date of such certification, and delivered to the Trustee.

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    "CAPITALIZED LEASE OBLIGATION" means, as to any Person, the obligations of such Person under a lease that are required to be classified and accounted for as capital lease obligations under GAAP and, for purposes of this definition, the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with GAAP.

    "CAPITAL STOCK" means:

        (1) with respect to any Person that is a corporation, any and all shares, interests, participations or other equivalents (however designated and whether or not voting) of corporate stock, including each class of Common Stock and Preferred Stock of such Person; and

        (2) with respect to any Person that is not a corporation, any and all partnership, membership or other equity interests of such Person.

    "CASH EQUIVALENTS" means:

        (1) marketable direct obligations issued by, or unconditionally guaranteed by, the United States Government or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing within one year from the date of acquisition thereof;

        (2) marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either Standard & Poor's Ratings Group ("S&P") or Moody's Investors Service, Inc. ("Moody's");

        (3) commercial paper maturing no more than one year from the date of creation thereof and, at the time of acquisition, having a rating of at least A-1 from S&P or at least P-1 from Moody's;

        (4) certificates of deposit or bankers' acceptances maturing within one year from the date of acquisition thereof issued by any bank organized under the laws of the United States of America or any state thereof or the District of Columbia or any U.S. branch of a foreign bank having at the date of acquisition thereof combined capital and surplus of not less than $250.0 million;

        (5) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (1) above entered into with any bank meeting the qualifications specified in clause (4) above; and

        (6) investments in money market funds that invest substantially all their assets in securities of the types described in clauses (1) through
    (5) above.

    "CHANGE OF CONTROL" means the occurrence of one or more of the following events:

        (1) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company to any Person or group of related Persons for purposes of
    Section 13(d) of the Exchange Act (a "Group"), together with any Affiliates thereof (whether or not otherwise in compliance with the provisions of the Indenture) other than to the Permitted Holders;

        (2) the approval by the holders of Capital Stock of the Company of any plan or proposal for the liquidation or dissolution of the Company (whether or not otherwise in compliance with the provisions of the Indenture);

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        (3)  any Person or Group (other than the Permitted Holders) shall become the owner, directly or indirectly, beneficially or of record, of shares representing more than 50% of the aggregate ordinary voting power represented by the issued and outstanding Capital Stock of the Company; PROVIDED, HOWEVER, that no Change of Control shall be deemed to have occurred as a result of the sale or transfer by the Permitted Holders of shares of Capital Stock of the Company representing more than 50% of the aggregate ordinary voting power represented by the issued and outstanding Capital Stock of the Company to a Person or Group, whether in one transaction or a series of related transactions, that has an investment grade senior unsecured credit rating from both of Moody's and S&P and the Company's senior unsecured ratings from Moody's and S&P are the same or better immediately following such sale or transfer as before such sale or transfer; or

        (4) the replacement of a majority of the Board of Directors of the Company over a two-year period from the directors who constituted the Board of Directors of the Company at the beginning of such period, and such replacement shall not have been approved by a vote of at least a majority of the Board of Directors of the Company then still in office who either were members of such Board of Directors at the beginning of such period or whose election as a member of such Board of Directors was previously so approved.

    "COMMON STOCK" of any Person means any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or non-voting) of such Person's common stock, whether outstanding on the Measurement Date or issued after the Measurement Date, and includes, without limitation, all series and classes of such common stock.

    "CONSOLIDATED ADJUSTED EARNINGS" with respect to any Person, for any period, means the Consolidated Net Income, less dividend payments on Preferred Stock, plus depreciation and amortization (including the Company's share of joint venture depreciation and amortization).

    "CONSOLIDATED EBITDA" means, with respect to any Person, for any period, the sum (without duplication) of:

        (1)  Consolidated Net Income; and

        (2)  to the extent Consolidated Net Income has been reduced thereby:

           (a) all income taxes of such Person and its Subsidiaries paid or accrued in accordance with GAAP for such period (other than income taxes attributable to extraordinary gains or losses and direct impairment charges or the reversal of such charges on the Company's assets);

           (b)  Consolidated Interest Expense; and

           (c)  depreciation and amortization;

all as determined on a consolidated basis for such Person and its Subsidiaries in accordance with GAAP.

    "CONSOLIDATED FIXED CHARGE COVERAGE RATIO" means, with respect to any Person, the ratio of Consolidated EBITDA of such Person during the four full fiscal quarters (the "Four Quarter Period") ending prior to the date of the transaction giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio for which financial statements are available (the "Transaction Date") to Consolidated Fixed Charges of such Person for the Four Quarter Period. In addition to and without limitation of the foregoing, for purposes of this definition, "Consolidated

                                      S-62
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EBITDA" and "Consolidated Fixed Charges" shall be calculated after giving effect on a pro forma basis for the period of such calculation to:

        (1) the incurrence or repayment of any Indebtedness of such Person or any of its Subsidiaries (and the application of the proceeds thereof) giving rise to the need to make such calculation and any incurrence or repayment of other Indebtedness (and the application of the proceeds thereof), other than the incurrence or repayment of Indebtedness in the ordinary course of business for working capital purposes pursuant to working capital facilities, occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such incurrence or repayment, as the case may be (and the application of the proceeds thereof), occurred on the first day of the Four Quarter Period; and

        (2) any asset sales or other dispositions or any asset originations, asset purchases, Investments and Asset Acquisitions (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of such Person or one of its Subsidiaries (including any Person who becomes a Subsidiary as a result of the Asset Acquisition) incurring, assuming or otherwise being liable for Acquired Indebtedness and also including any Consolidated EBITDA (including any pro forma expense and cost reductions calculated on a basis consistent with Regulation S-X under the Exchange Act) attributable to the assets which are originated or purchased, the Investments that are made and the assets that are the subject of the Asset Acquisition or asset sale or other disposition during the Four Quarter Period) occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such asset sale or other disposition or asset origination, asset purchase, Investment or Asset Acquisition (including the incurrence, assumption or liability for any such Acquired Indebtedness) occurred on the first day of the Four Quarter Period. If such Person or any of its Subsidiaries directly or indirectly guarantees Indebtedness of a third Person, the preceding sentence shall give effect to the incurrence of such guaranteed Indebtedness as if such Person or any Subsidiary of such Person had directly incurred or otherwise assumed such guaranteed Indebtedness.

    "CONSOLIDATED FIXED CHARGES" means, with respect to any Person for any period, the sum, without duplication, of:

        (1)  Consolidated Interest Expense; plus

        (2) the amount of all dividend payments on any series of Preferred Stock of such Person and, to the extent permitted under the Indenture, its Subsidiaries (other than dividends paid in Qualified Capital Stock) paid, accrued or scheduled to be paid or accrued during such period.

    "CONSOLIDATED INTEREST EXPENSE" means, with respect to any Person for any period, the sum of, without duplication:

        (1) the aggregate of the interest expense of such Person and its Subsidiaries for such period determined on a consolidated basis in accordance with GAAP, including without limitation: (a) any amortization of debt discount; (b) the net costs under Interest Swap Obligations; (c) all capitalized interest; and (d) the interest portion of any deferred payment obligation; and

        (2) to the extent not already included in clause (1), the interest component of Capitalized Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such

                                      S-63
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    Person and its Subsidiaries during such period as determined on a consolidated basis in accordance with GAAP.

    "CONSOLIDATED NET INCOME" means, with respect to any Person, for any period, the aggregate net income (or loss) of such Person and its Subsidiaries before the payment of dividends on Preferred Stock for such period on a consolidated basis, determined in accordance with GAAP; PROVIDED that there shall be excluded therefrom:

        (1) after-tax gains and losses from Asset Sales or abandonments or reserves relating thereto (including gains and losses from the sale of corporate tenant lease assets);

        (2) after-tax items classified as extraordinary gains or losses and direct impairment charges or the reversal of such charges on the Company's assets;

        (3) the net income of any Person acquired in a "pooling of interests" transaction accrued prior to the date it becomes a Subsidiary of the referent Person or is merged or consolidated with the referent Person or any Subsidiary of the referent Person;

        (4) the net income (but not loss) of any Subsidiary of the referent Person to the extent that the declaration of dividends or similar distributions by that Subsidiary of that income is restricted by a contract, operation of law or otherwise, except for such restrictions permitted by clauses (f), (g) and (h) of the "Limitation on Dividend and Other Payment Restrictions Affecting Subsidiaries" covenant, whether such permitted restrictions exist on the Measurement Date or are created thereafter;

        (5) the net income or loss of any other Person, other than a Consolidated Subsidiary of the referent Person, except:

           (a) to the extent (in the case of net income) of cash dividends or distributions paid to the referent Person, or to a Wholly Owned Subsidiary of the referent Person (other than a Subsidiary described in clause (4) above), by such other Person; or

           (b) that the referent Person's share of any net income or loss of such other Person under the equity method of accounting for Affiliates shall not be excluded;

        (6) any restoration to income of any contingency reserve of an extraordinary, nonrecurring or unusual nature, except to the extent that provision for such reserve was made out of Consolidated Net Income accrued at any time following the Measurement Date;

        (7) income or loss attributable to discontinued operations (including, without limitation, operations disposed of during such period whether or not such operations were classified as discontinued); and

        (8) in the case of a successor to the referent Person by consolidation or merger or as a transferee of the referent Person's assets, any earnings of the successor corporation prior to such consolidation, merger or transfer of assets.

    "CONSOLIDATED NET WORTH" of any Person means the consolidated stockholders' equity of such Person, as of the end of the last completed fiscal quarter ending on or prior to the date of the transaction giving rise to the need to calculate Consolidated Net Worth determined on a consolidated basis in accordance with GAAP, less (without duplication) amounts attributable to Disqualified Capital Stock of such Person and interests in such Person's Consolidated Subsidiaries not owned, directly or indirectly, by such Person.

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    "CONSOLIDATED SUBSIDIARY" means, with respect to any Person, a Subsidiary of such Person, the financial statements of which are consolidated with the financial statements of such Person in accordance with GAAP.

    "CURRENCY AGREEMENT" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect the Company or any Subsidiary of the Company against fluctuations in currency values.

    "DEFAULT" means an event or condition the occurrence of which is, or with the lapse of time or the giving of notice or both would be, an Event of Default.

    "DISQUALIFIED CAPITAL STOCK" means that portion of any Capital Stock that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder thereof), or upon the happening of any event (other than an event which would constitute a Change of Control), matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the sole option of the holder thereof (except, in each case, upon the occurrence of a Change of Control) on or prior to the final maturity date of the Notes.

    "EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended, or any successor statute or statutes thereto.

    "EXISTING CREDIT AGREEMENTS" mean: (1) the Credit Agreement dated as of
July 26, 2001, between the Company, the lenders party thereto in their capacities as lenders thereunder and Bank of America, N.A., as agent; (2) the Amended and Restated Credit Agreement dated as of December 28, 2000 between SFI II, Inc. and Greenwich Capital Markets, Inc., as lender; (3) the credit facility between Deutsche Bank AG, New York Branch, and iStar DB Seller LLC, dated as of January 11, 2001; (4) the credit facility, dated as of August 12, 1998, between Lehman Brothers Holdings, Inc. and SFT Whole Loan A, Inc.; and (5) the Master Repurchase Agreement dated September 30, 2002 between Goldman Sachs Mortgage Company and iStar Finance Sub V LLC in each case, together with the related documents thereto (including, without limitation, any security documents), in each case as such agreements may be amended (including any amendment and restatement thereof), supplemented or otherwise modified from time to time, including any agreement extending the maturity of, refinancing, replacing or otherwise restructuring (including increasing the amount of available borrowings thereunder (PROVIDED that such increase in borrowings is permitted by the "Limitation on Incurrence of Additional Indebtedness" covenant above) or adding Subsidiaries of the Company as additional borrowers or guarantors thereunder) all or any portion of the Indebtedness under such agreement or any successor or replacement agreement and whether by the same or any other agent, lender or group of lenders.

    "FAIR MARKET VALUE" means, with respect to any asset or property, the price which could be negotiated in an arm's-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair market value shall be determined by the Board of Directors of the Company acting reasonably and in good faith and shall be evidenced by a Board Resolution of the Board of Directors of the Company delivered to the Trustee.

    "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are in effect as of the Measurement Date.

                                      S-65
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    "GUARANTOR" means: each of the Company's Subsidiaries that in the future executes a supplemental indenture in which such Subsidiary agrees to be bound by the terms of the Indenture as a Guarantor; PROVIDED that any Person constituting a Guarantor as described above shall cease to constitute a Guarantor when its respective Guarantee is released in accordance with the terms of the Indenture.

    "INDEBTEDNESS" means with respect to any Person, without duplication:

        (1)  all Obligations of such Person for borrowed money;

        (2) all Obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

        (3)  all Capitalized Lease Obligations of such Person;

        (4) all Obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all Obligations under any title retention agreement (but excluding trade accounts payable and other accrued liabilities arising in the ordinary course of business that are not overdue by 90 days or more or are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted);

        (5) all Obligations for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction;

        (6) guarantees and other contingent obligations in respect of Indebtedness referred to in clauses (1) through (5) above and clause (8) below;

        (7) all Obligations of any other Person of the type referred to in clauses (1) through (6) above which are secured by any lien on any property or asset of such Person, the amount of such Obligation being deemed to be the lesser of the fair market value of such property or asset and the amount of the Obligation so secured;

        (8) all Obligations under Currency Agreements and Interest Swap Obligations of such Person; and

        (9) all Disqualified Capital Stock issued by such Person with the amount of Indebtedness represented by such Disqualified Capital Stock being equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price, but excluding accrued dividends, if any.

    For purposes hereof, the "maximum fixed repurchase price" of any Disqualified Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Capital Stock as if such Disqualified Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Capital Stock, such fair market value shall be determined reasonably and in good faith by the Board of Directors of the issuer of such Disqualified Capital Stock.

    "INDEPENDENT FINANCIAL ADVISOR" means a firm: (1) that does not, and whose directors, officers and employees or Affiliates do not, have a direct or indirect financial interest in the Company; and (2) that, in the judgment of the Board of Directors of the Company, is otherwise independent and qualified to perform the task for which it is to be engaged.

    "INTEREST SWAP OBLIGATIONS" means the obligations of any Person pursuant to any arrangement with any other Person, whereby, directly or indirectly, such Person is entitled to

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receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such other Person calculated by applying a fixed or a floating rate of interest on the same notional amount and shall include, without limitation, interest rate swaps, caps, floors, collars and similar agreements.

    "INVESTMENT" means, with respect to any Person, any direct or indirect loan or other extension of credit (including, without limitation, a guarantee), or corporate tenant lease to or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition by such Person of any Capital Stock, bonds, notes, debentures or other securities or evidences or Indebtedness issued by, any Person. "Investment" shall exclude extensions of trade credit by us and our Subsidiaries on commercially reasonable terms in accordance with our or our Subsidiaries' normal trade practices, as the case may be.

    "INVESTMENT GRADE" means a rating of the Notes by both S&P and Moody's, each such rating being one of such agency's four highest generic rating categories that signifies investment grade (I.E. BBB- (or the equivalent) or higher by S&P and Baa3 (or the equivalent) or higher by Moody's); PROVIDED, in each case, such ratings are publicly available; PROVIDED, FURTHER, that in the event Moody's or S&P is no longer in existence for purposes of determining whether the Notes are rated "Investment Grade," such organization may be replaced by a nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) designated by the Company, notice of which shall be given to the Trustee.

    "LIEN" means any lien, mortgage, deed of trust, pledge, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof and any agreement to give any security interest).

    "MEASUREMENT DATE" means August 16, 2001.

    "NON-RECOURSE INDEBTEDNESS" means any of our or any of our Subsidiaries' Indebtedness that is:

        (1) specifically advanced to finance the acquisition of investment assets and secured only by the assets to which such Indebtedness relates without recourse to the Company or any of its Subsidiaries (other than subject to such customary carve-out matters for which the Company or its Subsidiaries acts as a guarantor in connection with such Indebtedness, such as fraud, misappropriation and misapplication, unless, until and for so long as a claim for payment or performance has been made thereunder (which has not been satisfied) at which time the obligations with respect to any such customary carve-out shall not be considered Non-Recourse Indebtedness, to the extent that such claim is a liability of the Company for GAAP purposes);

        (2) advanced to any of our Subsidiaries or group of our Subsidiaries formed for the sole purpose of acquiring or holding investment assets against, which a loan is obtained that is made without recourse to, and with no cross-collateralization against our or any of the Company's Subsidiaries' other assets (other than subject to such customary carve-out matters for which the Company or its Subsidiaries acts as a guarantor in connection with such Indebtedness, such as fraud, misappropriation and misapplication, unless, until and for so long as a claim for payment or performance has been made thereunder (which has not been satisfied) at which time the obligations with respect to any such customary carve-out shall not be considered Non-Recourse Indebtedness, to the extent that such claim is a liability of the Company for GAAP purposes) and upon complete or partial liquidation of

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    which the loan must be correspondingly completely or partially repaid, as the case may be; or

        (3) specifically advanced to finance the acquisition of real property and secured by only the real property to which such Indebtedness relates without recourse to the Company or any of its Subsidiaries (other than subject to such customary carve-out matters for which the Company or its Subsidiaries acts as a guarantor in connection with such Indebtedness, such as fraud, misappropriation and misapplication, unless, until and for so long as a claim for payment or performance has been made thereunder (which has not been satisfied) at which time the obligations with respect to any such customary carve-out shall not be considered Non-Recourse Indebtedness, to the extent that such claim is a liability of the Company for GAAP purposes).

    "OBLIGATIONS" means all obligations for principal, premium, interest, penalties, fees, indemnification, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

    "PERMITTED HOLDER(S)" means SOFI-IV SMT Holdings, L.L.C., Starwood Capital Group, L.L.C. and each of their respective Affiliates.

    "PERMITTED INDEBTEDNESS" means, without duplication, each of the following:

        (1) Indebtedness under the Notes issued in this offering and under the Company's $350.0 million aggregate principal amount of 8 3/4% Senior Notes due 2008 that were issued on the Measurement Date;

        (2) Indebtedness incurred pursuant to the Existing Credit Agreements in an aggregate principal amount at any time outstanding not to exceed the maximum aggregate amount available under the Existing Credit Agreements in existence on the Measurement Date and as in effect on the Measurement Date reduced by any required permanent repayments (which are accompanied by a corresponding permanent commitment reduction) thereunder;

        (3) other Indebtedness of the Company and its Subsidiaries outstanding on the Measurement Date reduced by the amount of any scheduled amortization payments or mandatory prepayments when actually paid or permanent reductions thereon;

        (4) Interest Swap Obligations of the Company covering Indebtedness of the Company or any of its Subsidiaries and Interest Swap Obligations of any Subsidiary of the Company covering Indebtedness of such Subsidiary; PROVIDED, HOWEVER, that such Interest Swap Obligations are entered into to protect the Company and its Subsidiaries from fluctuations in interest rates on Indebtedness incurred in accordance with the Indenture to the extent the notional principal amount of such Interest Swap Obligation does not exceed the principal amount of the Indebtedness to which such Interest Swap Obligation relates;

        (5) Indebtedness under Currency Agreements; PROVIDED that in the case of Currency Agreements which relate to Indebtedness, such Currency Agreements do not increase the Indebtedness of the Company and its Subsidiaries outstanding other than as a result of fluctuations in foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder;

        (6) Indebtedness of a Subsidiary of the Company to the Company or to a Wholly Owned Subsidiary of the Company for so long as such Indebtedness is held by the Company or a Wholly Owned Subsidiary of the Company;

        (7) Indebtedness of the Company to a Wholly Owned Subsidiary of the Company for so long as such Indebtedness is held by a Wholly Owned Subsidiary of the Company, in each case subject to no Lien; PROVIDED that:
    (a) any Indebtedness of the Company to any Wholly Owned Subsidiary of the Company is unsecured and subordinated, pursuant to a written agreement, to the Company's obligations under the Indenture and the Notes; and (b) if as of any date any Person other than a Wholly Owned Subsidiary of the Company owns or holds any such Indebtedness or any Person holds a Lien in respect of such Indebtedness, such date shall be deemed the incurrence of Indebtedness not constituting Permitted Indebtedness by the Company;

        (8) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; PROVIDED, HOWEVER, that such Indebtedness is extinguished within two business days of incurrence;

        (9) Indebtedness of the Company or any of its Subsidiaries represented by letters of credit for the account of the Company or such Subsidiary, as the case may be, in order to provide security for workers' compensation claims, payment obligations in connection with self-insurance or similar requirements in the ordinary course of business;

        (10)  Refinancing Indebtedness; and

        (11) additional Indebtedness of the Company and its Subsidiaries in an aggregate principal amount not to exceed $15.0 million at any one time outstanding (which amount may, but need not, be incurred in whole or in part under the Existing Credit Agreements).

    For purposes of determining compliance with the "Limitation on Incurrence of Additional Indebtedness" covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness described in clauses (1) through (11) above or is entitled to be incurred pursuant to the second paragraph of such covenant, the Company shall, in its sole discretion, classify (or later reclassify) such item of Indebtedness in any manner that complies with this covenant. Accrual of interest, accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Capital Stock in the form of additional shares of the same class of Disqualified Capital Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Capital Stock for purposes of the "Limitations on Incurrence of Additional Indebtedness" covenant.

    "PERMITTED LIENS" means the following types of Liens:

        (1) Liens for taxes, assessments or governmental charges or claims either: (a) not delinquent; or (b) contested in good faith by appropriate proceedings and as to which the Company or its Subsidiaries shall have set aside on its books such reserves as may be required pursuant to GAAP;

        (2) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, suppliers, materialmen, repairmen and other Liens imposed by law incurred in the ordinary course of business for sums not yet delinquent or being contested in good faith, if such reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made in respect thereof;

        (3) Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security, including any Lien securing letters of credit issued in the ordinary course of business consistent with past practice in connection therewith, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money);

        (4) judgment Liens not giving rise to an Event of Default so long as such Lien is adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired;

        (5) easements, rights-of-way, zoning restrictions and other similar charges or encumbrances in respect of real property not interfering in any material respect with the ordinary conduct of the business of the Company or any of its Subsidiaries;

        (6) any interest or title of a lessor under any Capitalized Lease Obligation; PROVIDED that such Liens do not extend to any property or assets which is not leased property subject to such Capitalized Lease Obligation;

        (7) Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person's obligations in respect of bankers' acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

        (8) Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof;

        (9) Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual, or warranty requirements of the Company or any of its Subsidiaries, including rights of offset and set-off;

        (10) Liens securing Interest Swap Obligations which Interest Swap Obligations relate to Indebtedness that is otherwise permitted under the Indenture; and

        (11) Liens securing Indebtedness under Currency Agreements.

    "PERSON" means an individual, partnership, corporation, unincorporated organization, trust or joint venture, or a governmental agency or political subdivision thereof.

    "PREFERRED STOCK" of any Person means any Capital Stock of such Person that has preferential rights to any other Capital Stock of such Person with respect to dividends or redemptions or upon liquidation.

    "QUALIFIED CAPITAL STOCK" means any Capital Stock that is not Disqualified Capital Stock.

    "REFINANCE" means, in respect of any security or Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue a security or Indebtedness in exchange or replacement for, such security or Indebtedness in whole or in part. "Refinanced" and "Refinancing" shall have correlative meanings.

    "REFINANCING INDEBTEDNESS" means any Refinancing by the Company or any Subsidiary of the Company of Indebtedness incurred in accordance with the "Limitation on Incurrence of Additional Indebtedness" covenant (other than pursuant to clauses (2), (4), (5), (6), (7), (8), (9) or (11) of the definition of Permitted Indebtedness), in each case that does not:

        (1) result in an increase in the aggregate principal amount of Indebtedness of such Person as of the date of such proposed Refinancing (plus the amount of any premium required to be paid under the terms of the instrument governing such Indebtedness and plus the amount of reasonable expenses incurred by the Company in connection with such Refinancing); or

        (2) create Indebtedness with: (a) a Weighted Average Life to Maturity that is less than the Weighted Average Life to Maturity of the Indebtedness being Refinanced; or (b) a final maturity earlier than the final maturity of the Indebtedness being Refinanced; PROVIDED that (i) if such Indebtedness being Refinanced is Indebtedness of the Company, then such Refinancing Indebtedness shall be Indebtedness solely of the Company, and (ii) if such Indebtedness being Refinanced is subordinate or junior to the Notes, then such Refinancing Indebtedness shall be subordinate to the Notes at least to the same extent and in the same manner as the Indebtedness being Refinanced.

    "REIT" means Real Estate Investment Trust.

    "SECURED INDEBTEDNESS" means any Indebtedness secured by a Lien upon the property of the Company or any of its Subsidiaries.

    "SENIOR RECOURSE INDEBTEDNESS" means all Indebtedness of the Company and its Subsidiaries (other than Indebtedness that is Non-Recourse Indebtedness and other than Subordinated Indebtedness).

    "SIGNIFICANT SUBSIDIARY," with respect to any Person, means any Subsidiary of such Person that satisfies the criteria for a "significant subsidiary" set forth in Rule 1.02(w) of Regulation S-X under the Exchange Act.

    "SUBORDINATED INDEBTEDNESS" means all of our and our Subsidiaries' Indebtedness that expressly provides that such Indebtedness shall be subordinated in right of payment to any other Indebtedness and matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise, or is redeemable at the sole option of the holder thereof (except, in each case, upon the occurrence of a Change of Control) on or after the final maturity date of the Notes.

    "SUBSIDIARY," with respect to any Person, means:

        (1) any corporation of which the outstanding Capital Stock having at least a majority of the votes entitled to be cast in the election of directors under ordinary circumstances shall at the time be owned, directly or indirectly, by such Person; or

        (2) any other Person of which at least a majority of the voting interest under ordinary circumstances is at the time, directly or indirectly, owned by such Person.

    "TOTAL UNENCUMBERED ASSETS" as of any date means the sum of:

        (1) those Undepreciated Real Estate Assets not securing any portion of Secured Indebtedness; and

        (2) all other assets (but excluding intangibles and accounts receivable) of the Company and its Subsidiaries not securing any portion of Secured Indebtedness determined on a consolidated basis in accordance with GAAP.

    "UNDEPRECIATED REAL ESTATE ASSETS" means, as of any date, the cost (being the original cost to the Company or any of Subsidiaries plus capital improvements) of real estate assets of the Company and its Subsidiaries on such date, before depreciation and amortization of such real estate assets, determined on a consolidated basis in accordance with GAAP.

    "UNSECURED INDEBTEDNESS" means any Indebtedness of the Company or any of its Subsidiaries that is not Secured Indebtedness.

    "WEIGHTED AVERAGE LIFE TO MATURITY" means, when applied to any Indebtedness at any date, the number of years obtained by dividing: (1) the then outstanding aggregate principal amount of such Indebtedness into; (2) the sum of the total of the products obtained by multiplying (i) the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect thereof, by (ii) the number of years (calculated to the nearest one-twelfth) which will elapse between such date and the making of such payment.

    "WHOLLY OWNED SUBSIDIARY" of any Person means any Subsidiary of such Person of which all the outstanding voting securities (other than in the case of a foreign Subsidiary, directors' qualifying shares or an immaterial amount of shares required to be owned by other Persons pursuant to applicable law) are owned by such Person or any Wholly Owned Subsidiary of such Person.

                        FEDERAL INCOME TAX CONSEQUENCES

    The following discussion is a summary of certain United States federal income tax consequences expected to result from the purchase, ownership and disposition of the Notes by holders who acquire the Notes on original issue for cash and who hold the Notes as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Code. This summary is based upon current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury regulations, judicial authority and administrative rulings and practice, any of which may be altered with retroactive effect thereby changing the Federal tax consequences discussed below. There can be no assurance that the Internal Revenue Service (the "IRS") will not take a contrary view, and no ruling from the IRS has been or is expected to be sought.

    The United States federal income tax treatment of a holder of Notes may vary depending upon such holders particular situation. Certain holders (including, but not limited to, certain financial institutions, partnerships or other passthrough entities, insurance companies, broker-dealers, expatriates and persons holding the Notes as part of a "straddle," "hedge" or "conversion transaction") may be subject to special rules not discussed below.

    PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY FEDERAL, STATE, LOCAL, FOREIGN OR OTHER TAX LAWS OR TAX TREATIES.

    As used herein, the term "U.S. Holder" means a beneficial owner of Notes that is for United States federal income tax purposes:

    - a citizen or resident of the United States;

    - a corporation created or organized in or under the laws of the United States or of any political subdivision thereof;

    - an estate whose income is subject to United States federal income tax regardless of its source;

    - a trust, if both: (1) a court within the United States is able to exercise primary supervision over the administration of the trust; and (2) one or more United States persons have the authority to control all substantial decisions of the trust; or

    - certain trusts in existence on August 20, 1996, and treated as United States persons prior to such date, that elect to continue to be treated as United States persons.

    As used herein, the term "Non-U.S. Holder" means a beneficial owner of Notes that is, for United States federal tax purposes, either a nonresident alien or a corporation, estate or trust that is not a U.S. Holder.

U.S. HOLDERS

    PAYMENTS OF INTEREST. In general, interest on a Note will be taxable to a U.S. Holder as ordinary income at the time it accrues or is received, in accordance with the U.S. Holder's regular method of accounting for United States federal income tax purposes.

    SALE, RETIREMENT OR OTHER TAXABLE DISPOSITION. In general, a U.S. Holder of a Note will recognize gain or loss upon the sale, retirement or other taxable disposition of such Note in an amount equal to the difference between:

    - the amount of cash and the fair market value of property received in exchange therefor (except to the extent attributable to the payment of accrued interest not previously taken into income, which generally will be taxable to a U.S. Holder as ordinary income); and

    - the U.S. Holder's adjusted tax basis in such Note.

    A U.S. Holder's tax basis in a Note generally will be equal to the price paid for such Note. Capital gain recognized by a non-corporate U.S. Holder from the sale of a capital asset that has been held for more than 12 months generally will be subject to tax at a rate not to exceed 20%, whereas capital gain recognized by a non-corporate U.S. Holder from the sale of a capital asset held for 12 months or less generally will be subject to tax at ordinary income tax rates. Capital gain recognized by a corporate U.S. Holder will be subject to tax at the ordinary income tax rates applicable to corporations regardless of the corporation's holding period.

NON-U.S. HOLDERS

    A Non-U.S. Holder will not be subject to United States federal income or withholding tax on payments of premium (if any) or interest (including original issue discount, if any) on a Note if such payments are not effectively connected with the conduct of a U.S. trade or business, unless such Non-U.S. Holder owns directly, or by attribution, 10% or more of the total combined voting power of all classes of our stock entitled to vote or is a controlled foreign corporation related to us, in which case such interest will be subject to a 30% withholding tax (unless reduced or eliminated by an applicable treaty). To qualify for the exemption from taxation (or the elimination or reduction of the applicable withholding tax under a treaty), the last United States payor in the chain of payment prior to payment to a Non-U.S. Holder (the "Withholding Agent") must have received, before payment, a statement that:

    - is signed by the Non-U.S. Holder under penalties of perjury;

    - certifies that the Non-U.S. Holder is not a U.S. Holder; and

    - provides the name and address of the Non-U.S. Holder.

    The statement may be made on an IRS Form W-8BEN or a substantially similar form, and the Non-U.S. Holder must inform the Withholding Agent of any change in the information on the statement within 30 days of such change. If a Note is held through a securities clearing organization or certain other financial institutions, the beneficial owner of the Note must provide the above statement to such organization or institution and the organization or institution must provide to the Withholding Agent a certificate stating that such organization or institution has been provided with a valid IRS Form W-8BEN (or substantially similar form).

    In addition, a Non-U.S. Holder generally will not be subject to Federal income or withholding tax on any amount which constitutes gain upon retirement or disposition of a Note, unless the gain is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder or, in the case of a Non-U.S. Holder who is an individual, the Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met. Certain other exceptions may be applicable, and a Non-U.S. Holder should consult its tax advisor in this regard.

    If interest and other payments received by a Non-U.S. Holder with respect to the Notes (including proceeds from a sale, retirement or other disposition of the Notes) are effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States (or the Non-U.S. Holder is otherwise subject to United States federal income taxation on a net basis with respect to such holder's ownership of the Notes), such Non-U.S. Holder will generally be subject to the rules described above for a U.S. Holder (subject to any modification provided under an applicable income tax treaty). Such Non-U.S. Holder may also be subject to the "branch profits tax" if such holder is a corporation.

    A Note will not be includable in the estate of a Non-U.S. Holder who is an individual unless the individual owns directly, or by attribution, 10% or more of the total combined voting power of all classes of our stock entitled to vote or, at the time of such individual's death, payments in respect of the Note would have been effectively connected with the conduct by such individual of a trade or business in the United States.

BACKUP WITHHOLDING

    Certain non-corporate U.S. Holders may be subject to backup withholding on payments of principal and interest on, and the proceeds of the disposition of, the Notes, if the U.S. Holder:

    - fails to furnish on a properly completed IRS Form W-9 (or substantially similar form) its taxpayer identification number ("TIN"), which, for an individual, would be his or her Social Security number;

    - furnishes an incorrect TIN;

    - is notified by the IRS that it has failed to report payments of interest or dividends; or

    - under certain circumstances, fails to certify, under penalty of perjury, that it has furnished a correct TIN and has not been notified by the IRS that it is subject to backup withholding tax for failure to report interest or dividend payments.

    In addition, such payments of principal, interest and disposition proceeds to U.S. Holders will generally be subject to information reporting. U.S. Holders should consult their tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption, if applicable.

    We must report annually to the IRS and to each Non-U.S. Holder any interest on the Notes that is subject to withholding or that is exempt from U.S. withholding tax pursuant to a tax treaty or the "portfolio interest" exemption. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides.

    Backup withholding and other information reporting generally will not apply to payments of interest made to a Non-U.S. Holder of a Note who provides a properly completed IRS Form W-8BEN (or a substantially similar form) or otherwise establishes an exemption from backup withholding. Payments of principal or the proceeds of a disposition of the Notes by or through a United States office of a broker generally will be subject to backup withholding and information reporting unless the Non-U.S. Holder certifies its status as a Non-U.S. Holder under penalties of perjury (and certain other conditions are met) or otherwise establishes an exemption. Payments of principal or the proceeds of a disposition of the Notes by or through a foreign office of a United States broker or foreign broker with certain relationships to the United States generally will be subject to information reporting (but not backup withholding) unless the broker has documentary evidence in its records that the holder is not a U.S. person and certain other conditions are met or the holder otherwise establishes an exemption.

    Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner's Federal income tax liability provided the required information is furnished to the IRS.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in the underwriting agreement between us and Deutsche Bank Securities Inc., the underwriter will purchase from us the entire principal amount of Notes offered by us by this prospectus supplement.

    The table below sets forth the public offering price of the Notes, the proceeds (before expenses) and the underwriter's compensation:

                                                              PER NOTE       TOTAL
                                                              --------   -------------
Public Offering Price.......................................    100%     $150,000,000
Underwriting Discounts and Commissions(1)...................      0%     $          0
Proceeds (before expenses)..................................    100%     $150,000,000

------------

(1) Deutsche Bank Securities Inc. will receive a fee, described in detail below, in connection with their role in the remarketing and modification of certain notes of our leasing subsidiary.

    We estimate that our expenses for this offering will be approximately $570,000.

    The underwriting agreement provides that the obligations of the underwriter are subject to certain conditions precedent.

    We have been advised by the underwriter that the underwriter proposes to offer the Notes to the public at the public offering price set forth on the cover page of this prospectus supplement. After commencement of the offering, the offering price and other selling terms may be changed by the underwriter.

    The Notes are not listed on any securities exchange. The underwriter has advised us that it will act as a market-maker for the Notes. However, the underwriter is not obligated to do so and may discontinue any market-making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

    We have agreed to indemnify the underwriter and certain controlling persons against certain liabilities, including liabilities under the Securities Act.

    The underwriter has advised us that, pursuant to Regulation M under the Securities Exchange Act of 1934, as amended, certain persons participating in the offering may engage in transactions, including overallotment, stabilizing bids, syndicate covering transactions or the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of the Notes at a level above that which might otherwise prevail in the open market. Overallotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. A stabilizing bid is a bid for the purchase of Notes on behalf of the underwriter for the purpose of fixing or maintaining the price of the Notes. A syndicate covering transaction is the bid for or the purchase of Notes on behalf of the underwriter to reduce a short position incurred by the underwriter in connection with the offering. A penalty bid is an arrangement permitting the underwriter to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the Notes originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member. The underwriter is not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.

    The underwriter has advised us that it does not intend to confirm sales to any account over which it exercises discretionary authority.

    The underwriter and its predecessors and affiliates have from time to time provided, and expect to continue to provide, financial and advisory services to us for customary fees.

    On March 3, 2003, Deutsche Bank Securities Inc., acting in its capacity as remarketing agent, purchased all of the outstanding 6.75% Dealer Remarketable Securities of our leasing subsidiary for $125,000,000, and reset the coupon for the remaining term pursuant to the terms of those notes. Deutsche Bank Securities Inc. is acting as underwriter in this offering. Immediately following the purchase, the principal amount of the notes was increased to approximately $144.2 million and the interest rate was decreased from the previously reset coupon to reflect the current market value of the notes, and other terms of the notes were modified. We have agreed with Deutsche Bank Securities Inc. that it will retain approximately $145.5 million of net proceeds from the offering and tender to us the entire principal amount of these modified notes. We will then retire these modified notes. In addition, Deutsche Bank Securities Inc. will receive a fee equal to 5.0% of the principal amount of these modified notes in consideration of its willingness to act as the remarketing agent and to agree to modify the terms of such notes.

    It is expected that delivery of the Notes will be made against payment therefor on or about March 14, 2003, which is the third business day following the date of this prospectus supplement. We refer to this settlement cycle as "T+3." Purchasers of Notes should be aware that the ability to settle secondary market trades of the Notes effected on the date of pricing and the succeeding business days may be affected by the T+3 settlement.

                                 LEGAL MATTERS

    The legality of the Notes offered by this prospectus supplement and the accompanying prospectus will be passed upon for us by Clifford Chance US LLP, New York, New York. Certain legal matters relating to this offering will be passed upon for the underwriter by Cahill Gordon & Reindel, New York, New York. Clifford Chance US LLP will rely upon the opinion of Ballard Spahr Andrews & Ingersoll, LLP with respect to matters of Maryland law.

PROSPECTUS

                              ISTAR FINANCIAL INC.
                                  COMMON STOCK
                                PREFERRED STOCK
                               DEPOSITARY SHARES
                                DEBT SECURITIES
                                      AND
                                    WARRANTS

                            ------------------------

    We may from time to time offer our common stock, preferred stock (which we may issue in one or more series), depositary shares representing shares of preferred stock, debt securities (which we may issue in one or more series) or warrants entitling the holders to purchase common stock, preferred stock, depositary shares or debt securities, at an aggregate initial offering price which will not exceed $500,000,000. We will determine when we sell securities, the amounts of securities we will sell and the prices and other terms on which we will sell them. We may sell securities to or through underwriters, through agents or directly to purchasers.

    We will describe in a prospectus supplement, which we will deliver with this prospectus, the terms of particular securities which we offer in the future. We may describe the terms of those securities in a term sheet which will precede the prospectus supplement.

    In each prospectus supplement we will include the following information:

    - The names of the underwriters or agents, if any, through which we will sell the securities.

    - The proposed amount of securities, if any, which the underwriters will purchase.

    - The compensation, if any, of those underwriters or agents.

    - The initial public offering price of the securities.

    - Information about securities exchanges, electronic communications networks or automated quotation systems on which the securities will be listed or traded.

    - Any other material information about the offering and sale of the securities.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 March 3, 2003

                          FORWARD-LOOKING INFORMATION

    We make statements in this prospectus and the documents we incorporate by reference that are considered "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which are usually identified by the use of words such as "will," "anticipates," "believes," "estimates," "expects," "projects," "plans," "intends," "should" or similar expressions. We intend those forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Reform Act of 1995 and are including this statement for purposes of complying with these safe harbor provisions. These forward-looking statements reflect our current views about our plans, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Although we believe that our plans, intentions and expectations as reflected in or suggested by those forward-looking statements are reasonable, we can give no assurance that the plans, intentions or expectations will be achieved. We have listed below and have discussed elsewhere in this prospectus some important risks, uncertainties and contingencies which could cause our actual results, performances or achievements to be materially different from the forward- looking statements we make in this prospectus. These risks, uncertainties and contingencies include, but are not limited to, the following:

    1. The success or failure of our efforts to implement our current business strategy.

    2. Economic conditions generally and in the commercial finance and real estate markets specifically.

    3. The performance and financial condition of borrowers and corporate customers.

    4. The actions of our competitors and our ability to respond to those actions.

    5. The cost of our capital, which depends in part on our asset quality, the nature of our relationships with our lenders and other capital providers, our business prospects and outlook, and general market conditions.

    6.  Changes in governmental regulations, tax rates and similar matters.

    7. Legislative and regulatory changes (including changes to laws governing the taxation of REITs).

    8. Other factors discussed under the heading "Risk Factors" and which may be discussed in a prospectus supplement.

    We assume no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. In evaluating forward-looking statements, you should consider these risks and uncertainties, together with the other risks described from time to time in our reports and documents filed with the SEC, and you should not place undue reliance on those statements.

                                  THE COMPANY

    We are the largest publicly traded finance company focused exclusively on the commercial real estate industry. We provide structured financing to private and corporate owners of real estate nationwide, including senior and junior mortgage debt, corporate mezzanine and subordinated capital, and corporate net lease financing. We seek to deliver superior risk-adjusted returns on equity to our stockholders by providing innovative and value-added financing solutions to our customers. We are taxed as a real estate investment trust.

    Our principal executive offices are located at 1114 Avenue of the Americas, New York, New York 10036, and our telephone number is (212) 930-9400. Our website is istarfinancial.com. Our six primary regional offices are located in Atlanta, Boston, Dallas, Denver, Hartford and San Francisco. iStar Asset Services, our loan servicing subsidiary, is located in Hartford, and iStar Real Estate Services, our corporate facilities management division, is headquartered in Atlanta.

                                  RISK FACTORS

    THIS SECTION DESCRIBES THE MOST MATERIAL RISKS OF PURCHASING OUR COMMON STOCK. YOU SHOULD CAREFULLY CONSIDER THESE RISKS, IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS OR INCORPORATED BY REFERENCE, BEFORE PURCHASING ANY OF THE SECURITIES OFFERED HEREBY. IN CONNECTION WITH THE FORWARD-LOOKING STATEMENTS THAT APPEAR IN THIS PROSPECTUS, YOU SHOULD CAREFULLY REVIEW THE FACTORS DISCUSSED BELOW AND THE CAUTIONARY STATEMENTS REFERRED TO IN "FORWARD-LOOKING STATEMENTS."

WE ARE SUBJECT TO RISKS RELATING TO OUR LENDING BUSINESS.

WE MAY SUFFER A LOSS IF A BORROWER DEFAULTS ON A NON-RECOURSE LOAN OR ON A LOAN THAT IS NOT SECURED BY UNDERLYING REAL ESTATE.

    In the event of a default by a borrower on a non-recourse loan, we will only have recourse to the real estate asset securing the loan. For this purpose, we consider loans made to special purpose entities formed solely for the purpose of holding and financing particular assets to be non-recourse loans. If the underlying asset value is below the loan amount, we will suffer a loss. Conversely, we sometimes make loan investments that are unsecured or are secured by equity interests in the borrowing entities. These loans are subject to the risk that other lenders may be directly secured by the real estate assets of the borrower. In the event of a default, those secured lenders would have priority over us with respect to the proceeds of a sale of the underlying real estate.

    In the cases described above, we may lack control over the underlying asset securing our loan or the underlying assets of the borrower prior to a default, and, as a result, their value may be reduced by acts or omissions by owners or managers of the assets. As of December 31, 2002, 80.1% of our loans are non-recourse, based upon the gross carrying value of our loan assets, and 8.9% of our total investments, based on gross carrying value, consist of loans that are unsecured or secured by equity interests in the borrowing entity.

WE MAY SUFFER A LOSS IN THE EVENT OF A DEFAULT OR BANKRUPTCY OF A BORROWER, PARTICULARLY IN CASES WHERE THE BORROWER HAS INCURRED DEBT THAT IS SENIOR TO OUR LOAN.

    If a borrower defaults on our loan but does not have sufficient assets to satisfy our loan, we may suffer a loss of principal or interest. In the event of a borrower bankruptcy, we may not have full recourse to the assets of the borrower, or the assets of the borrower may not be sufficient to satisfy our loan. In addition, certain of our loans are subordinate to other debt of the borrower. If a borrower defaults on our loan or on debt senior to our loan, or in the event of a borrower bankruptcy, our loan will be satisfied only after the senior debt. Where debt senior to our loans exists, the presence of intercreditor arrangements may limit our ability to amend our loan documents, assign our loans, accept prepayments, exercise our remedies (through "standstill" periods) and control decisions made in bankruptcy proceedings relating to borrowers. Bankruptcy and borrower litigation can significantly increase the time needed for us to acquire underlying collateral in the event of a default, during which time the collateral may decline in value. In addition, there are significant costs and delays associated with the foreclosure process.

WE ARE SUBJECT TO THE RISK THAT PROVISIONS OF OUR LOAN AGREEMENTS MAY BE UNENFORCEABLE.

    Our rights and obligations with respect to our loans are governed by written loan agreements and related documentation. It is possible that a court could determine that one or more provisions of a loan agreement are unenforceable, such as a loan prepayment provision or the provisions governing our security interest in the underlying collateral. If this were to happen with respect to a material asset or group of assets, we could be adversely affected.

WE ARE SUBJECT TO THE RISKS ASSOCIATED WITH LOAN PARTICIPATIONS, SUCH AS LESS THAN FULL CONTROL RIGHTS.

    Some of our assets are participating interests in loans in which we share the rights, obligations and benefits of the loan with other participating lenders. We may need the consent of these parties to exercise our rights under such loans, including rights with respect to amendment of loan documentation, enforcement proceedings in the event of a default and the institution of, and control over, foreclosure proceedings. Similarly, a majority of the participants may be able to take actions to which we object but to which we will be bound if our participation interest represents a minority interest. We may be adversely affected by this lack of full control.

WE ARE SUBJECT TO RISKS RELATING TO OUR CORPORATE TENANT LEASE BUSINESS.

LEASE EXPIRATIONS, LEASE DEFAULTS AND LEASE TERMINATIONS MAY ADVERSELY AFFECT OUR REVENUE.

    Lease expirations, lease defaults and lease terminations may result in reduced revenues if the lease payments received from replacement corporate tenants are less than the lease payments received from the expiring, defaulting or terminating corporate tenants. In addition, lease defaults by one or more significant corporate tenants, lease terminations by corporate tenants following events of casualty or takings by eminent domain, or the failure of corporate tenants under expiring leases to elect to renew their leases, could cause us to experience long periods with no revenue from a facility and to incur substantial capital expenditures in order to obtain replacement corporate tenants.

    As of December 31, 2002, 12.5% of our annualized total revenues for the quarter ended December 31, 2002 were derived from our five largest corporate tenant customers. As of December 31, 2002, the percentage of our revenues (based on total revenues for the quarter ended December 31, 2002, annualized) that are subject to expiring leases during each year from 2003 through 2006 is as follows:

2003........................................................     2.1%
2004........................................................     3.7%
2005........................................................     3.0%
2006........................................................     5.4%

WE MAY NEED TO MAKE SIGNIFICANT CAPITAL IMPROVEMENTS TO OUR CORPORATE FACILITIES IN ORDER TO REMAIN COMPETITIVE.

    Our corporate facilities may face competition from newer, more updated facilities. In order to remain competitive, we may need to make significant capital improvements to our existing corporate facilities. In addition, in the event we need to re-lease a corporate facility, we may need to make significant tenant improvements, including conversions of single tenant buildings to multi-tenant buildings. The costs of these improvements could adversely affect our financial performance.

OUR OWNERSHIP INTERESTS IN CORPORATE FACILITIES ARE ILLIQUID, HINDERING OUR ABILITY TO MITIGATE A LOSS.

    Since our ownership interests in corporate facilities are illiquid, we may lack the necessary flexibility to vary our investment strategy promptly to respond to changes in market conditions. In addition, if we have to foreclose on an asset or if we desire to sell it in an effort to recover or mitigate a loss, we may be unable to do so at all, or only at a discount.

WE ARE SUBJECT TO RISKS RELATING TO OUR ASSET CONCENTRATION.

    As of December 31, 2002, the average size of our lending and leasing investments was $27.9 million. No single investment represented more than 3.6% of our total revenues for the fiscal quarter ended December 31, 2002. While our asset base is diversified by product line, asset type, obligor, property type and geographic location, it is possible that if we suffer losses on a portion of our larger assets, our financial performance could be adversely impacted.

BECAUSE WE MUST DISTRIBUTE A PORTION OF OUR INCOME, WE WILL CONTINUE TO NEED ADDITIONAL DEBT AND/OR EQUITY CAPITAL TO GROW.

    We must distribute at least 90% of our taxable net income to our stockholders to maintain our REIT status. As a result, those earnings will not be available to fund investment activities. We have historically funded our investments by borrowing from financial institutions and raising capital in the public and private capital markets. We expect to continue to fund our investments this way. If we fail to obtain funds from these sources, it could limit our ability to grow, which could have a material adverse effect on the value of our common stock. Our taxable net income has historically been lower than the cash flow generated by our business activities, primarily because our taxable net income is reduced by non-cash expenses, such as depreciation and amortization. As a result, our dividend payout ratio as a percentage of free cash flow has generally been lower than our payout ratio as a percentage of taxable net income. Our common stock dividends for the quarter ended
December 31, 2002 represented approximately 83.7% of our adjusted earnings for that quarter.

OUR GROWTH IS DEPENDENT ON LEVERAGE, WHICH MAY CREATE OTHER RISKS.

    Our success is dependent, in part, upon our ability to grow our assets through the use of leverage. We currently intend to leverage iStar Financial primarily through secured and unsecured borrowings. Our ability to obtain the leverage necessary for execution of our business plan will ultimately depend upon our ability to maintain interest coverage ratios meeting market underwriting standards that will vary according to lenders' assessments of our creditworthiness and the terms of the borrowings. As of December 31, 2002, our debt-to-book equity ratio was 1.7x and our total debt obligations outstanding were approximately $3.46 billion. Our charter does not limit the amount of indebtedness which we may incur. While our publicly-announced policy is not to exceed a debt-to-book equity ratio of 2.0x, our Board of Directors has overall responsibility for our financing strategy, and they may change our strategy without stockholder approval. If our Board of Directors decided to increase our leverage, it could lead to reduced or negative cash flow and reduced liquidity.

    The percentage of leverage used will vary depending on our estimate of the stability of iStar Financial's cash flow. To the extent that changes in market conditions cause the cost of such financing to increase relative to the income that can be derived from the assets originated, we may reduce the amount of our leverage.

    Leverage creates an opportunity for increased net income, but at the same time creates risks. For example, leveraging magnifies changes in our net worth. We will incur leverage only when there is an expectation that it will enhance returns, although there can be no assurance that our use of leverage will prove to be beneficial. Moreover, there can be no assurance that we will be able to meet our debt service obligations and, to the extent that we cannot, we risk the loss of some or all of our assets or a financial loss if we are required to liquidate assets at a commercially inopportune time.

    We and our subsidiaries are parties to agreements and debt instruments that restrict future indebtedness and the payment of dividends, including indirect restrictions (through, for example, covenants requiring the maintenance of specified levels of net worth and earnings to debt service ratios) and direct restrictions. As a result, in the event of a deterioration in our financial condition, these agreements or debt instruments could restrict our ability to pay dividends. Moreover, if we fail to pay dividends as required by the Internal Revenue Code, whether as a result of restrictive covenants in our debt instruments or otherwise, we may lose our status as a REIT. For more information regarding the consequences of loss of REIT status, please read the risk factor entitled "We May Be Subject to Adverse Consequences if We Fail to Qualify as a Real Estate Investment Trust."

WE UTILIZE INTEREST RATE HEDGING ARRANGEMENTS WHICH MAY ADVERSELY AFFECT OUR BORROWING COST AND EXPOSE US TO OTHER RISKS.

    We have variable rate lending assets and variable rate debt obligations. These assets and liabilities create a natural hedge against changes in variable interest rates. This means that as interest rates increase, we earn more on our variable rate lending assets and pay more on our variable rate debt obligations and, conversely, as interest rates decrease, we earn less on our variable rate lending assets and pay less on our variable rate debt obligations. When our variable rate debt obligations exceed our variable rate lending assets, we utilize derivative instruments to limit the impact of changing interest rates on our net income. We do not use derivative instruments to hedge assets or for speculative purposes. The derivatives instruments we use are typically in the form of interest rate swaps and interest rate caps. Interest rate swaps effectively change variable rate debt obligations to fixed rate debt obligations. Interest rate caps effectively limit the maximum interest rate on variable rate debt obligations.

    The primary risks from our use of derivative instruments is the risk that a counterparty to a hedging arrangement could default on its obligation and the risk that we may have to pay certain costs, such as transaction fees or breakage costs, if a hedging arrangement is terminated by us. As a matter of policy, we enter into hedging arrangements with counterparties that are large, creditworthy financial institutions typically rated at least "A/A2" by Standard & Poor's and Moody's Investors Service, respectively. Our hedging strategy is monitored by our Audit Committee on behalf of our Board of Directors and may be changed by the Board of Directors without stockholder approval.

    Developing an effective strategy for dealing with movements in interest rates is complex and no strategy can completely insulate us from risks associated with such fluctuations. There can be no assurance that our hedging activities will have the desired beneficial impact on our results of operations or financial condition.

WE FACE A RISK OF LIABILITY UNDER ENVIRONMENTAL LAWS.

    Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner of real estate (including, in certain circumstances, a secured lender that succeeds to ownership or control of a property) may become liable for the costs of removal or remediation of certain hazardous or toxic substances at, on, under or in its property. Those laws typically impose cleanup responsibility and liability without regard to whether the owner or control party knew of or was responsible for the release or presence of such hazardous or toxic substances. The costs of investigation, remediation or removal of those substances may be substantial. The owner or control party of a site may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from a site. Certain environmental laws also impose liability in connection with the handling of or exposure to asbestos-containing materials, pursuant to which third parties may seek recovery from owners of real properties for personal injuries associated with asbestos-containing materials. Absent succeeding to ownership or control of real property, a secured lender is not likely to be subject to any of these forms of environmental liability.

CERTAIN PROVISIONS IN OUR CHARTER MAY INHIBIT A CHANGE IN CONTROL.

    Generally, to maintain our qualification as a REIT under the Internal Revenue Code, not more than 50% in value of our outstanding shares of stock may be owned, directly or indirectly, by five or fewer individuals at any time during the last half of our taxable year. The Internal Revenue Code defines "individuals" for purposes of the requirement described in the preceding sentence to include some types of entities. Under our charter, no person may own more than 9.8% of the outstanding shares of stock, with some exceptions. The restrictions on transferability and ownership may delay, deter or prevent a change in control or other transaction that might involve a premium price or otherwise be in the best interest of the securityholders.

    Our Board of Directors is divided into two classes. Directors of each class are chosen for two-year staggered terms. Staggered terms of directors may reduce the possibility of a tender offer or an attempt to change control, even though a tender offer or change in control might be in the best interest of our securityholders Our charter authorizes our Board of Directors:

    1. To cause us to issue additional authorized but unissued shares of common or preferred stock.

    2. To classify or reclassify, in one or more series, any of our unissued preferred shares.

    3. To set the preferences, rights and other terms of any classified or reclassified securities that we issue.

ADVERSE CHANGES IN GENERAL ECONOMIC CONDITIONS CAN ADVERSELY AFFECT OUR
BUSINESS.

    Our success is dependent upon the general economic conditions in the geographic areas in which a substantial number of our investments are located. Adverse changes in national economic conditions or in the economic conditions of the regions in which we conduct substantial business likely would have an adverse effect on real estate values and, accordingly, our business.

WE MAY BE SUBJECT TO ADVERSE CONSEQUENCES IF WE FAIL TO QUALIFY AS A REAL ESTATE INVESTMENT TRUST.

    We intend to operate so as to qualify as a real estate investment trust for federal income tax purposes. We have received an unqualified opinion of our legal counsel, Clifford Chance US LLP, that, based on the assumptions and representations described in "Material Federal Income Tax Consequences," our existing legal organization and our actual and proposed method of operation, enable us to satisfy the requirements for qualification as a real estate investment trust under the Internal Revenue Code in the ordinary course of our actual and proposed operations. Investors should be aware, however, that opinions of counsel are not binding on the Internal Revenue Service or any court. The real estate investment trust qualification opinion only represents the view of our counsel based on their review and analysis of existing law which includes no controlling precedents. Furthermore, both the validity of the opinion and our qualification as a real estate investment trust will depend on our continuing ability to meet various requirements concerning, among other things, the ownership of our outstanding stock, the nature of our assets, the sources of our income and the amount of our distributions to our stockholders. See "Material Federal Income Tax Consequences--Taxation of iStar Financial--General."

    If we were to fail to qualify as a real estate investment trust for any taxable year, we would not be allowed a deduction for distributions to our stockholders in computing our taxable income and would be subject to federal income tax, including any applicable minimum tax, on our taxable income at regular corporate rates. Unless entitled to relief under certain Internal Revenue Code provisions, we also would be disqualified from treatment as a real estate investment trust for the four subsequent taxable years following the year during which qualification was lost. As a result, cash available for distribution would be reduced for each of the years involved. Furthermore, it is possible that future economic, market, legal, tax or other considerations may cause the Board of Directors to revoke the real estate investment trust election. See "Material Federal Income Tax Consequences."

    Even if we qualify as a real estate investment trust for federal income tax purposes, we may be subject to certain state and local taxes on our income and property, and may be subject to certain federal taxes. See "Material Federal Income Tax Consequences--Taxation of iStar Financial--General."

TAX-EXEMPT STOCKHOLDERS MAY BE SUBJECT TO TAXATION.

    The Internal Revenue Service has issued a revenue ruling in which it held that amounts distributed by a REIT to a tax-exempt employees' pension trust do not constitute unrelated business taxable income ("UBTI"). In general, subject to the discussion below regarding a "pension-held REIT" and subject to the following sentence, based upon such ruling and the statutory framework of the Internal Revenue Code, distributions to a stockholder of a real estate investment trust that is a tax-exempt entity should not constitute UBTI, provided that:

    1. The tax-exempt entity has not financed the acquisition of its shares of common stock with "acquisition indebtedness" within the meaning of the Internal Revenue Code.

    2. The shares of common stock are not otherwise used in an unrelated trade or business of the tax-exempt entity.

    3. The real estate investment trust does not hold a residual interest in a real estate mortgage investment conduit ("REMIC") within the meaning of
        Section 860D of the Internal Revenue Code.

    Although we do not intend to invest a material amount of assets in REMICS, certain taxable income produced by REMIC residual interests may cause our stockholders to suffer certain adverse tax consequences. See "Material Federal Income Tax Consequences."

    If any pension or other retirement trust that qualifies under
Section 401(a) of the Internal Revenue Code holds more than 10% by value of the interests in a pension-held REIT at any time during a taxable year, a portion of the dividends paid to the qualified pension trust by such REIT may constitute UBTI. For these purposes, a "pension-held REIT" is defined as a REIT: (1) that would not have qualified as a REIT but for the provisions of the Internal Revenue Code which look through such a qualified pension trust in determining ownership of securities of the REIT; and (2) as to which at least one qualified pension trust holds more than 25% by value of the interests of such REIT or one or more qualified pension trusts (each owning more than a 10% interest by value in the REIT) hold in the aggregate more than 50% by value of the interests in such REIT.

    We do not expect that we will be a pension-held REIT. However, notwithstanding our current belief that we will not be a "pension-held REIT," no assurance can be given that we will not become a pension-held REIT in the future.

    If we were to become a pension-held REIT in the future and were to originate investments using debt, or otherwise were to engage in a transaction resulting in UBTI, determined as though we were a qualified pension plan, any qualified pension plan owning 10% or more of our shares, by value, would have a portion of its dividend income from us taxed as UBTI. Even if we were not a pension-held REIT, certain amounts received by a stockholder that is a tax-exempt entity may be treated as UBTI. See "Material Federal Income Tax Consequences."

SOFI-IV SMT HOLDINGS, L.L.C. IS A SIGNIFICANT STOCKHOLDER.

    SOFI-IV SMT Holdings, L.L.C. beneficially owns 20.5% of our outstanding common stock. Four of the 16 members of our Board of Directors are employed by an affiliate of SOFI-IV SMT Holdings, L.L.C. and own interests in SOFI-IV SMT Holdings, L.L.C., as does our chairman and chief executive officer. As a result of its ownership interest, SOFI-IV SMT Holdings, L.L.C. will have significant influence over our affairs with respect to matters that require stockholder approval, and its interest may conflict with our interests and the interests of our other stockholders. For example, a decision by SOFI-IV SMT Holdings, L.L.C. to sell all or a significant portion of its common stock may adversely affect the market price of our common stock. In addition, SOFI-IV SMT Holdings, L.L.C. might elect to vote its shares against a proposed business combination transaction, thereby making it significantly more difficult to obtain the requisite stockholder approval for such a transaction. In addition, members of our Board of Directors, including Jay Sugarman, Barry S. Sternlicht, Jeffrey G. Dishner, Madison F. Grose and Merrick R. Kleeman, have relationships with SOFI-IV SMT Holdings, L.L.C. and may be faced with decisions which could create, or appear to create, potential conflicts of interest.

FUTURE SALES OF OUR COMMON STOCK BY SOFI-IV SMT HOLDINGS, L.L.C. COULD ADVERSELY AFFECT OUR STOCK PRICE.

    If SOFI-IV SMT Holdings, L.L.C. were to sell a substantial number of the shares of our common stock, the prevailing market prices for our common stock could be adversely affected. SOFI-IV SMT Holdings, L.L.C. has pledged 20,000,000 shares of common stock owned by it under a $133.3 million margin loan that is fully recourse to SOFI-IV SMT Holdings, L.L.C. A portion of the shares pledged under the margin loan will be released by the lender at or prior to the sale of such shares. In the event that SOFI-IV SMT Holdings, L.L.C. were to default in the performance of its obligations under that loan, the lender could foreclose upon those pledged shares and sell them in the open market at any time. The initial term of Starwood Opportunity Fund IV, L.P. (the entity which owns SOFI-IV SMT Holdings, L.L.C.) expires on February 27, 2005, but may be extended by the general partner with the consent of its advisory committee for up to two additional one-year periods. Unless Starwood Opportunity Fund IV, L.P. is able to extend its terms, it will have to begin, on February 27, 2005, distributing its investments to its investors, selling its investments to third parties, or a combination of the two. Any such sales or distributions could adversely affect the prevailing market prices for our common stock.

OUR BOARD OF DIRECTORS MAY CHANGE CERTAIN OF OUR POLICIES WITHOUT STOCKHOLDER APPROVAL.

    Our charter provides that our primary purpose is to invest in a diversified portfolio of debt and debt-like interests in real estate and real estate related assets, although it does not set forth specific percentages of the types of investments we may make. Our Board of Directors determines our investment policies, as well as our financing and conflicts of interest policies. Although the Board of Directors has no present intention to do so, it can amend, revise or eliminate these policies at any time and from time to time at its discretion without a vote of the stockholders. A change in these policies could adversely affect our financial condition or results of operations or the market price of our common stock.

A PORTION OF THE DIVIDENDS WE DISTRIBUTE MAY BE DEEMED A RETURN OF CAPITAL FOR FEDERAL INCOME TAX PURPOSES.

    The amount of dividends we distribute to our common stockholders in a given quarter may not correspond to our taxable income for such quarter. Consequently, a portion of the dividends we distribute may be deemed a return of capital for federal income tax purposes, and will not be taxable but will reduce stockholders' basis in the underlying common stock. For the year ended
December 31, 2001, the percentage of our dividend payments made to common stockholders that was treated as a return of capital was 9.45%.

QUARTERLY RESULTS MAY FLUCTUATE AND MAY NOT BE INDICATIVE OF FUTURE QUARTERLY PERFORMANCE.

    Our quarterly operating results could fluctuate; therefore, you should not rely on past quarterly results to be indicative of our performance in future quarters. Factors that could cause quarterly operating results to fluctuate include, among others, variations in our investment origination volume, variations in the timing of prepayments, the degree to which we encounter competition in our markets and general economic conditions.

                       RATIO OF EARNINGS TO FIXED CHARGES

                                              NINE MONTHS
                                                 ENDED
                                             SEPTEMBER 30,                   YEARS ENDED DECEMBER 31,
                                             --------------   -------------------------------------------------------
                                                  2002          2001       2000       1999          1998       1997
                                             --------------   --------   --------   --------      --------   --------
Ratio of earnings to fixed charges and
  preferred stock dividends(1).............       1.9x          1.9x       1.9x        1.1x(2)      2.3x         NA(3)
Ratio of earnings to fixed charges(1)......       2.2x          2.3x       2.2x        1.4x(2)      2.3x         NA(3)

------------------------------
(1) For the purpose of calculating the ratio of earnings to fixed charges, "earnings" consist of income from continuing operations before income taxes and cumulative effect of changes in accounting principles plus "fixed charges" and certain other adjustments. "Fixed charges" consist of interest incurred on all indebtedness related to continuing operations (including amortization of original issue discount) and the implied interest component of our rent obligations in the years presented.

(2) Includes the effect of a non-recurring, non-cash charge in the amount of approximately $94.5 million relating to our November 1999 acquisition of the former external advisor to our company. Excluding the effect of this non-recurring, non-cash charge, our ratio of earnings to fixed charges and preferred stock dividends for the year ended December 31, 1999 would have been 2.0x and our ratio of earnings to fixed charges for that period would have been 2.5x.

(3) Prior to March 1998, we conducted our structured finance operations through two private investment partnerships. The partnerships contributed substantially all of their $1.1 billion of structured finance assets to our company's predecessor in a series of transactions in March 1998. Before that contribution, our company's predecessor had no significant resources or operations. We have not shown information for our predecessor for 1997 because we do not believe that information is indicative of our current business.

                                USE OF PROCEEDS

    Except as may be set forth in a particular prospectus supplement, we will add the net proceeds from sales of securities to our general corporate funds, which we may use to repay indebtedness, for new investments, or for other general corporate purposes.

                         DESCRIPTION OF DEBT SECURITIES

    We will issue the debt securities under an indenture dated as of February 5, 2001 with US Bank Trust National Association Bank and Trust Company, N.A., as trustee, which we may supplement from time to time. The following paragraphs describe the provisions of the indenture. We have filed the indenture as an exhibit to the registration statement of which this prospectus is a part and you may inspect it at the office of the trustee.

GENERAL

    The debt securities will be our direct, unsecured obligations and may be either senior debt securities or subordinated debt securities. The indenture does not limit the principal amount of debt securities that we may issue. We may issue debt securities in one or more series. A supplemental indenture will set forth specific terms of each series of debt securities. There will be prospectus supplements relating to particular series of debt securities. Each prospectus supplement will describe:

    - The title of the debt securities and whether the debt securities are senior or subordinated debt securities.

    - Any limit upon the aggregate principal amount of a series of debt securities which we may issue.

    - The date or dates on which principal of the debt securities will be payable and the amount of principal which will be payable.

    - The rate or rates (which may be fixed or variable) at which the debt securities will bear interest, if any, as well as the dates from which interest will accrue, the dates on which interest will be

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      payable, the persons to whom interest will be payable, if other than the registered holders on the record date, and the record date for the interest payable on any payment date.

    - The currency or currencies in which principal, premium, if any, and interest, if any, will be paid.

    - The place or places where principal, premium, if any, and interest, if any, on the debt securities will be payable and where debt securities which are in registered form can be presented for registration of transfer or exchange.

    - Any provisions regarding our right to prepay debt securities or of holders to require us to prepay debt securities.

    - The right, if any, of holders of the debt securities to convert them into common stock or other securities, including any provisions intended to prevent dilution of the conversion rights.

    - Any provisions requiring or permitting us to make payments to a sinking fund which will be used to redeem debt securities or a purchase fund which will be used to purchase debt securities.

    - Any index or formula used to determine the required payments of principal, premium, if any, or interest, if any.

    - The percentage of the principal amount of the debt securities which is payable if maturity of the debt securities is accelerated because of a default.

    - Any special or modified events of default or covenants with respect to the debt securities.

    - Any other material terms of the debt securities.

    The indenture does not contain any restrictions on the payment of dividends or the repurchase of our securities or any financial covenants. However, supplemental indentures relating to particular series of debt securities may contain provisions of that type.

    We may issue debt securities at a discount from their stated principal amount. A prospectus supplement may describe federal income tax considerations and other special considerations applicable to a debt security issued with original issue discount.

    If the principal of, premium, if any, or interest with regard to any series of debt securities is payable in a foreign currency, we will describe in the prospectus supplement relating to those debt securities any restrictions on currency conversions, tax considerations or other material restrictions with respect to that issue of debt securities.

FORM OF DEBT SECURITIES

    We may issue debt securities in certificated or uncertificated form, in registered form with or without coupons or in bearer form with coupons, if applicable.

    We may issue debt securities of a series in the form of one or more global certificates evidencing all or a portion of the aggregate principal amount of the debt securities of that series. We may deposit the global certificates with depositaries, and the certificates may be subject to restrictions upon transfer or upon exchange for debt securities in individually certificated form.

EVENTS OF DEFAULT AND REMEDIES

    An event of default with respect to each series of debt securities will include:

    - Our default in payment of the principal of or premium, if any, on any debt securities of any series beyond any applicable grace period.

    - Our default for 30 days or a period specified in a supplemental indenture, which may be no period, in payment of any installment of interest due with regard to debt securities of any series.

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    - Our default for 60 days after notice in the observance or performance of any other covenants in the indenture.

    - Certain events involving our bankruptcy, insolvency or reorganization.

    Supplemental indentures relating to particular series of debt securities may include other events of default.

    The indenture provides that the trustee may withhold notice to the holders of any series of debt securities of any default (except a default in payment of principal, premium, if any, or interest, if any) if the trustee considers it in the interest of the holders of the series to do so.

    The indenture provides that if any event of default has occurred and is continuing, the trustee or the holders of not less than 25% in principal amount of a series of debt securities then outstanding may declare the principal of and accrued interest, if any, on that series of debt securities to be due and payable immediately. However, if we cure all defaults (except the failure to pay principal, premium or interest which became due solely because of the acceleration) and certain other conditions are met, that declaration may be annulled and past defaults may be waived by the holders of a majority in principal amount of the applicable series of debt securities.

    The holders of a majority of the outstanding principal amount of a series of debt securities will have the right to direct the time, method and place of conducting proceedings for any remedy available to the trustee, subject to certain limitations specified in the indenture.

    A prospectus supplement will describe any additional or different events of default which apply to any series of debt securities.

MODIFICATION OF THE INDENTURE

    We and the trustee may:

    - Without the consent of holders of debt securities, modify the indenture to cure errors or clarify ambiguities.

    - With the consent of the holders of not less than a majority in principal amount of the debt securities which are outstanding under the indenture, modify the indenture or the rights of the holders of the debt securities generally.

    - With the consent of the holders of not less than a majority in outstanding principal amount of any series of debt securities, modify any supplemental indenture relating solely to that series of debt securities or the rights of the holders of that series of debt securities.

    However, we may not:

    - Extend the fixed maturity of any debt securities, reduce the rate or extend the time for payment of interest, if any, on any debt securities, reduce the principal amount of any debt securities or the premium, if any, on any debt securities, impair or affect the right of a holder to institute suit for the payment of principal, premium, if any, or interest, if any, with regard to any debt securities, change the currency in which any debt securities are payable or impair the right, if any, to convert any debt securities into common stock or any of our other securities, without the consent of each holder of debt securities who will be affected.

    - Reduce the percentage of holders of debt securities required to consent to an amendment, supplement or waiver, without the consent of the holders of all the then outstanding debt securities or outstanding debt securities of the series which will be affected.

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MERGERS AND OTHER TRANSACTIONS

    We may not consolidate with or merge into any other entity, or transfer or lease our properties and assets substantially as an entirety to another person, unless: (1) the entity formed by the consolidation or into which we are merged, or which acquires or leases our properties and assets substantially as an entirety, assumes by a supplemental indenture all our obligations with regard to outstanding debt securities and our other covenants under the indenture; and
(2) with regard to each series of debt securities, immediately after giving effect to the transaction, no event of default, with respect to that series of debt securities, and no event which would become an event of default, will have occurred and be continuing.

GOVERNING LAW

    The indenture, each supplemental indenture, and the debt securities issued under them will be governed by, and construed in accordance with, the laws of New York.

                            DESCRIPTION OF WARRANTS

    Each issue of warrants will be the subject of a warrant agreement which will contain the terms of the warrants. We will distribute a prospectus supplement with regard to each issue of warrants. Each prospectus supplement will describe, as to the warrants to which it relates:

    - The securities which may be purchased by exercising the warrants (which may be common stock, preferred stock, debt securities, depositary shares or units consisting of two or more of those types of securities).

    - The exercise price of the warrants (which may be wholly or partly payable in cash or wholly or partly payable with other types of consideration).

    - The period during which the warrants may be exercised.

    - Any provision adjusting the securities which may be purchased on exercise of the warrants and the exercise price of the warrants in order to prevent dilution or otherwise.

    - The place or places where warrants can be presented for exercise or for registration of transfer or exchange.

    - Any other material terms of the warrants.

                DESCRIPTION OF COMMON STOCK AND PREFERRED STOCK

    Our authorized capital stock consists of 200,000,000 shares of common stock, $0.001 par value, and 30,000,000 shares of preferred stock, $0.001 par value, of which 4,400,000 shares are designated 9.500% Series A Cumulative Redeemable Preferred Stock, $0.001 par value, 2,300,000 shares are designated 9.375%
Series B Cumulative Redeemable Preferred Stock, $0.001 par value, 1,495,000 shares are designated 9.200% Series C Cumulative Redeemable Preferred Stock, $0.001 par value, and 4,600,000 shares are designated 8.000% Series D Cumulative Redeemable Preferred Stock, $0.001 par value. At December 31, 2001, 87,386,777 shares of common stock, 4,400,000 shares of Series A preferred stock, 2,000,000 shares of Series B preferred stock, 1,300,000 shares of Series C preferred stock, and 4,000,000 shares of Series D preferred stock were outstanding.

COMMON STOCK

    Holders of common stock will be entitled to receive distributions on common stock if, as and when the Board of Directors authorizes and declares distributions. However, rights to distributions may be subordinated to the rights of holders of preferred stock, when preferred stock is issued and outstanding. In the event of our liquidation, dissolution or winding up, each outstanding share of common stock will entitle its holder to a proportionate share of the assets that remain after we pay our liabilities and any preferential distributions owed to preferred stockholders.

    Holders of the common stock are entitled to one vote for each share on all matters submitted to a stockholder vote. Holders of the Series B preferred stock, Series C preferred stock, and Series D preferred stock are entitled to
0.25 of a vote for each share on all matters submitted to a stockholder vote. They will vote with the common stock as a single class. There is no cumulative voting in the election of directors.

    Holders of shares of common stock have no preference, conversion, sinking fund, redemption, appraisal or exchange rights or any preemptive rights to subscribe for any of our securities. All shares of common stock have equal dividend, distribution, liquidation and other rights.

    We may be dissolved if the Board of Directors, by resolution adopted by a majority of the entire Board of Directors, declares the dissolution advisable and directs that the proposed dissolution be submitted for consideration at either an annual or special meeting of stockholders. Dissolution will occur once it is approved by the affirmative vote of a majority of stockholders entitled to cast votes on the matter.

    Our charter grants the Board of Directors the power to authorize the issuance of additional authorized but unissued shares of common stock and preferred stock. The Board of Directors may also classify or reclassify unissued shares of common stock or preferred stock and authorize their issuance.

    Our charter also provides that, to the extent permitted by the General Corporate Law of Maryland, the Board of Directors may, without any action by the stockholders, amend our charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue.

    We believe that these powers of the Board of Directors provide increased flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise. Although the Board of Directors does not intend to do so at the present time, it could authorize the issuance of a class or series that could delay, defer or prevent a change of control or other transaction that might involve a premium price for the common stock or otherwise be in the best interest of the stockholders.

RESTRICTIONS ON OWNERSHIP AND TRANSFER

    To maintain our REIT qualification under the Internal Revenue Code, no group of five or fewer individuals can own, actually or constructively, more than 50% in value of our issued and outstanding stock at any time during the last half of a taxable year. Additionally, at least 100 persons must beneficially own our stock during at least 335 days of a taxable year. To help insure that we meet these tests, our charter provides that no person other than persons who were our shareholders as of November 3, 1999 or persons exempted by our Board of Directors may beneficially or constructively own more than 9.8% of the number or value of the outstanding shares of any class or series of our capital stock.

    Each person who is a beneficial or constructive owner of shares of stock and each person, including the stockholder of record, who is holding shares of stock for a beneficial or constructive owner must provide us in writing any information with respect to direct, indirect and constructive ownership of shares of stock as the Board of Directors deems reasonably necessary to comply with the provisions of the Internal Revenue Code applicable to a REIT, to determine our status as a REIT, to comply with the requirements of any taxing authority or governmental agency or to determine any such compliance.

    These restrictions on ownership and transfer will not apply to our stock if the Board of Directors determines that it is no longer in our best interests to qualify as a REIT.

    These restrictions on ownership and transfer could delay, defer or prevent a transaction or a change of control of us that might involve a premium price for shares of our stock or otherwise be in the best interest of our stockholders.

PREFERRED STOCK

    We may issue preferred stock in series with any rights and preferences which may be authorized by our board of directors. We will distribute a prospectus supplement with regard to each series of preferred stock. Each prospectus supplement will describe, as to the preferred stock to which it relates:

    - The title of the series.

    - Any limit upon the number of shares of the series which may be issued.

    - The preference, if any, to which holders of the series will be entitled upon our liquidation.

    - The date or dates on which we will be required or permitted to redeem shares of the series.

    - The terms, if any, on which we or holders of the series will have the option to cause shares of the series to be redeemed.

    - The voting rights of the holders of the preferred stock.

    - The dividends, if any, which will be payable with regard to the series (which may be fixed dividends or participating dividends and may be cumulative or non-cumulative).

    - The right, if any, of holders of the series to convert them into another class of our stock or securities, including provisions intended to prevent dilution of those conversion rights.

    - Any provisions by which we will be required or permitted to make payments to a sinking fund which will be used to redeem shares of the series or a purchase fund which will be used to purchase shares of the series.

    - Any other material terms of the series.

    Holders of shares of preferred stock will not have preemptive rights.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for our common stock and preferred stock is Equiserve Trust Company, N.A.

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                        DESCRIPTION OF DEPOSITARY SHARES

    We may issue depositary receipts representing interests in shares of particular series of preferred stock which are called depositary shares. We will deposit the preferred stock of a series which is the subject of depositary shares with a depositary, which will hold that preferred stock for the benefit of the holders of the depositary shares, in accordance with a deposit agreement between the depositary and us. The holders of depositary shares will be entitled to all the rights and preferences of the preferred stock to which the depositary shares relate, including dividend, voting, conversion, redemption and liquidation rights, to the extent of their interests in that preferred stock.

    While the deposit agreement relating to a particular series of preferred stock may have provisions applicable solely to that series of preferred stock, all deposit agreements relating to preferred stock we issue will include the following provisions:

    DIVIDENDS AND OTHER DISTRIBUTIONS. Each time we pay a cash dividend or make any other type of cash distribution with regard to preferred stock of a series, the depositary will distribute to the holder of record of each depositary share relating to that series of preferred stock an amount equal to the dividend or other distribution per depositary share the depositary receives. If there is a distribution of property other than cash, the depositary either will distribute the property to the holders of depositary shares in proportion to the depositary shares held by each of them, or the depositary will, if we approve, sell the property and distribute the net proceeds to the holders of the depositary shares in proportion to the depositary shares held by them.

    WITHDRAWAL OF PREFERRED STOCK. A holder of depositary shares will be entitled to receive, upon surrender of depositary receipts representing depositary shares, the number of whole or fractional shares of the applicable series of preferred stock, and any money or other property, to which the depositary shares relate.

    REDEMPTION OF DEPOSITARY SHARES. Whenever we redeem shares of preferred stock held by a depositary, the depositary will be required to redeem, on the same redemption date, depositary shares constituting, in total, the number of shares of preferred stock held by the depositary which we redeem, subject to the depositary's receiving the redemption price of those shares of preferred stock. If fewer than all the depositary shares relating to a series are to be redeemed, the depositary shares to be redeemed will be selected by lot or by another method we determine to be equitable.

    VOTING. Any time we send a notice of meeting or other materials relating to a meeting to the holders of a series of preferred stock to which depositary shares relate, we will provide the depositary with sufficient copies of those materials so they can be sent to all holders of record of the applicable depositary shares, and the depositary will send those materials to the holders of record of the depositary shares on the record date for the meeting. The depositary will solicit voting instructions from holders of depositary shares and will vote or not vote the preferred stock to which the depositary shares relate in accordance with those instructions.

    LIQUIDATION PREFERENCE. Upon our liquidation, dissolution or winding up, the holder of each depositary share will be entitled to what the holder of the depositary share would have received if the holder had owned the number of shares (or fraction of a share) of preferred stock which is represented by the depositary share.

    CONVERSION. If shares of a series of preferred stock are convertible into common stock or other of our securities or property, holders of depositary shares relating to that series of preferred stock will, if they surrender depositary receipts representing depositary shares and appropriate instructions to convert them, receive the shares of common stock or other securities or property into which the number of shares (or fractions of shares) of preferred stock to which the depositary shares relate could at the time be converted.

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
    AMENDMENT AND TERMINATION OF A DEPOSIT AGREEMENT. We and the depositary may amend a deposit agreement, except that an amendment which materially and adversely affects the rights of holders of depositary shares, or would be materially and adversely inconsistent with the rights granted to the holders of the preferred stock to which they relate, must be approved by holders of at least two-thirds of the outstanding depositary shares. No amendment will impair the right of a holder of depositary shares to surrender the depositary receipts evidencing those depositary shares and receive the preferred stock to which they relate, except as required to comply with law. We may terminate a deposit agreement with the consent of holders of a majority of the depositary shares to which it relates. Upon termination of a deposit agreement, the depositary will make the whole or fractional shares of preferred stock to which the depositary shares issued under the deposit agreement relate available to the holders of those depositary shares. A deposit agreement will automatically terminate if:

    - All outstanding depositary shares to which it relates have been redeemed or converted.

    - The depositary has made a final distribution to the holders of the depositary shares issued under the deposit agreement upon our liquidation, dissolution or winding up.

    MISCELLANEOUS. There will be provisions: (1) requiring the depositary to forward to holders of record of depositary shares any reports or communications from us which the depositary receives with respect to the preferred stock to which the depositary shares relate; (2) regarding compensation of the depositary; (3) regarding resignation of the depositary; (4) limiting our liability and the liability of the depositary under the deposit agreement (usually to failure to act in good faith, gross negligence or willful misconduct); and (5) indemnifying the depositary against certain possible liabilities.

                    MATERIAL FEDERAL INCOME TAX CONSEQUENCES

    THE FOLLOWING IS A SUMMARY OF THE FEDERAL INCOME TAX CONSEQUENCES ANTICIPATED TO BE MATERIAL TO AN INVESTOR IN iSTAR FINANCIAL. THIS SUMMARY IS BASED ON CURRENT LAW. YOUR TAX CONSEQUENCES RELATED TO AN INVESTMENT IN iSTAR FINANCIAL MAY VARY DEPENDING ON YOUR PARTICULAR SITUATION AND THIS DISCUSSION DOES NOT PURPORT TO DISCUSS ALL ASPECTS OF TAXATION THAT MAY BE RELEVANT TO A HOLDER OF OUR SECURITIES IN LIGHT OF HIS OR HER PERSONAL INVESTMENT OR TAX CIRCUMSTANCES, OR TO HOLDERS OF OUR SECURITIES SUBJECT TO SPECIAL TREATMENT UNDER THE FEDERAL INCOME TAX LAWS, EXCEPT TO THE EXTENT DISCUSSED UNDER THE HEADINGS "--TAXATION OF TAX-EXEMPT STOCKHOLDERS" AND "--TAXATION OF NON-U.S. STOCKHOLDERS." INVESTORS SUBJECT TO SPECIAL TREATMENT INCLUDE, WITHOUT LIMITATION, INSURANCE COMPANIES, FINANCIAL INSTITUTIONS, BROKER-DEALERS, TAX-EXEMPT ORGANIZATIONS, INVESTORS HOLDING SECURITIES AS PART OF A CONVERSION TRANSACTION, OR A HEDGE OR HEDGING TRANSACTION OR AS A POSITION IN A STRADDLE FOR TAX PURPOSES, FOREIGN CORPORATIONS OR PARTNERSHIPS, AND PERSONS WHO ARE NOT CITIZENS OR RESIDENTS OF THE UNITED STATES. IN ADDITION, THE SUMMARY BELOW DOES NOT CONSIDER THE EFFECT OF ANY FOREIGN, STATE, LOCAL OR OTHER TAX LAWS THAT MAY BE APPLICABLE TO YOU AS A HOLDER OF OUR SECURITIES.

    The information in this summary is based on the Internal Revenue Code of 1986, as amended, current, temporary and proposed Treasury regulations promulgated under the Internal Revenue Code, the legislative history of the Internal Revenue Code, current administrative interpretations and practices of the Internal Revenue Service, and court decisions, all as of the date of this prospectus. The administrative interpretations and practices of the Internal Revenue Service upon which this summary is based include its practices and policies as expressed in private letter rulings which are not binding on the Internal Revenue Service, except with respect to the taxpayers who requested and received such

                                       17
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rulings. Future legislation, Treasury regulations, administrative interpretations and practices, and court decisions may affect the tax consequences contained in this summary, possibly on a retroactive basis. We have not requested, and do not plan to request, any rulings from the Internal Revenue Service concerning our tax treatment or the tax consequences contained in this summary, and the statements in this prospectus are not binding on the Internal Revenue Service or a court. Thus, we can provide no assurance that the tax consequences contained in this summary will not be challenged by the Internal Revenue Service or sustained by a court if challenged by the Internal Revenue Service.

    YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO YOU OF: (1) THE ACQUISITION, OWNERSHIP AND SALE OR OTHER DISPOSITION OF OUR SECURITIES, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES; (2) OUR ELECTION TO BE TAXED AS A REAL ESTATE INVESTMENT TRUST FOR FEDERAL INCOME TAX PURPOSES; AND (3) POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

TAXATION OF ISTAR FINANCIAL--GENERAL

    We have elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code, commencing with our taxable year ended December 31, 1998. We believe that we have been organized and have operated in a manner which allows us to qualify for taxation as a REIT under the Internal Revenue Code and we intend to continue to be organized in this manner. Our qualification and taxation as a REIT, however, depend upon our ability to meet, through actual annual operating results, asset requirements, distribution levels, diversity of stock ownership, and the various other qualification tests imposed under the Internal Revenue Code. Accordingly, there can be no assurance that we have operated or will continue to operate in a manner so as to qualify or remain qualified as a REIT. See "--Failure to Qualify."

    In the opinion of Clifford Chance US LLP, commencing with our taxable year ending December 31, 1998, iStar Financial was organized and had operated in conformity with the requirements for qualification as a REIT, and its present and proposed method of operation, as represented by iStar Financial, will enable it to meet the requirements for qualification and taxation as a REIT under the Code. It must be emphasized that this opinion is based and conditioned upon certain assumptions and representations made by us as to factual matters (including our representations concerning our business and properties as set forth in this prospectus). The opinion is expressed as of its date and Clifford Chance US LLP has no obligation to advise of any subsequent change in the matters stated, represented or assumed or any subsequent change in the applicable law. Moreover, such qualification and taxation as a REIT depends upon our ability to meet, through actual annual operating results, distribution levels and diversity of stock ownership, the various qualification tests imposed under the Code as discussed below, the results of which will not be reviewed by Clifford Chance US LLP. Accordingly, no assurance can be given that the actual results of our operation for any one taxable year will satisfy such requirements. See "--Failure to Qualify." An opinion of counsel is not binding on the Internal Revenue Service, and no assurance can be given that the Internal Revenue Service will not challenge our eligibility for taxation as a REIT.

    The sections of the Internal Revenue Code that relate to the qualification and taxation of REITs are highly technical and complex. The following describes the material aspects of the sections of the Internal Revenue Code that govern the federal income tax treatment of a REIT and its stockholders. This summary is qualified in its entirety by the applicable Internal Revenue Code provisions, rules and regulations promulgated under the Internal Revenue Code, and administrative and judicial interpretations of the Internal Revenue Code.

    Provided we qualify for taxation as a REIT, we generally will not be subject to federal corporate income tax on our net income that is currently distributed to our stockholders. This treatment

                                       18
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substantially eliminates the "double taxation" that generally results from an investment in a corporation. Double taxation means taxation once at the corporate level when income is earned and once again at the stockholder level when such income is distributed. Even if we qualify for taxation as a REIT, however, we will be subject to federal income taxation as follows:

    - We will be required to pay tax at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains.

    - We may be subject to the "alternative minimum tax" on items of tax preference, if any.

    - If we have: (1) net income from the sale or other disposition of "foreclosure property" which is held primarily for sale to customers in the ordinary course of business; or (2) other nonqualifying income from foreclosure property, we will be required to pay tax at the highest corporate rate on this income. In general, foreclosure property is property acquired through foreclosure after a default on a loan secured by the property or on a lease of the property.

    - We will be required to pay a 100% tax on any net income from prohibited transactions. In general, prohibited transactions are sales or other taxable dispositions of property, other than foreclosure property, held for sale to customers in the ordinary course of business.

    - If we fail to satisfy the 75% or 95% gross income tests, as described below, but have maintained our qualification as a REIT, we will be required to pay a 100% tax on an amount equal to: (1) the gross income attributable to the greater of the amount by which we fail the 75% or 95% gross income test; multiplied by (2) a fraction intended to reflect our profitability.

    - We will be required to pay a 4% excise tax on the amount by which our annual distributions to our stockholders is less than the sum of: (1) 85% of our ordinary income for the year; (2) 95% of our real estate investment trust capital gain net income for the year; and (3) any undistributed taxable income from prior periods.

    - If we acquire an asset from a corporation which is not a REIT in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset in the hands of the transferor corporation, and we subsequently sell the asset within ten years, then under Treasury regulations not yet issued, we would be required to pay tax at the highest regular corporate tax rate on this gain to the extent:
      (1) the fair market value of the asset; exceeds (2) our adjusted tax basis in the asset, in each case, determined as of the date on which we acquired the asset. The results described in this paragraph assume that we will elect this treatment in lieu of an immediate tax when the asset is acquired.

    - We will generally be subject to tax on the portion of any "excess inclusion" income derived from an investment in residual interests in real estate mortgage investment conduits to the extent our stock is held by specified tax exempt organizations not subject to tax on unrelated business taxable income.

REQUIREMENTS FOR QUALIFICATION AS A REAL ESTATE INVESTMENT TRUST

GENERAL

    The Internal Revenue Code defines a REIT as a corporation, trust or association:

    - that is managed by one or more trustees or directors;

    - that issues transferable shares or transferable certificates to its owners;

    - that would be taxable as a regular corporation, but for its election to be taxed as a REIT;

    - that is not a financial institution or an insurance company under the Internal Revenue Code;

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    - that is owned by 100 or more persons;

    - not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals, as defined in the Internal Revenue Code to include some entities, during the last half of each year; and

    - that meets other tests, described below, regarding the nature of its income and assets, and the amount of its distributions.

    The Internal Revenue Code provides that conditions (1) to (4) must be met during the entire year and that condition (5) must be met during at least
335 days of a year of twelve months, or during a proportionate part of a shorter taxable year. Conditions (5) and (6) do not apply to the first taxable year for which an election is made to be taxed as a REIT. For purposes of condition (6), tax-exempt entities are generally treated as individuals, subject to a "look-through" exception for pension funds.

    Our Charter provides for restrictions regarding ownership and transfer of our stock. These restrictions are intended to assist us in satisfying the share ownership requirements described in (5) and (6) above. These restrictions, however, may not ensure that we will, in all cases, be able to satisfy the share ownership requirements described in (5) and (6) above. If we fail to satisfy these share ownership requirements, our status as a REIT would terminate. If, however, we comply with the rules contained in applicable Treasury regulations that require us to determine the actual ownership of our shares and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the requirement described in condition (6) above, we would not be disqualified as a REIT.

    In addition, a corporation may not qualify as a REIT unless its taxable year is the calendar year. We have and will continue to have a calendar taxable year.

OWNERSHIP OF A PARTNERSHIP INTEREST

    The Treasury regulations provide that if we are a partner in a partnership, we will be deemed to own our proportionate share of the assets of the partnership, and we will be deemed to be entitled to our proportionate share of the gross income of the partnership. The character of the assets and gross income of the partnership generally retains the same character in our hands for purposes of satisfying the gross income and asset tests described below.

QUALIFIED REIT SUBSIDIARIES

    A "qualified REIT subsidiary" is a corporation, all of the stock of which is owned by a REIT. Under the Internal Revenue Code, a qualified REIT subsidiary is not treated as a separate corporation from the REIT. Rather, all of the assets, liabilities, and items of income, deduction, and credit of the qualified REIT subsidiary are treated as the assets, liabilities, and items of income, deduction, and credit of the REIT for purposes of the REIT income and asset tests described below.

INCOME TESTS

    We must meet two annual gross income requirements to qualify as a REIT. First, each year we must derive, directly or indirectly, at least 75% of our gross income, excluding gross income from prohibited transactions, from investments relating to real property or mortgages on real property, including "rents from real property" and mortgage interest, or from specified temporary investments. Second, each year we must derive at least 95% of our gross income, excluding gross income from prohibited transactions, from investments meeting the 75% test described above, or from dividends, interest and gain from the sale or disposition of stock or securities. For these purposes, the term "interest" generally does not include any interest of which the amount received depends on the income or profits of any person. An amount will generally not be excluded from the term "interest," however, if such amount is based on a fixed percentage of gross receipts or sales.

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    Any amount includable in gross income by us with respect to a regular or residual interest in a real estate mortgage investment conduit is generally treated as interest on an obligation secured by a mortgage on real property for purposes of the 75% gross income test. If, however, less than 95% of the assets of a real estate mortgage investment conduit consist of real estate assets, we will be treated as receiving directly our proportionate share of the income of the real estate mortgage investment conduit, which would generally include non-qualifying income for purposes of the 75% gross income test. In addition, if we receive interest income with respect to a mortgage loan that is secured by both real property and other property and the principal amount of the loan exceeds the fair market value of the real property on the date we made the mortgage loan, interest income on the loan will be apportioned between the real property and the other property, which apportionment would cause us to recognize income that is not qualifying income for purposes of the 75% gross income test.

    We may make loans that have shared appreciation provisions. To the extent interest on a loan is based on the cash proceeds from the sale or value of property, income attributable to such provision would be treated as gain from the sale of the secured property, which generally should qualify for purposes of the 75% and 95% gross income tests.

    We may employ, to the extent consistent with the REIT provisions of the Code, forms of securitization of our assets under which a "sale" of an interest in a mortgage loan occurs, and a resulting gain or loss is recorded on our balance sheet for accounting purposes at the time of sale. In a "sale" securitization, only the net retained interest in the securitized mortgage loans would remain on our balance sheet. We may elect to conduct certain of our securitization activities, including such sales, through one or more taxable subsidiaries, or through qualified REIT subsidiaries, formed for such purpose. To the extent consistent with the REIT provisions of the Code, such entities could elect to be taxed as real estate mortgage investment conduits or financial asset securitization investment trusts.

    Lease income we receive will qualify as "rents from real property" only if the following conditions are met:

    - the amount of lease income may not be based in whole or in part on the income or profits of any person. "Rents from real property" may, however, include lease income based on a fixed percentage of receipts or sales;

    - lease income received from a corporate tenant will not qualify as "rents from real property" if iStar Financial, or an actual or constructive owner of 10% or more of iStar Financial, actually or constructively owns 10% or more of such corporate tenant;

    - if lease income attributable to personal property leased in connection with a lease of real property is greater than 15% of the total lease income received under the lease, then the portion of lease income attributable to personal property will not qualify as "rents from real property"; and

    - to qualify as "rents from real property," we generally may not render services to corporate tenants of the property, other than through an independent contractor from whom we derive no revenue. We may, however, provide services that are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant" of the property. In addition, we may provide a DE MINIMIS amount of non-customary services. Finally, we may provide certain non-customary services to corporate tenants through a "taxable Company subsidiary," which is a taxable corporation wholly or partly owned by iStar Financial.

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    If we fail to satisfy one or both of the 75% or 95% gross income tests for any year, we may still qualify as a REIT if we are entitled to relief under the Internal Revenue Code. Generally, we may be entitled to relief if:

    - our failure to meet the gross income tests was due to reasonable cause and not due to willful neglect;

    - we attach a schedule of the sources of our income to our federal income tax return; and

    - any incorrect information on the schedule was not due to fraud with the intent to evade tax.

    It is not possible to state whether in all circumstances we would be entitled to rely on these relief provisions. If these relief provisions do not apply to a particular set of circumstances, we would not qualify as a REIT. As discussed above in "--Taxation of iStar Financial--General," even if these relief provisions apply, and we retain our status as a REIT, a tax would be imposed with respect to our income that does not meet the gross income tests. We may not always be able to maintain compliance with the gross income tests for REIT qualification despite periodically monitoring our income.

FORECLOSURE PROPERTY

    Net income realized by us from foreclosure property would generally be subject to tax at the maximum federal corporate tax rate (currently 35%). Foreclosure property means real property and related personal property that:
(1) is acquired by us through foreclosure following a default on a lease of such property or a default on indebtedness owed to us that is secured by the property; and (2) for which we make an election to treat the property as foreclosure property.

PROHIBITED TRANSACTION INCOME

    Any gain realized by us on the sale of any property, other than foreclosure property, held as inventory or otherwise held primarily for sale to customers in the ordinary course of business will be prohibited transaction income, and subject to a 100% penalty tax. Prohibited transaction income may also adversely affect our ability to satisfy the gross income tests for qualification as a REIT. Whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business depends on all the facts and circumstances surrounding the particular transaction. While the Treasury regulations provide standards which, if met, would not result in prohibited transaction income, we may not be able to meet these standards in all circumstances.

HEDGING TRANSACTIONS

    We may enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging transactions could take a variety of forms, including interest rate swaps or cap agreements, options, futures contracts, forward rate agreements, or similar financial instruments. To the extent that we enter into hedging transactions to reduce our interest rate risk on indebtedness incurred to acquire or carry real estate assets, any income, or gain from the disposition of hedging transactions should be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test.

ASSET TESTS

    At the close of each quarter of each year, we also must satisfy four tests relating to our assets. First, at least 75% of the value of our total assets must be real estate assets, cash, cash items and government securities. For purposes of this test, real estate assets include real estate mortgages, real property, interests in other REITs and stock or debt instruments held for one year or less that are purchased with the proceeds of a stock offering or a long-term public debt offering. Second, not more than 25% of our total assets may be represented by securities, other than those securities includable in the 75% asset class. Third, not more than 20% of the value of our total assets may be represented by securities in one or more taxable

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REIT subsidiaries. Fourth, of the investments included in the 25% asset class, the value of any one issuer's securities that we hold may not exceed 5% of the value of our total assets, and we may not own more than 10% of the total vote or value of the outstanding securities of any one issuer (other than, with respect to the 10% value requirement, certain "straight debt" securities).

    We expect that any real property and temporary investments that we acquire will generally be qualifying assets for purposes of the 75% asset test, except to the extent that less than 95% of the assets of a real estate mortgage investment conduit in which we own an interest consists of "real estate assets." Mortgage loans will generally be qualifying assets for purposes of the 75% asset test to the extent that the principal balance of each mortgage loan does not exceed the value of the associated real property.

    After meeting the asset tests at the close of any quarter, we will not lose our status as a REIT if we fail to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. In addition, if we fail to satisfy the asset tests because we acquire assets during a quarter, we can cure this failure by disposing of sufficient nonqualifying assets within 30 days after the close of that quarter.

    We will monitor the status of the assets that we acquire for purposes of the various asset tests and we will manage our portfolio in order to comply with such tests.

ANNUAL DISTRIBUTION REQUIREMENTS

    To qualify as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders in an amount at least equal to the sum of: (1) 90% of our "REIT taxable income"; and (2) 90% of our after tax net income, if any, from foreclosure property; minus (3) the sum of certain items of non-cash income. In general,"REIT taxable income" means taxable ordinary income without regard to the dividends paid deduction.

    We are required to distribute income in the taxable year in which it is earned, or in the following taxable year before we timely file our tax return if such dividend distributions are declared and paid on or before our first regular dividend payment. Except as provided in "--Taxation of Taxable U.S. Stockholders" below, these distributions are taxable to holders of common stock in the year in which paid, even though these distributions relate to our prior year for purposes of our 90% distribution requirement. To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100% of our "REIT taxable income," we will be subject to tax at regular corporate tax rates.

    From time to time we may not have sufficient cash or other liquid assets to meet the above distribution requirements due to timing differences between the actual receipt of cash and payment of expenses, and the inclusion of income and deduction of expenses in arriving at our taxable income. If these timing differences occur, in order to meet the REIT distribution requirements, we may need to arrange for short-term, or possibly long-term, borrowings, or to pay dividends in the form of taxable stock dividends.

    Under certain circumstances, we may be able to rectify a failure to meet a distribution requirement for a year by paying "deficiency dividends" to our stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being subject to tax on amounts distributed as deficiency dividends. We will be required, however, to pay interest based upon the amount of any deduction claimed for deficiency dividends. In addition, we will be subject to a 4% excise tax on the excess of the required distribution over the amounts actually distributed if we should fail to distribute each year at least the sum of 85% of our ordinary income for the year, 90% of our capital gain income for the year, and any undistributed taxable income from prior periods.

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RECORDKEEPING REQUIREMENTS

    We are required to maintain records and request on an annual basis information from specified stockholders. This requirement is designed to disclose the actual ownership of our outstanding stock.

FAILURE TO QUALIFY

    If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions of the Internal Revenue Code described above do not apply, we will be subject to tax, including any applicable alternative minimum tax, and possibly increased state and local taxes, on our taxable income at regular corporate rates. Such taxation would reduce the cash available for distribution by us to our stockholders. Distributions to our stockholders in any year in which we fail to qualify as a REIT will not be deductible by us and we will not be required to distribute any amounts to our stockholders. If we fail to qualify as a REIT, distributions to our stockholders will be subject to tax as ordinary income to the extent of our current and accumulated earnings and profits and, subject to certain limitations of the Internal Revenue Code, corporate stockholders may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, we would also be disqualified from taxation as a REIT for the four taxable years following the year during which we lost our qualification. It is not possible to state whether in all circumstances we would be entitled to statutory relief.

TAXATION OF TAXABLE U.S. STOCKHOLDERS

    When we use the term "U.S. stockholders," we mean a holder of shares of our stock who is, for United States federal income tax purposes:

    - a citizen or resident of the United States;

    - a corporation, partnership, or other entity created or organized in or under the laws of the United States or of any state thereof or in the District of Columbia, unless Treasury regulations provide otherwise;

    - an estate the income of which is subject to United States federal income taxation regardless of its source; or

    - a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust.

DISTRIBUTIONS GENERALLY

    Distributions out of our current or accumulated earnings and profits, other than capital gain dividends will be taxable to our U.S. stockholders as ordinary income. Provided we qualify as a REIT, our dividends will not be eligible for the dividends received deduction generally available to U.S. stockholders that are corporations.

    To the extent that we make distributions in excess of our current and accumulated earnings and profits, these distributions will be treated as a tax-free return of capital to each U.S. stockholder, and will reduce the adjusted tax basis which each U.S. stockholder has in its shares of stock by the amount of the distribution, but not below zero. Return of capital distributions in excess of a U.S. stockholder's adjusted tax basis in its shares will be taxable as capital gain, provided that the shares have been held as capital assets, and will be taxable as long-term capital gain if the shares have been held for more than one year. Dividends we declare in October, November, or December of any year and pay to a stockholder of record on a specified date in any of those months will be treated as both paid by us and received by the stockholder on December 31 of that year, provided we pay the dividend in January of the following year. Stockholders may not include in their own income tax returns any of our net operating losses or capital losses.

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CAPITAL GAIN DISTRIBUTIONS

    Distributions designated as net capital gain dividends will be taxable to our U.S. stockholders as capital gain income. Such capital gain income will be taxable to non-corporate U.S. stockholders at a maximum rate of 20% or 25% based on the characteristics of the asset we sold that produced the gain. U.S. stockholders that are corporations may be required to treat up to 20% of certain capital gain dividends as ordinary income.

RETENTION OF NET CAPITAL GAINS

    We may elect to retain, rather than distribute as a capital gain dividend, our net capital gains. If we make this election, we would pay tax on such retained capital gains. In such a case, our stockholders would generally:

    - include their proportionate share of our undistributed net capital gains in their taxable income;

    - receive a credit for their proportionate share of the tax paid by us; and

    - increase the adjusted basis of their stock by the difference between the amount of their capital gain and their share of the tax paid by us.

PASSIVE ACTIVITY LOSSES AND INVESTMENT INTEREST LIMITATIONS

    Distributions we make and gain arising from the sale or exchange by a U.S. stockholder of our shares will not be treated as passive activity income. As a result, U.S. stockholders will not be able to apply any "passive losses" against income or gain relating to our stock. Distributions we make, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation.

DISPOSITIONS OF STOCK

    If you are a U.S. stockholder and you sell or dispose of your shares of stock, you will recognize gain or loss for federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property you receive on the sale or other disposition and your adjusted tax basis in the shares of stock. This gain or loss will be capital gain or loss if you have held the stock as a capital asset, and will be long-term capital gain or loss if you have held the stock for more than one year. In general, if you are a U.S. stockholder and you recognize loss upon the sale or other disposition of stock that you have held for six months or less, the loss you recognize will be treated as a long-term capital loss to the extent you received distributions from us which were required to be treated as long-term capital gains.

BACKUP WITHHOLDING

    We report to our U.S. stockholders and the Internal Revenue Service the amount of dividends paid during each calendar year, and the amount of any tax withheld. Under the backup withholding rules, a stockholder may be subject to backup withholding with respect to dividends paid unless the holder is a corporation or comes within other exempt categories and, when required, demonstrates this fact, or provides a taxpayer identification number or social security number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. stockholder that does not provide us with his correct taxpayer identification number or social security number may also be subject to penalties imposed by the Internal Revenue Service. Backup withholding is not an additional tax. Any amount paid as backup withholding will be creditable against the stockholder's income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status.

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TAXATION OF TAX-EXEMPT STOCKHOLDERS

    The Internal Revenue Service has ruled that amounts distributed as dividends by a REIT do not constitute unrelated business taxable income when received by a tax-exempt entity. Based on that ruling, provided that a tax-exempt stockholder has not held its shares as "debt financed property" within the meaning of the Internal Revenue Code and the shares are not otherwise used in a unrelated trade or business, dividend income on our stock and income from the sale of our stock should not be unrelated business taxable income to a tax-exempt stockholder. Generally, debt financed property is property, the acquisition or holding of which was financed through a borrowing by the tax-exempt stockholder.

    For tax-exempt stockholders which are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Internal Revenue Code, respectively, income from an investment in our shares will constitute unrelated business taxable income unless the organization is able to claim properly a deduction for amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its investment in our shares. These prospective investors should consult their tax advisors concerning these "set aside" and reserve requirements.

    Notwithstanding the above, however, a portion of the dividends paid by a "pension-held REIT" may be treated as unrelated business taxable income as to any pension trust which:

    - is described in Section 401(a) of the Internal Revenue Code;

    - is tax-exempt under Section 501(a) of the Internal Revenue Code; and

    - holds more than 10%, by value, of the interests in the REIT.

    Tax-exempt pension funds that are described in Section 401(a) of the Internal Revenue Code are referred to below as "qualified trusts."

    A REIT is a "pension held REIT" if:

    - it would not have qualified as a REIT but for the fact that
      Section 856(h)(3) of the Internal Revenue Code provides that stock owned by a qualified trust is treated, for purposes of the 5/50 rule, as owned by the beneficiaries of the trust, rather than by the trust itself; and

    - either at least one qualified trust holds more than 25%, by value, of the interests in the REIT, or one or more qualified trusts, each of which owns more than 10%, by value, of the interests in the REIT, holds in the aggregate more than 50%, by value, of the interests in the REIT.

    The percentage of any REIT dividend treated as unrelated business taxable income is equal to the ratio of:

    - the unrelated business taxable income earned by the REIT, treating the REIT as if it were a qualified trust and therefore subject to tax on unrelated business taxable income, to

    - the total gross income of the REIT.

    A DE MINIMIS exception applies where the percentage is less than 5% for any year. As a result of the limitations on the transfer and ownership of stock contained in our Charter, we do not expect to be classified as a "pension-held REIT."

    EXCESS INCLUSION INCOME:

    A portion of our net income attributable to assets financed through our STARs(SM) program (and, therefore, a portion of the dividends payable by us) may be treated as Excess Inclusion income from a REMIC residual interest, which may constitute unrelated business taxable income to a tax-exempt stockholder. These amounts have historically been immaterial and we expect that they will be

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immaterial in the future. Prospective stockholders should consult their own tax advisors regarding the federal income tax consequences to them of incurring Excess Inclusion income.

TAXATION OF NON-U.S. STOCKHOLDERS

    The rules governing federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign stockholders (collectively, "Non-U.S. stockholders") are complex and no attempt will be made herein to provide more than a summary of such rules.

    PROSPECTIVE NON-U.S. STOCKHOLDERS SHOULD CONSULT THEIR TAX ADVISORS TO DETERMINE THE IMPACT OF FOREIGN, FEDERAL, STATE, AND LOCAL INCOME TAX LAWS WITH REGARD TO AN INVESTMENT IN OUR SECURITIES AND OF OUR ELECTION TO BE TAXED AS A REAL ESTATE INVESTMENT TRUST INCLUDING ANY REPORTING REQUIREMENTS.

    Distributions to Non-U.S. stockholders that are not attributable to gain from sales or exchanges by us of U.S. real property interests and are not designated by us as capital gain dividends or retained capital gains will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Such distributions will generally be subject to a withholding tax equal to 30% of the distribution unless an applicable tax treaty reduces or eliminates that tax. However, if income from an investment in our stock is treated as effectively connected with the Non-U.S. stockholder's conduct of a U.S. trade or business, the Non-U.S. stockholder generally will be subject to federal income tax at graduated rates, in the same manner as U.S. stockholders are taxed with respect to such distributions (and also may be subject to the 30% branch profits tax in the case of a Non-U.S. stockholder that is a corporation). We expect to withhold U.S. income tax at the rate of 30% on the gross amount of any distributions made to a Non-U.S. stockholder unless: (1) a lower treaty rate applies and any required form, such as IRS Form W-8BEN, evidencing eligibility for that reduced rate is filed by the Non-U.S. stockholder with us; or (2) the Non-U.S. stockholder files an IRS Form W-8ECI with us claiming that the distribution is effectively connected income.

    Any portion of the dividends paid to Non-U.S. stockholders that is treated as excess inclusion income from a real estate mortgage investment conduit will not be eligible for exemption from the 30% withholding tax or a reduced treaty rate. In addition, if Treasury regulations are issued allocating our excess inclusion income from non-real estate mortgage investment conduits among our stockholders, some percentage of the our dividends would not be eligible for exemption from the 30% withholding tax or a reduced treaty withholding tax rate in the hands of Non-U.S. stockholders.

    Distributions in excess of our current and accumulated earnings and profits will not be taxable to a stockholder to the extent that such distributions do not exceed the adjusted basis of the stockholder's stock, but rather will reduce the adjusted basis of such shares. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a Non-U.S. stockholder's stock, such distributions will give rise to tax liability if the Non-U.S. stockholder would otherwise be subject to tax on any gain from the sale or disposition of its stock, as described below. Because it generally cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current and accumulated earnings and profits, the entire amount of any distribution normally will be subject to withholding at the same rate as a dividend. However, amounts so withheld are refundable to the extent it is subsequently determined that such distribution was, in fact, in excess of our current and accumulated earnings and profits. We are also required to withhold 10% of any distribution in excess of our current and accumulated earnings and profits. Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution, to the extent that we do not do so, any portion of a distribution not subject to withholding at a rate of 30% will be subject to withholding at a rate of 10%.

    For any year in which we qualify as a REIT, distributions that are attributable to gain from sales or exchanges of a U.S. real property interest, which includes certain interests in real property, but

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generally does not include mortgage loans, will be taxed to a Non-U.S.
stockholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). Under FIRPTA, distributions attributable to gain from sales of U.S. real property interests are taxed to a Non-U.S. stockholder as if such gain were effectively connected with a U.S. business. Non-U.S. stockholders thus would be taxed at the normal capital gain rates applicable to U.S. stockholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Distributions subject to FIRPTA also may be subject to the 30% branch profits tax in the hands of a Non-U.S. stockholder that is a corporation. We are required to withhold 35% of any distribution that is designated by us as a U.S. real property capital gains dividend. The amount withheld is creditable against the Non-U.S. stockholder's FIRPTA tax liability.

    Gain recognized by a Non-U.S. stockholder upon a sale of our stock generally will not be taxed under FIRPTA if we are a "domestically controlled REIT," which is a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by Non-U.S. persons. Although we currently believe that we are a "domestically controlled REIT," because our stock is publicly traded, no assurance can be given that we are or will remain a "domestically controlled REIT." Even if we do not qualify as a "domestically controlled REIT," a Non-U.S. stockholder that owns, actually or constructively, 5% or less of our stock throughout a specified testing period will not recognize taxable gain on the sale of his stock under FIRPTA if the shares are traded on an established securities market. If we did not qualify as a domestically controlled REIT and a Non-U.S. stockholder does not qualify for the above exception, amounts realized by such Non-U.S. stockholder upon a sale of our stock generally would be subject to withholding under FIRPTA at a rate of 10%.

    Gain not subject to FIRPTA will be taxable to a Non-U.S. stockholder if:
(1) the Non-U.S. stockholder's investment in the stock is effectively connected with a U.S. trade or business, in which case the Non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain; or
(2) the Non-U.S. stockholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and other conditions are met, in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gains. If the gain on the sale of the stock were to be subject to taxation under FIRPTA, the Non-U.S. stockholder would be subject to the same treatment as U.S. stockholders with respect to such gain (subject to applicable alternative minimum tax, a special alternative minimum tax in the case of nonresident alien individuals, and the possible application of the 30% branch profits tax in the case of Non-U.S. corporations).

STATE, LOCAL AND FOREIGN TAXATION

    We may be required to pay state, local and foreign taxes in various state, local and foreign jurisdictions, including those in which we transact business or make investments, and our stockholders may be required to pay state, local and foreign taxes in various state, local and foreign jurisdictions, including those in which they reside. Our state, local and foreign tax treatment may not conform to the federal income tax consequences summarized above. In addition, your state, local and foreign tax treatment may not conform to the federal income tax consequences summarized above. Consequently, you should consult your tax advisor regarding the effect of state, local and foreign tax laws on an investment in our securities.

POSSIBLE LEGISLATIVE OR OTHER ACTIONS AFFECTING REITS

    The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service and the U.S. Treasury Department. Changes to the tax law, which may have retroactive application, could adversely affect us and our investors. It cannot be predicted whether, when, in what forms, or with what effective dates, the tax law applicable to us or our investors will be changed.

                                 LEGAL MATTERS

    Clifford Chance US LLP, 200 Park Avenue, New York, New York 10166, will pass upon the validity of the securities we are offering by this prospectus. If the validity of any securities is also passed upon by counsel for the underwriters of an offering of those securities, that counsel will be named in the prospectus supplement relating to that offering.

                                    EXPERTS

    The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2001 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    We are incorporating by reference in this prospectus the following documents which we have previously filed with the Securities and Exchange Commission under the File Number 1-10150:

    (1) Annual Report on Form 10-K for fiscal year ended December 31, 2001, as amended by the Form 10-K/A dated July 19, 2002.

    (2) Current Reports on Form 8-K dated May 20, 2002, August 14, 2002, November 12, 2002 and November 14, 2002.

    (3) Quarterly Reports on Form 10-Q for the quarters ended March 31, 2002, June 30, 2002 and September 30, 2002.

    (4) Definitive Proxy Statement dated April 12, 2002.

    (5) The description of the shares of common stock contained in the Registration Statement on Form 8-A on October 5, 1999.

    Whenever after the date of this prospectus we file reports or documents under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, those reports and documents will be deemed to be part of this prospectus from the time they are filed. If anything in a report or document we file after the date of this prospectus changes anything in it, this prospectus will be deemed to be changed by that subsequently filed report or document beginning on the date the report or document is filed.

    We will provide to each person to whom a copy of this prospectus is delivered a copy of any or all of the information that has been incorporated by reference in this prospectus, but not delivered with this prospectus. We will provide this information at no cost to the requestor upon written or oral request addressed to iStar Financial Inc., 1114 Avenue of the Americas, New York, New York 10036, attention: Investor Relations Department (Telephone:
(212) 930-9400).

                              INFORMATION WE FILE

    We file annual, quarterly and current reports, proxy statements and other materials with the SEC. The public may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers (including us) that file electronically with the SEC. The address of that site is http://www.sec.gov.

    Reports, proxy statements and other information we file also can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

------------------------------------------

    WE HAVE NOT AUTHORIZED ANY DEALER, SALESPERSON OR OTHER PERSON TO GIVE ANY INFORMATION OR REPRESENT ANYTHING TO YOU OTHER THAN THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. YOU MUST NOT RELY ON UNAUTHORIZED INFORMATION OR REPRESENTATIONS.

    THIS PROSPECTUS SUPPLEMENT DOES NOT OFFER TO SELL OR ASK FOR OFFERS TO BUY ANY OF THE SECURITIES IN ANY JURISDICTION WHERE IT IS UNLAWFUL, WHERE THE PERSON MAKING THE OFFER IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON WHO CANNOT LEGALLY BE OFFERED THE SECURITIES.

    THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS CURRENT ONLY AS OF THE DATE ON ITS COVER, AND MAY CHANGE AFTER THAT DATE. FOR ANY TIME AFTER THE COVER DATE OF THIS PROSPECTUS SUPPLEMENT, WE DO NOT REPRESENT THAT OUR AFFAIRS ARE THE SAME AS DESCRIBED OR THAT THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS CORRECT, NOR DO WE IMPLY THOSE THINGS BY DELIVERING THIS PROSPECTUS SUPPLEMENT OR SELLING SECURITIES TO YOU.
                                   ----------

                               TABLE OF CONTENTS

                                            PAGE
                                          --------
              PROSPECTUS SUPPLEMENT
Forward-Looking Statements..............    S-ii
Summary.................................     S-1
Risk Factors............................    S-11
Use of Proceeds.........................    S-13
Capitalization..........................    S-13
Selected Financial Data.................    S-14
iStar Financial Inc.....................    S-17
Our Strategy............................    S-28
Management..............................    S-35
Description of Other Indebtedness.......    S-43
Description of Notes....................    S-45
Federal Income Tax Consequences.........    S-73
Underwriting............................    S-76
Legal Matters...........................    S-77

                    PROSPECTUS
Forward-Looking Information.............       2
The Company.............................       2
Risk Factors............................       3
Ratio of Earnings to Fixed Charges......      10
Use of Proceeds.........................      10
Description of Debt Securities..........      10
Description of Warrants.................      13
Description of Common Stock and
  Preferred Stock.......................      13
Description of Depositary Shares........      16
Material Federal Income Tax
  Consequences..........................      17
Legal Matters...........................      29
Experts.................................      29
Incorporation of Certain Documents by
  Reference.............................      29
Information We File.....................      29

                                     [LOGO]

                                   $150,000,000

                             7.0% SENIOR NOTES DUE 2008

                             DEUTSCHE BANK SECURITIES

                             PROSPECTUS SUPPLEMENT

                                  MARCH 11, 2003